      As Filed With The Securities And Exchange Commission On
  February 7, 1996
                                      Registration No. 33-_______

                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C.  20549

                             FORM N-14

  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     (X)

  Pre-Effective Amendment No.                                (  )

  Post-Effective Amendment No.                               (  )

                Fund for Government Investors, Inc.
         (Exact Name of Registrant as Specified in Charter)

          4922 Fairmont Avenue, Bethesda, Maryland  20814
        (Address of Principal Executive Offices) (Zip Code)

                           (301) 657-1500
        (Registrant's Telephone Number, Including Area Code)

                       Mr. Richard J. Garvey
                Fund for Government Investors, Inc.
                        4922 Fairmont Avenue
                     Bethesda, Maryland  20814
         (Name and Address of Agent for Service of Process)

                             Copies to:

                       James Bernstein, Esq.
                Jorden Burt Berenson & Johnson  LLP
                 1025 Thomas Jefferson Street, N.W.
                           Suite 400 East
                      Washington, D. C.  20007

  Approximate  Date of  Proposed  Public Offering:    As soon  as
  practicable   after   this   Registration   Statement   becomes
  effective.

  It is proposed that this filing will become effective thirty days after filing pursuant to paragraph (a) of Rule 488.

  The   Registrant  has  registered   an  indefinite   amount  of
  securities  under  the  Securities  Act  of  1933  pursuant  to
  Section 24(f) under the Investment Company Act of 1940; accordingly, no fee is payable herewith. The Registrant filed a Rule 24f-2 Notice for its most recent fiscal year ended December 31, 1994 on February 22, 1995.

                FUND FOR GOVERNMENT INVESTORS, INC.


                 CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement contains the following pages
                           and documents:

                            Front Cover
                           Contents Page
                       Cross-Reference Sheet
                      Letters to Shareholders
                     Notice of Special Meeting


                               PART A

                Combined Prospectus/Proxy Statement


                               PART B

                Statement of Additional Information


                               PART C

                         Other Information
                             Signatures
                              Exhibits

                FUND FOR GOVERNMENT INVESTORS, INC.

                REGISTRATION STATEMENT ON FORM N-14

                       CROSS REFERENCE SHEET



    N-14                        Location in
  Item No.                      Registration Statement


                  Part A:  Information Required In
                     Prospectus/Proxy Statement


  1.   Beginning of Registration     Cover Page; Cross Reference
       Statement and Outside Front   Sheet
       Cover Page of Prospectus

  2.   Beginning and Outside Back    Table of Contents
       Cover Page of Prospectus

  3.   Synopsis and Risk Factors     Synopsis; Principal Risk
                                     Factors

  4.   Information about the         Synopsis; The Proposed
       Transaction                   Reorganization; Appendix A

  5.   Information about the         Synopsis; Comparison of
       Registrant                    Investment Objectives and
                                     Policies; Principal Risk
                                     Factors; Additional
                                     Information About FGI and
                                     the FGI Shares;
                                     Miscellaneous; Current
                                     Prospectus of Fund for
                                     Government Investors, Inc.

  6.   Information about the         Synopsis; Comparison of
       Companyt Being Acquired       Investment Objectives and
                                     Policies; Principal Risk
                                     Factors; Additional
                                     Information About the Money
                                     Market Portfolio and the
                                     Money Market Portfolio
                                     Shares; Current Prospectus
                                     of The Rushmore Money
                                     Market Portfolio

    N-14                        Location in
  Item No.                      Registration Statement

  7.   Voting Information            Introduction and Voting
                                     Information; Synopsis

  8.   Interest of Certain Persons   Introduction and Voting
       and Experts                   Information; The Proposed
                                     Reorganization;
                                     Miscellaneous

  9.   Additional Information        Not Applicable
       Required for Reoffering by
       Persons Deemed to be
       Underwriters


                  Part B:  Information Required In
                Statement of Additional Information


  10.  Cover Page                    Cover Page

  11.  Table of Contents             Table of Contents

  12.  Additional Information about  Current Statement of
       the Registrant                Additional Information of
                                     Fund for Government
                                     Investors, Inc.

  13.  Additional Information about  Current Statement of
       the Company Being Acquired    Additional Information of
                                     The Rushmore Fund, Inc.

  14.  Financial Statements          Current Annual Report of
                                     Fund for Government
                                     Investors, Inc.; Semi-
                                     Annual Report of Fund for
                                     Government Investors, Inc.;
                                     Current Annual Report of
                                     The Rushmore Fund, Inc.;
                                     Pro Forma Financial
                                     Statements

                     Part C:  Other Information


  15.  Indemnification               Indemnification

  16.  Exhibits                      Exhibits

  17.  Undertakings                  Undertakings

                          March ___, 1996


  Dear Shareholder:

       Enclosed is a proxy statement and a detailed shareholder letter describing the proposed combination of your Portfolio, the Rushmore Money Market Portfolio, and Fund for Government Investors. Your Portfolio and Fund for Government Investors are similar and are both money market funds. The Money Market Portfolio and Fund for Government Investors have virtually identical investment objectives and comparable investment policies and can invest in most of the same types of securities. This combination will provide the opportunity for you to continue to pursue your investment goals and the potential to benefit from the lower expenses paid by a larger fund. It is being recommended by your Board of Directors.

       Please review the attached materials carefully and return your proxy as soon as possible.


                                /s/ Richard J. Garvey
                                Richard J. Garvey
                                President
                                The Rushmore Fund, Inc.

                      THE RUSHMORE FUND, INC.
                        4922 Fairmont Avenue
                     Bethesda, Maryland  20814

                          March ___, 1996

                       To the Shareholders of

                The Rushmore Money Market Portfolio

  Dear Shareholder:

  A special meeting of the shareholders of the Rushmore Money Market Portfolio (the "Money Market Portfolio"), a series of The Rushmore Fund, Inc. (the "Rushmore Fund"), will be held at 1:00 P.M., Eastern Time, on Friday, May 24, 1996, at the
  offices of the Rushmore Fund, at 4922 Fairmont Avenue, Bethesda, Maryland 20814 (the "Meeting"). At the Meeting, the shareholders of the Money Market Portfolio will vote on an Agreement and Plan of Reorganization (the "Plan"). Under the Plan, the Money Market Portfolio will merge into Fund for Government Investors, Inc. ("FGI"), a separate investment company within the Rushmore Group that has an investment objective that is virtually identical to that of the Money Market Portfolio and investment policies that are comparable to those of the Money Market Portfolio (the "Reorganization").

  If the Plan is approved by the shareholders of the Money Market Portfolio and implemented by the Rushmore Fund, you will become a shareholder of FGI and will receive shares of FGI having an aggregate value equal to the aggregate value of your investment in the Money Market Portfolio. No sales charge will be imposed as the result of the Reorganization. The Reorganization will be conditioned upon receipt of an opinion of counsel indicating that the Reorganization will qualify as a tax-free reorganization for Federal income tax purposes.

  The Board of Directors of the Rushmore Fund (the "Rushmore Fund Board") believes that the proposed Reorganization should benefit shareholders by facilitating a potentially larger mutual fund. A larger mutual fund should enhance the ability of the adviser of the combined mutual fund to effect portfolio transactions on more favorable terms as well as promote more efficient operations and enable the combined mutual fund to diversify investments to a greater extent. The Rushmore Fund Board further anticipates that the Reorganization should permit the reduction or elimination of certain duplicative costs and expenses, presently incurred for services that are separately performed for both the Money Market Portfolio and FGI.

  The Rushmore Fund Board has carefully considered and has unanimously approved the proposed Reorganization, as described in the accompanying materials. The Rushmore Fund Board believes that the Reorganization is in the best interests of the Money Market Portfolio and its shareholders and, therefore, recommends that you vote in favor of approving the Plan.

  Concurrently with the solicitation of the shareholders of the Money Market Portfolio for the approval of the Reorganization, the approval by the shareholders of FGI of an agreement and plan of redomestication, whereby FGI would change its form of organization from a Maryland corporation to a Delaware business trust (the "FGI Redomestication"), also is being solicited. The Board of Directors of FGI (the "FGI Board") has approved such agreement and plan of redomestication. The FGI Board believes that the shareholders of FGI will benefit from the redomestication because a Delaware business trust pays lower expenses than a Maryland corporation and provides greater operational and administrative flexibility. Accordingly, should shareholders of FGI approve the FGI
  Redomestication and the shareholders of the Money Market Portfolio approve the Reorganization, as described in the accompanying materials, the Money Market Portfolio will merge into FGI, a Maryland corporation, which, in turn, will redomesticate into a Delaware business trust.

  We strongly urge you to review, complete, and return your proxy as soon as possible. Your vote is important no matter how many shares you own. Voting your shares early will help to avoid costly follow-up mail and telephone solicitation. After reviewing the enclosed materials, please exercise your right to vote today by completing, dating, and signing each proxy card you receive and mailing the proxy in the self-addressed, postage-paid envelope that has been enclosed for your convenience. It is very important that you vote and that your voting instructions be received no later than 12:00 Noon, Eastern Time, on Friday, May 24, 1996.

  Please note that you may receive more than one proxy package if you hold shares of the Money Market Portfolio in more than one account, and you should return separate proxy cards for such accounts. If you have any questions, please call Rushmore Trust and Savings, FSB, toll-free at (800) 343-3355.

                           Sincerely,

                           /s/ Richard J. Garvey
                           Richard J. Garvey
                           President
                           The Rushmore Fund, Inc.

                      THE RUSHMORE FUND, INC.
                        4922 Fairmont Avenue
                     Bethesda, Maryland  20814
                            ____________

                The Rushmore Money Market Portfolio
                            ____________

                             NOTICE OF
                  SPECIAL MEETING OF SHAREHOLDERS

                     To be held on May 24, 1996
                            ____________

  TO THE SHAREHOLDERS:

       Notice hereby is given that a special meeting of the shareholders of the Rushmore Money Market Portfolio, a series of The Rushmore Fund, Inc., will be held at 1:00 P.M., Eastern Time, on Friday, May 24, 1996, at the offices of the Rushmore Fund, 4922 Fairmont Avenue, Bethesda, Maryland 20814 (the "Meeting"), for the following purposes:

  PROPOSAL 1.

       To approve or disapprove an Agreement and Plan of Reorganization among The Rushmore Fund, Inc., the
       Rushmore Money Market Portfolio, and Fund for Government Investors, Inc. (the "Plan"), and the transactions contemplated thereby, pursuant to which Plan the Rushmore Money Market Portfolio would transfer all of its assets to Fund for Government
       Investors, Inc., in exchange for (i) shares of common stock in the Fund for Government Investors, Inc., that would be distributed to the shareholders of the Rushmore Money Market Portfolio and (ii) the assumption by the Fund for Government Investors, Inc. of all the liabilities of the Rushmore Money Market Portfolio.

  PROPOSAL 2.

       To transact such other business as properly may come before the Meeting or any adjournment(s) thereof.

       The transactions  contemplated by  the  Plan, and  related
  matters,    are   described    in    the   attached    Combined
  Prospectus/Proxy Statement. A copy of the form of the Plan is attached as Exhibit A thereto.

       You  are   entitled  to  vote  at  the  Meeting,  and  any
  adjournment(s)  thereof,  if  you owned  shares  of  the  Money

  Market Portfolio at the close of business on _____________ 1996. If you attend the Meeting, you may vote your shares in person. If you do not expect to attend the Meeting, please complete, date, sign, and return the enclosed proxy card in the enclosed self-addressed, postage-paid return envelope.

                                By   Order   of   the  Board   of
  Directors


                                /s/ Stephenie E. Adams
                                Stephenie E. Adams
                                Secretary
                                The Rushmore Fund, Inc.

  March ___, 1996

  4922 Fairmont Avenue
  Bethesda, Maryland  20814

                       YOUR VOTE IS IMPORTANT
                 NO MATTER HOW MANY SHARES YOU OWN

       Please indicate your voting instructions on the enclosed proxy card, then please date and sign the card and return the proxy card in the envelope provided. If you sign, date, and return the proxy card but give no voting instructions, your shares will be voted "FOR" each applicable proposal noticed above. In order to avoid the additional expense and delay of further solicitation, we ask your cooperation in mailing in your proxy card promptly so that a quorum may be ensured. Unless proxy cards submitted by corporations and partnerships are signed by the appropriate persons as indicated in the voting instructions on the proxy card, such proxy cards cannot be voted.

                               PART A

                      THE RUSHMORE FUND, INC.
                            ____________

                The Rushmore Money Market Portfolio
                            ____________

                        4922 Fairmont Avenue
                     Bethesda, Maryland  20814
                           (800) 343-3355


                COMBINED PROSPECTUS/PROXY STATEMENT


  This Combined Prospectus/Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of The Rushmore Fund, Inc. (the "Rushmore Fund"), for use at a special meeting of the shareholders of the Rushmore Money Market Portfolio (the "Money Market Portfolio"), to be held at 1:00 P.M., Eastern Time, on Friday, May 24, 1996, at the offices of the Rushmore Fund, 4922
  Fairmont Avenue, Bethesda, Maryland 20814, and at any adjournment(s) thereof (the "Meeting"). The Rushmore Fund is a diversified, open-end management investment company incorporated in the State of Maryland with three separate classes of common stock outstanding, with each such class representing an interest in a separate series of the Rushmore Fund. The Money Market Portfolio is one of the three series of the Rushmore Fund. Only shareholders of the Money Market Portfolio (the "Shareholders") are being solicited in connection with the Meeting.

  The purpose of the Meeting is to consider the Agreement and Plan of Reorganization (the "Plan"), which would effect the reorganization of the Money Market Portfolio into Fund for Government Investors, Inc. ("FGI"), a separate investment company within the Rushmore Group, and the transactions contemplated thereby, as described below (the "Reorganization"). The Plan has been unanimously approved by the Board of Directors of the Rushmore Fund (the "Rushmore Board"). Pursuant to the Plan, all of the assets of the Money Market Portfolio would be acquired by FGI, which has an investment objective virtually identical to and investment policies comparable to those of the Money Market Portfolio, in exchange for shares of common stock in FGI ("FGI Shares") and the assumption by FGI of all the liabilities of the Money Market Portfolio. Following such transfer of assets from the Money Market Portfolio to FGI, the FGI Shares received by the Money Market Portfolio then would be distributed pro rata to the Shareholders of the Money Market Portfolio. As a result of the proposed transactions, each Shareholder of the Money Market Portfolio would receive a number of full and fractional

  FGI Shares having a total net asset value equal, on the effective date of the Reorganization, to the net asset value of the Shareholder's shares of common stock in the Money
  Market Portfolio.

  This Combined Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Rushmore Fund, the Money Market Portfolio, and FGI, and the transactions contemplated by the proposed Reorganization, that an investor should know before voting on the proposed Reorganization. A copy of the current Prospectus of the Money Market Portfolio, dated January 1, 1996, is included in this Combined Prospectus/Proxy Statement for each Shareholder of the Money Market Portfolio and is incorporated by reference herein. A copy of the current Prospectus of FGI, dated March 30, 1995, is included in this Combined Prospectus/Proxy Statement for each Shareholder of the Money Market Portfolio and is incorporated by reference herein.

  A Statement of Additional Information regarding the Rushmore Fund and the Money Market Portfolio, dated January 1, 1996, has been filed with the Securities and Exchange Commission (the "Commission") and is incorporated by reference herein. A Statement of Additional Information Regarding FGI, dated March 30, 1995, has been filed with the Commission and is incorporated by reference herein. Copies of these documents also may be obtained without charge by contacting Rushmore Trust and Savings, FSB ("RTS"), which provides all administrative services to both the Money Market Portfolio and FGI, at 4922 Fairmont Avenue, Bethesda, Maryland 20814, or by telephoning RTS toll-free at (800) 343-3355. RTS is a majority-owned subsidiary of Money Management Associates, the investment adviser to both the Money Market Portfolio and FGI.

  A Statement of Additional Information, dated March ___, 1996, relating to the proposed transactions described in this Combined Prospectus/Proxy Statement, including historical financial statements, has been filed with the Commission and is incorporated by reference herein. Copies of this Statement of Additional Information may be obtained without charge by contacting RTS, at 4922 Fairmont Avenue, Bethesda, Maryland 20814, or by telephoning RTS toll-free at (800) 343-3355.
                      _______________________

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
       BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION NOR HAS THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                       ______________________

   The date of this Combined Prospectus/Proxy Statement is March
  ___, 1996.

                COMBINED PROSPECTUS/PROXY STATEMENT
                         TABLE OF CONTENTS
                                                             Page

  Introduction and Voting Information . . . . . . . . . . . . .

       Special Meeting; Voting of Proxies; Adjournment  . . . .
       Proxy Solicitation . . . . . . . . . . . . . . . . . . .
       Revocation of Proxies  . . . . . . . . . . . . . . . . .
       No Dissenters' Rights of Appraisal . . . . . . . . . . .
       Additional Voting Information  . . . . . . . . . . . . .
       Summary of the Proposed Redomestication of FGI . . . . .

  Synopsis  . . . . . . . . . . . . . . . . . . . . . . . . . .

       The Proposed Reorganization  . . . . . . . . . . . . . .
       Investment Objectives and Policies . . . . . . . . . . .
       Management Fees, Administrative Fees,
         and Other Operating Expenses . . . . . . . . . . . . .
       Purchases and Exchanges  . . . . . . . . . . . . . . . .
       Redemption Procedures and Fees . . . . . . . . . . . . .
       Dividends and Distributions; Automatic Reinvestment . . Federal Tax Consequences of the Proposed
         Reorganization . . . . . . . . . . . . . . . . . . . .
       Costs and Expenses of the Reorganization . . . . . . . .
       Continuation of Shareholder Accounts; Share
         Certificates . . . . . . . . . . . . . . . . . . . . .
       Form of Organization of FGI  . . . . . . . . . . . . . .
       Form of Organization of the Rushmore Fund  . . . . . . .
       Operations of FGI Following the Reorganization . . . . .
       The Proposed Redomestication of FGI  . . . . . . . . . .

  Comparison of Investment Objectives and Policies  . . . . . .

       Investment Objectives and Policies . . . . . . . . . . .
       Investment Restrictions and Limitations  . . . . . . . .

  Principal Risk Factors  . . . . . . . . . . . . . . . . . . .

  The Proposed Reorganization . . . . . . . . . . . . . . . . .

       Agreement and Plan of Reorganization . . . . . . . . . .
       Reasons For the Proposed Reorganization  . . . . . . . .
       Description of Securities To Be Issued
         In Connection With the Reorganization  . . . . . . . .
       Description of Securities To Be Issued
         In Connection With the Redomestication . . . . . . . .
       Federal Income Tax Consequences  . . . . . . . . . . . .
       Pro Forma Capitalization and Ratios  . . . . . . . . . .
       Cessation of Existence . . . . . . . . . . . . . . . . .
       Required Vote and Board Recommendation With
         Respect to the Reorganization Plan . . . . . . . . . .

                                                             Page

  Additional Information About FGI and the FGI Shares . . . . .

  Additional Information About the Rushmore Fund,
  the Money Market Portfolio, and the Money Market
  Portfolio Shares  . . . . . . . . . . . . . . . . . . . . . .

  Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . .

       Available Information  . . . . . . . . . . . . . . . . .
       Legal Matters  . . . . . . . . . . . . . . . . . . . . .
       Financial Statements and Experts . . . . . . . . . . . .

  Other Business  . . . . . . . . . . . . . . . . . . . . . . .

  Proxy for a Special Meeting of Shareholders . . . . . . . . .

  Appendix A:    Form of Agreement and Plan of
                 Reorganization . . . . . . . . . . . . . . . .

  Appendix B:    Investment Management Agreement Between
                 Fund for Government Investors, Inc. and
                 Money Management Associates  . . . . . . . . .

  Appendix C:    Current Prospectus of Fund for
                 Government Investors, Inc.,
                 Dated March 30, 1995 . . . . . . . . . . . . .

  Appendix D:    Current Prospectus of the Rushmore
                 Money Market Portfolio,
                 Dated January 1, 1996  . . . . . . . . . . . .

                      THE RUSHMORE FUND, INC.
                            ____________

                The Rushmore Money Market Portfolio
                          _______________

                COMBINED PROSPECTUS/PROXY STATEMENT

                  Special Meeting of Shareholders
                           to be held on
                            May 24, 1996
                           ______________


                INTRODUCTION AND VOTING INFORMATION

  Special Meeting; Voting of Proxies; Adjournment

  This Combined Prospectus/Proxy Statement is being furnished to the shareholders of the Rushmore Money Market Portfolio (the "Money Market Portfolio"), which is a series of The Rushmore Fund, Inc. (the "Rushmore Fund"), in connection with the solicitation by the Board of Directors of the Rushmore Fund (the "Rushmore Board") of proxies to be used at a special meeting of the shareholders of the Money Market Portfolio (the "Shareholders") to be held on May 24, 1996, at the offices of the Rushmore Fund, 4922 Fairmont Avenue, Bethesda, Maryland 20814, and at any adjournment(s) thereof (the "Meeting"). The purpose of the Meeting is to vote on the proposed reorganization of the Money Market Portfolio into Fund for Government Investors, Inc. ("FGI"), which is a separate investment company within the Rushmore Group, pursuant to the terms and conditions of an agreement and plan of reorganization ("Plan"), as described below in greater detail (the "Reorganization").

  Shareholders of record of the Money Market Portfolio at the close of business on __________, 1996 (the "Record Date"), will be entitled to vote at the Meeting. Such holders of shares of Common Stock, $.001 par value per share, in the Money Market Portfolio ("Money Market Portfolio Shares") are entitled to one vote for each Money Market Portfolio Share held and to fractional votes for fractional Money Market Portfolio Shares held. A quorum must be present for the transaction of business at the Meeting. The holders of record of a majority of the Money Market Portfolio Shares outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting of the Shareholders. A quorum being present, the approval of the Reorganization at the Meeting by the Shareholders requires the affirmative vote of a majority of all the outstanding voting shares of the Money Market Portfolio.

  If either (i) a quorum is not present at the Meeting or (ii) a quorum is present but sufficient votes in favor of a matter proposed at the Meeting (a "Proposal"), as set forth in the Notice of this Meeting, are not received by 12:00 Noon, Eastern Time, May 24, 1996, then the persons named as attorneys and proxies in the enclosed proxy ("Proxies") may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of at least a majority of the Money Market Portfolio Shares represented, in person or by proxy, at the session of the Meeting to be adjourned. The persons named as Proxies will vote those proxies that such persons are required to vote FOR such Proposal in favor of such an adjournment and will vote those proxies required to be voted AGAINST such Proposal against such an adjournment. A Shareholder vote may be taken on a Proposal in this Combined Prospectus/Proxy Statement prior to any such adjournment if sufficient votes have been received and it is otherwise appropriate.

  The individuals named as Proxies on the enclosed proxy card will vote in accordance with your direction, as indicated thereon, if your proxy card is received and is properly executed. If you properly execute your proxy and give no voting instructions with respect to a Proposal, your shares will be voted in favor of the Proposal. The duly-appointed Proxies, in their discretion, may vote upon such other matters as may properly come before the Meeting. The Rushmore Board is not aware of any other matters to come before the Meeting.

  Since the Proposal to approve the Plan, or any other Proposal, requires the affirmative vote of a majority of the outstanding Money Market Portfolio Shares, an abstention from voting on the Plan, or any other Proposal, effectively is a vote against the Plan, or any such other Proposal. If a broker returns a "non-vote" proxy, indicating a lack of authority to vote on the Plan, or any other Proposal, then the Money Market Portfolio Shares covered by such broker non-vote shall be deemed present at the Meeting for the purpose of determining a quorum, but shall not be deemed to be represented at the Meeting for the purpose of calculating the number of Money Market Portfolio Shares present in person or represented by proxy at the Meeting with respect to the Plan or any other Proposal.

  Proxy Solicitation

  Proxies will be solicited by mail and, if necessary to obtain the requisite representation of Shareholders, the Rushmore

  Fund also may solicit proxies by telephone, telegraph, and/or personal interview by representatives of the Rushmore Fund, by employees of Money Management Associates ("MMA"), the investment adviser to both the Rushmore Fund and FGI, or their affiliates, and by representatives of any independent proxy solicitation service retained for the Meeting. MMA, whose principal location is 1001 Grand Isle Way, Palm Beach Gardens, Florida 33418, will bear the costs of the Meeting, including costs such as the preparation and mailing of the notice, the Combined Prospectus/Proxy Statement, and the proxy, and the solicitation of proxies, including reimbursement to persons who forward proxy materials to their clients, and the expenses connected with the solicitation of these proxies in person, by telephone, or by telegraph. MMA's toll-free telephone number is (800) 343-3355. Banks, brokers, and other persons holding Money Market Portfolio Shares registered in their names or in the names of their nominees will be reimbursed for their expenses incurred in sending proxy materials to and obtaining proxies from the beneficial owners of such Money Market Portfolio Shares.

  The vote of the shareholders of FGI is not being solicited, since their approval or consent is not necessary for the approval of the Reorganization.

  Revocation of Proxies

  You may revoke your proxy: (i) at any time prior to the proxy's exercise by written notice to the Secretary or the Assistant Secretary of the Rushmore Fund, at 4922 Fairmont Avenue, Bethesda, Maryland 20814, prior to the Meeting; (ii) by the subsequent execution and return of another proxy prior to the Meeting; or (iii) by being present and voting in person at the Meeting and giving oral notice of revocation to the Chairman of the Meeting.

  No Dissenters' Rights of Appraisal

  The purpose of the Meeting is to vote on the proposed Reorganization of the Money Market Portfolio into FGI, as described below in greater detail. The Money Market Portfolio is a separate series of the Rushmore Fund, a Maryland corporation. The Articles of Incorporation of the Rushmore Fund, as amended, do not entitle Shareholders to appraisal rights (i.e., to demand the fair value of their shares) in the event of a reorganization or merger. Consequently, the Shareholders will be bound by the terms of the Plan, if the Plan is approved at the Meeting. Any Shareholder, however, may redeem his Money Market Portfolio Shares at net asset value prior to the closing date of the proposed Reorganization of the Money Market Portfolio.

  Additional Voting Information

  As of the Record Date, there were outstanding and entitled to be voted ________ Money Market Portfolio Shares of the Money
  Market    Portfolio.        As    of    the     Record    Date,
  _____________________, held for  the benefit of others _______%
  of     the     Money    Market     Portfolio     Shares,    and
  _________________________,              ______________________,
  _____________________,      and       ________________________,
  _______________,  ______________________,  held   _______%  and
  _______%, respectively, of the Money Market Portfolio Shares. Directors and officers of the Rushmore Fund own in the aggregate less than 1% of the Money Market Portfolio Shares. To the knowledge of the Rushmore Fund, no other person then owned more than 5% of the outstanding Money Market Portfolio Shares.

  Summary of the Proposed Redomestication of FGI

  The approval by the shareholders of FGI of an agreement and plan of redomestication, whereby FGI would change its form of organization from a Maryland corporation to a Delaware business trust (the "FGI Redomestication"), also is being solicited, pursuant to a separate proxy statement, concurrently with the solicitation of the Money Market Portfolio Shareholders for the approval of the Reorganization. Copies of this separate proxy statement may be obtained by shareholders of the Money Market Portfolio without charge by contacting RTS at 4922 Fairmont Avenue, Bethesda, Maryland 20814, or by telephoning RTS toll-free at (800) 343-3355. The Board of Directors of FGI (the "FGI Board") has approved such agreement and plan of redomestication. The FGI Board believes that the shareholders of FGI will benefit from the redomestication because a Delaware business trust pays lower expenses than a Maryland corporation and provides greater operational and administrative flexibility.

  The approval of the Reorganization by the Money Market Portfolio Shareholders is not contingent upon the approval by the shareholders of FGI of the FGI Redomestication. Likewise, the approval of the FGI Redomestication by the shareholders of FGI is not contingent upon approval of the Reorganization by the Money Market Portfolio Shareholders. If approved by the shareholders of FGI, the proposed FGI Redomestication is anticipated to occur on (or shortly after) May 31, 1996, the same date as the Reorganization is anticipated to occur. Money Market Portfolio Shareholders are not being asked to vote on the FGI Redomestication because Money Market Portfolio Shareholders are not presently shareholders of FGI and, therefore, have no voting interest with respect to the FGI Redomestication (unless, of course, a Money Market Portfolio Shareholder also owns shares of FGI as of the record date for the special meeting of the FGI shareholders in connection with the FGI Redomestication) (see "Synopsis -- The Proposed Redomestication of FGI," below).

  Accordingly, should shareholders of FGI approve the FGI Redomestication and Money Market Portfolio Shareholders approve the Reorganization, the Money Market Portfolio will merge into FGI, a Maryland corporation, which, in turn, will redomesticate into a Delaware business trust. Additional information regarding the proposed FGI Redomestication is set forth below under "Form of Organization of FGI," "Operations of FGI Following the Reorganization," and "The Proposed Redomestication of FGI" in the "Synopsis," and also under "Description of Securities To Be Issued In Connection With the Reorganization" and "Description of Securities To Be Issued In Connection With the Redomestication" in "The Proposed Reorganization" in this Combined Prospectus/Proxy Statement.

  As  more  fully  described in  this  Combined  Prospectus/Proxy
  Statement, the Meeting has been called for the following purposes:

  PROPOSAL 1.

       To approve or disapprove an Agreement and Plan of Reorganization among the Rushmore Fund, the Money Market Portfolio, and FGI (the "Plan"), and the transactions contemplated thereby, pursuant to which Plan the Money Market Portfolio would transfer all of its assets to FGI in exchange for (i) shares of common stock in FGI that would be distributed to the Shareholders of the Money Market Portfolio and (ii) the assumption by FGI of all the liabilities of the Money Market Portfolio.

  PROPOSAL 2.

       To transact such other business as properly may come before the Meeting or any adjournment(s) thereof.

  As described below, a quorum being present, the approval by the Shareholders of the Money Market Portfolio of any Proposal considered at the Meeting requires the affirmative vote of a majority of all the outstanding voting shares of the Money Market Portfolio. In the event that the Shareholders of the Money Market Portfolio do not approve the Plan, and the Reorganization of the Money Market Portfolio contemplated thereunder, the Rushmore Board will consider possible alternative arrangements and MMA will continue to render services to the Money Market Portfolio.

  The Board of Directors of the Rushmore Fund has unanimously approved and recommends that, with respect to the
  Reorganization of the Money Market Portfolio into FGI, the Shareholders of the Money Market Portfolio vote FOR Proposal One, the proposed Agreement and Plan of Reorganization for the Money Market Portfolio and the transactions contemplated thereby, as described herein.

                              SYNOPSIS

  The following is a summary of certain information contained elsewhere in this Combined Prospectus/Proxy Statement, including the prospectuses of the Money Market Portfolio and FGI and the Agreement and Plan of Reorganization. Shareholders should read this entire Combined Prospectus/Proxy Statement carefully.

  The Proposed Reorganization

  Shareholders of the Money Market Portfolio will be asked at the Meeting to vote upon and approve the Plan, which provides for the Reorganization of the Money Market Portfolio into FGI. A copy of the form of the Plan is set forth in Appendix A to this Combined Prospectus/Proxy Statement. Pursuant to the Plan, the Money Market Portfolio, which is a series of the Rushmore Fund, a diversified, open-end management investment company incorporated under the laws of the State of Maryland, would be reorganized into FGI. FGI is a separate, open-end, management investment company within the Rushmore Group. The Plan sets forth the terms and conditions under which the proposed transactions contemplated by the Reorganization may be consummated. The Rushmore Board, including the directors who are not "interested persons" of the Rushmore Fund (the "Independent Rushmore Directors"), as that term is defined at
  Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), has unanimously approved the Plan.

  The consummation of the proposed transactions contemplated by the Reorganization is subject to a number of conditions set forth in the Plan, some of which conditions may be waived by the Rushmore Board or by an authorized officer of the Rushmore Fund, as appropriate. See "The Proposed Reorganization -- Agreement and Plan of Reorganization." Among the significant conditions (which may not be waived) for the Reorganization of the Money Market Portfolio are (i) the receipt by the Rushmore Fund of an opinion of counsel (or a revenue ruling of the U.S. Internal Revenue Service) as to certain Federal income tax aspects of the Reorganization (see "The Proposed Reorganization -- Federal Income Tax Consequences") and (ii) the approval of the Plan at the Meeting by the affirmative vote of the holders of a majority of all the outstanding Money Market Portfolio Shares of the Money Market Portfolio. The
  Plan provides for the acquisition of all the assets of the Money Market Portfolio by FGI in exchange for FGI Shares and the assumption by FGI of all the liabilities of the Money Market Portfolio. The FGI Shares received by the Money Market Portfolio then would be distributed pro rata to the
  Shareholders of the Money Market Portfolio, and the outstanding Money Market Portfolio Shares of the Money Market Portfolio would be canceled and the Money Market Portfolio would cease to exist. The Reorganization is anticipated to occur on May 31, 1996, or such later date as the parties may agree (the "Closing Date"). As a result of the proposed transactions contemplated by the Reorganization, each Shareholder would receive a number of full and fractional shares of FGI having a total net asset value equal in value to the net asset value of his or her Money Market Portfolio Shares in the Money Market Portfolio as of the Closing Date of the Reorganization.

  For the reasons set forth below under "The Proposed Reorganization -- Reasons for the Proposed Reorganization," the Rushmore Board, including all of the Independent Rushmore Directors, has unanimously concluded that the Reorganization would be in the best interests of the Money Market Portfolio and its Shareholders and that the interests of existing
  Shareholders will not be diluted as a result of the transactions contemplated by the Reorganization. The Rushmore Board, therefore, has submitted the Plan effecting the Reorganization for approval at the Meeting by the Shareholders of the Money Market Portfolio, and recommends approval of the Plan.

  Investment Objectives and Policies

  Both the Money Market Portfolio and FGI are money market funds and both strive to maintain their respective net asset values at $1.00 per share. The investment objectives of both the Money Market Portfolio and FGI are virtually identical. The investment objective of the Money Market Portfolio is to provide investors with maximum current income to the extent that such investment is consistent with safety of principal. The investment objective of FGI is to achieve current income with safety of principal. To achieve its investment objective, the Money Market Portfolio invests principally in U.S. Government securities and agency securities, bank money market instruments, and commercial paper. To achieve its investment objective, FGI invests exclusively in marketable debt securities issued by the U.S. Government, its agencies and instrumentalities, and in repurchase agreements secured by such securities. FGI does not, and following the Reorganization will not, invest in bank money market instruments or commercial paper.

  As money market funds, both the Money Market Portfolio and FGI are required to follow stringent guidelines under the 1940 Act, which guidelines apply only to money market funds, with respect to the types of securities in which such a fund may invest. While the Money Market Portfolio may seek to attain its investment objective (which is essentially the same as the investment objective of FGI), in part, through investment in certain securities with different characteristics than those securities invested in by FGI, the portfolio securities of both the Money Market Portfolio and FGI must meet the 1940 Act guidelines imposed upon money market funds. The most notable difference between the investment policies of the Money Market Portfolio and the investment policies of FGI is that the Money Market Portfolio may invest in a broader range of securities than FGI, including bank money market instruments and commercial paper. Both FGI and the Money Market Portfolio,
  however,  may   invest  only  in   securities  that  meet   the
  aforementioned stringent 1940 Act guidelines, and both the Money Market Portfolio and FGI seek to maximize current income and, at the same time, to preserve principal, while maintaining a stable net asset value at $1.00 per share. The 1940 Act money market fund guidelines are briefly reviewed below in "Investment Objectives and Policies -- General" under "Comparison of Investment Objectives and Policies."

  The investment objective of each of the Money Market Portfolio and FGI is a fundamental policy which may not be changed without the approval of a vote of at least a "majority" of the outstanding shares (as that term is defined at Section
  2(a)(42) of the 1940 Act) of the Money Market Portfolio or FGI, respectively. All other investment policies of the Money Market Portfolio and FGI that are not specified as fundamental are not fundamental policies and may be changed by the
  Rushmore  Board  or   the  FGI  Board,  respectively,   without
  shareholder approval.

  The market value of U.S. Government securities, including U.S. Treasury securities (which include U.S. Treasury bills, notes, and bonds) and other debt securities, will fluctuate due to the movement of interest rates, and is inversely related to such movement. When interest rates rise, therefore, one can expect that the market value of the U.S. Government securities (and other debt securities) held by either the Money Market Portfolio or FGI will decline, and, conversely, when interest rates fall, one can expect the market value of the U.S. Government securities (and other debt securities) held by either the Money Market Portfolio or FGI will increase. U.S. Government securities with longer maturities are more sensitive to interest rate movements than are U.S. Government securities with shorter maturities. In this respect, the value of the portfolio securities of both the Money Market Portfolio and FGI may fluctuate as interest rates change; both the Money Market Portfolio and FGI, however, strive to maintain stable net asset values at $1.00 per share, though there is no assurance that either the Money Market Portfolio or FGI will be able to achieve this goal.

  For further  discussion of  the differences  in the  investment
  policies  of   FGI  and   the  Money   Market  Portfolio,   see

  "Comparison of Investment Objectives and Policies" in this Combined Prospectus/Proxy Statement.

  Management  Fees,  Administrative  Fees,  and  Other  Operating
  Expenses

  1. Management Fees. MMA currently acts as the investment adviser to both the Money Market Portfolio and FGI pursuant to an investment management agreement between the Rushmore Fund and MMA (the "Rushmore Fund Management Agreement") and an investment management agreement between FGI and MMA (the "FGI Management Agreement"), respectively. Under the Rushmore Fund Management Agreement and the FGI Management Agreement, MMA manages the investment and reinvestment of the assets of both the Money Market Portfolio and FGI, respectively, and also administers the affairs of the Money Market Portfolio and FGI, subject to the control of the officers and directors of the Money Market Portfolio and FGI, respectively. Pursuant to the Rushmore Fund Management Agreement and the FGI Management Agreement, the Money Market Portfolio and FGI presently each pays MMA a management fee at the identical annual rate of 0.50% of the aggregate average daily net assets of the Money Market Portfolio and FGI, respectively. MMA will continue to provide investment advisory services to FGI after the consummation of the Reorganization (and the FGI Redomestication). Pursuant to the FGI Management Agreement, as the asset base of FGI grows, FGI will recognize a decrease in the management fee payable to MMA. FGI will pay MMA a management fee equal to 0.50% of the aggregate average daily net assets of FGI on the first $500 million of assets. The annual rate is reduced to 0.45% on net assets from $500 million to $750 million; to 0.40% on net assets from $750 million to $1 billion; and to 0.35% on net assets over $1 billion.

  MMA complies with any applicable state regulations which may require MMA to make reimbursements, respectively, to the Money Market Portfolio or FGI in the event that the Money Market Portfolio's or FGI's respective aggregate operating expenses, including the management fee, but generally excluding taxes, interest, brokerage commissions, distribution fees, and extraordinary expenses, are in excess of specific applicable limitations.

  2. Administrative Fees and Other Operating Expenses. Under a service agreement between the Rushmore Fund and Rushmore Trust and Savings, FSB ("RTS") a majority-owned subsidiary of MMA, (the "Rushmore Fund Service Agreement"), and a service agreement between FGI and RTS (the "FGI Service Agreement"), RTS provides both the Money Market Portfolio and FGI with general administrative, shareholder, dividend disbursement, transfer agent, and registrar services and pays all fees and ordinary operating expenses that are directly related to the services that RTS provides to the Money Market Portfolio and FGI, respectively. Except for extraordinary legal expenses or interest expense and the Money Market Portfolio's pro rata share of the fees paid to the Independent Rushmore Directors by the Rushmore Fund and FGI's fees paid to its independent directors, there are no additional respective expenses to the Money Market Portfolio and FGI. Under the Rushmore Fund Service Agreement, the Money Market Portfolio pays RTS an administrative fee at an annual rate of 0.25% of the aggregate average daily net asset value of the Money Market Portfolio. Under the FGI Service Agreement, FGI pays RTS an administrative fee at an annual rate of 0.25% of the aggregate average daily net asset value of FGI. RTS will continue to provide administrative services to FGI at the annual rate of 0.25% of the aggregate average daily net asset value of FGI after consummation of the Reorganization.

  The following sets forth the fund operating expenses (as a percentage of the average daily net assets) for the Money Market Portfolio for the Rushmore Fund's fiscal year ended August 31, 1995, and the fund operating expenses (as a percentage of the average daily net assets) for FGI, for FGI's fiscal year ended December 31, 1995, into which the Money Market Portfolio would merge under the Plan:


                                 Money Market
                                   Portfolio      FGI

            Management Fees:         0.50%       0.50%

            Other Expenses:          0.25%       0.25%

            Total Portfolio
            Operating
            Expenses:                0.75%       0.75%


  As reflected above, FGI has total operating expenses equal to those historically incurred by the Money Market Portfolio. For further discussion regarding the operating expenses of FGI following the Reorganization, see "Synopsis -- Operations of FGI Following the Reorganization" and "The Proposed Reorganization -- Reasons For the Proposed Reorganization," below.

  Purchases and Exchanges

  FGI Shares and Money Market Portfolio Shares both are sold in a continuous offering and are offered to the public, and may be purchased through securities dealers or directly from FGI or the Rushmore Fund, respectively, at the net asset value next computed after the receipt of a purchase order. No sales charge is imposed by FGI or the Rushmore Fund on any respective purchase of FGI Shares or Money Market Portfolio Shares; however, securities dealers may charge a processing fee for orders transmitted by such dealers to FGI or the Rushmore Fund.

  The  Rushmore  Fund  is  composed   of  three  separate  series
  investment portfolios, including the Rushmore Money Market Portfolio, the Rushmore U.S. Government Bond Portfolio, and the Rushmore Nova Portfolio (collectively, the "Rushmore Fund Portfolios") (though shares in the Rushmore Nova Portfolio currently are not available or sold to the public). Shareholders may exchange shares of any Rushmore Fund Portfolio for shares of any other Rushmore Fund Portfolio (other than the Rushmore Nova Portfolio). Shares of any Rushmore Fund Portfolio also may be exchanged for shares of the Fund for Tax-Free Investors, Inc. or the American Gas Index Fund, Inc., each an open-end, management investment company (i.e., a mutual fund) incorporated in the State of Maryland, or for shares of the Cappiello-Rushmore Trust, an open-end, management investment company organized as a Delaware business trust, or for shares of FGI, which will become a Delaware business trust upon approval of the FGI Redomestication by the shareholders of FGI. Shares of FGI also may be exchanged for shares of any Rushmore Fund Portfolio (except the Nova Portfolio), the Fund for Tax-Free Investors, Inc., the Cappiello-Rushmore Trust, or the American Gas Index Fund, Inc. All of these exchanges are based upon each mutual fund's net asset value per share next computed following receipt of a properly-executed exchange request, without any sales charge. Exchanges of Rushmore Fund Portfolio shares (except the Nova Portfolio shares) may be made only between identically-registered accounts, and this exchange privilege is available only in states where the shares to be acquired may be legally sold. Upon the effectiveness of the Reorganization (and the FGI Redomestication), shareholders of the FGI Shares will continue to be entitled to the exchange privilege currently offered by both the Money Market Portfolio and FGI. There are no material differences between the exchange privilege which Shareholders of the Money Market Portfolio currently have and the exchange privilege which such Shareholders will have as shareholders of FGI upon effectiveness of the Reorganization.

  Redemption Procedures and Fees

  FGI Shares and Money Market Portfolio Shares both may be redeemed at a redemption price equal to the net asset value of the shares as next computed following the receipt of a request for redemption in proper form. Payment of redemption proceeds for redeemed FGI Shares and for redeemed Money Market Portfolio Shares ordinarily are made within seven days after receipt of a redemption request in proper form and documentation. FGI Shares and Money Market Portfolio Shares may be redeemed without charge.
  Dividends and Distributions; Automatic Reinvestment

  Both the Money Market Portfolio and FGI declare dividends daily. Investors automatically will receive dividends in additional shares at the end of the month unless such persons elect in writing to receive cash. Dividends paid in cash to those investors so electing will be mailed on the second business day of the following month. Statements of account showing dividends paid will be sent at least quarterly. Long-term capital gains, if any, will be distributed on an annual basis while short-term capital gains, if any will be distributed quarterly.

  Federal Tax Consequences of the Proposed Reorganization

  Both  the  Rushmore  Fund,   on  behalf  of  the  Money  Market
  Portfolio, and FGI will receive, as a condition to the Reorganization, an opinion of Jorden Burt Berenson & Johnson
   LLP, counsel to both the Rushmore Fund and FGI,  to the effect,
  for   Federal   income  tax   purposes,   that   the   proposed
  Reorganization   will  constitute   a  tax-free  reorganization
  within  the  meaning  of  Section   368(a)(1)(C)  of  the  U.S.
  Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, no gain or loss generally will be recognized by the Rushmore Fund or the Money Market Portfolio, by FGI, or by
  their   respective    shareholders.      See    "The   Proposed
  Reorganization -- Federal Income Tax Consequences," below.

  Costs and Expenses of the Reorganization

  MMA will bear the costs of the Meeting. These costs and expenses include the costs of the Meeting, such as the costs, expenses, and professional fees incurred in the preparation and mailing of the notice and this Combined Prospectus/Proxy Statement and the proxy, and in the solicitation of proxies, which may include reimbursement to broker-dealers and others who forward proxy materials to their clients. See "Introduction and Voting Information -- Proxy Solicitation," above.

  Continuation of Shareholder Accounts; Share Certificates

  As a result of the proposed transactions contemplated by the Reorganization of the Money Market Portfolio into FGI, each
  Shareholder would cease to be a shareholder of the Money Market Portfolio and would receive that number of full and fractional FGI Shares having an aggregate net asset value equal to the aggregate net asset value of the Shareholder's Money Market Portfolio Shares as of the close of business on the Closing Date.

  FGI will establish accounts on the Closing Date for Shareholders which will contain the appropriate number of FGI Shares. Acceptance of FGI Shares by a Shareholder will be deemed to be authorization of FGI and its agents to establish, with respect to FGI, all of the account options, including telephone redemptions, if any, and dividend and distribution options, as have been established for the Shareholder's Money Market Portfolio account. Shareholders who are receiving payments under an Automatic Investment Plan, with respect to Money Market Portfolio Shares, will retain the same rights and privileges as to FGI Shares under such an Automatic Investment Plan after the Reorganization. Similarly, no further action will be necessary in order to continue, with respect to FGI Shares, any retirement plan currently maintained by a Shareholder with respect to Money Market Portfolio Shares.

  Neither the Rushmore Fund nor FGI currently issue certificates evidencing ownership of shares. Assuming approval by the FGI shareholders of the FGI Redomestication, FGI, as a Delaware business trust, also will not issue certificates evidencing ownership of FGI Shares. Shareholders to whom Money Market Portfolio Share certificates have been issued, if any, will be required to surrender their certificates in order to receive or to redeem FGI Shares received as a result of the Reorganization.

  No sales or other charges will be imposed in connection with the issuance of FGI Shares to the Shareholders pursuant to the Reorganization.

  Form of Organization of FGI

  FGI currently is organized as a corporation under the laws of the State of Maryland and operates under its articles of incorporation and by-laws. Assuming shareholders of FGI approve the FGI Redomestication, however, FGI, immediately following the Reorganization described in this Combined
  Prospectus/ Proxy Statement, will become an unincorporated voluntary association organized under the laws of the State of Delaware which form of organization is known as a Delaware business trust. The operations of FGI then will be governed by its Declaration of Trust, by-laws, and Delaware law, as applicable. FGI is subject to the provisions of the 1940 Act, and the rules and regulations of the Commission thereunder. FGI will be authorized to issue an unlimited number of shares of beneficial interest after the FGI Redomestication. See "The Proposed Redomestication of FGI," below.

  Form of Organization of the Rushmore Fund

  The Rushmore Fund was organized as a corporation under the laws of the State of Maryland, pursuant to the Rushmore Fund's Articles of Incorporation, dated July 17, 1985, and as last amended on October 29, 1991 (the "Rushmore Fund Articles"). The operations of the Rushmore Fund and the Money Market Portfolio are governed by these Rushmore Fund Articles, the Rushmore Fund's By-Laws, and by Maryland law, as applicable. The Rushmore Fund (as well as the Rushmore Fund's series investment portfolios), is subject to the provisions of the 1940 Act, and the rules and regulations of the Commission thereunder. Currently, the Rushmore Fund is composed of three separate investment portfolios: the Rushmore Money Market Portfolio, the Rushmore U.S. Government Bond Portfolio, and the Rushmore Nova Portfolio (though shares in the Rushmore Nova Portfolio currently are not available or sold to the public). See "The Proposed Reorganization -- Description of Securities To Be Issued," below.

  Operations of FGI Following the Reorganization

  Notwithstanding the FGI Redomestication, FGI will continue to operate substantially the same as FGI did prior to the Reorganization. Assuming approval of the FGI Redomestication by the shareholders of FGI, FGI will merge into a Delaware business trust all of whose shareholders and assets will be those shareholders and assets, respectively, of FGI at the time of the FGI Redomestication. Following the FGI Redomestication, the Board of Trustees of FGI will be composed of the same members of the FGI Board. The Board of Trustees of FGI will have virtually identical responsibilities, powers, and fiduciary duties after the FGI Redomestication as the
  Board of Directors of FGI had prior to the FGI Redomestication. FGI, however, will not be subject to the same laws and corporate organizational documents as before the Reorganization due to the FGI Redomestication. Subject to the provisions of FGI's Declaration of Trust, dated January 25, 1996 (the "Trust Instrument"), the business of FGI following the FGI Redomestication will be managed by the Board of
  Trustees, which has all powers necessary and appropriate to carry out that business responsibility. The Board of Trustees of FGI will supervise the business affairs and investments of FGI. FGI will continue to receive investment advisory services from MMA, and also will continue to receive administrative services from RTS, following the Reorganization and FGI Redomestication.

  The Proposed Redomestication of FGI

  FGI presently is organized as a Maryland corporation. Concurrent with the solicitation of proxies for the Reorganization described in this Combined Prospectus/Proxy Statement, however, the FGI Board is soliciting the proxies of shareholders of record of FGI at the close of business on
  ________________, 1996, to approve an agreement and plan of redomestication whereby FGI would change its form of organization from a Maryland corporation to an unincorporated voluntary association known as a Delaware business trust. Money Market Portfolio Shareholders are not being asked to vote on the FGI Redomestication because Money Market Portfolio Shareholders are not presently shareholders of FGI and, therefore, have no voting interest with respect to the FGI Redomestication (unless, of course, a Money Market Portfolio Shareholder also owns shares of FGI as of the immediately aforementioned record date). Although Money Market Portfolio Shareholders may not vote on the FGI Redomestication, the proposed FGI Redomestication may impact the voting decision of a Money Market Portfolio Shareholder in connection with the Reorganization of the Money Market Portfolio into FGI. If the shareholders of FGI approve the FGI Redomestication and the Money Market Portfolio Shareholders approve the Reorganization, the Money Market Portfolio would merge into a Delaware business trust. If the FGI shareholders do not approve the FGI Redomestication and the Money Market Portfolio shareholders approve the Reorganization, the Money Market Portfolio would merge into a Maryland corporation.

  The FGI Board has unanimously approved the FGI Redomestication. The primary reason for proposing the FGI Redomestication is that FGI, as a Delaware business trust, will have greater operational, administrative, and marketing flexibility than a Maryland corporation. For instance, as a Delaware business trust, FGI would not be required to file annual reports with the State of Delaware, not be required to hold annual shareholder meetings, and not be subject to any Delaware state franchise taxes or any other state taxes, but would be able to make changes in its manner of doing business without making any filing with the State of Delaware. The foregoing are just some of the advantages of a Delaware business trust organization form. If the shareholders of FGI approve the FGI Redomestication, the investment objective, policies, and restrictions of FGI following the FGI Redomestication would remain identical to the current respective investment objective, policies, and restrictions of FGI.

  The approval of the Reorganization by the Money Market Portfolio Shareholders is not contingent upon the approval of the FGI Redomestication by the shareholders of FGI. Likewise, the approval of the FGI Redomestication by the shareholders of FGI is not contingent upon the approval of the Reorganization by the Money Market Portfolio Shareholders.


          COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

  As discussed below, the investment objective and policies of FGI and the Money Market Portfolio are similar, except for certain differences as to particular investment policies, which differences are outlined below.

  Investment Objectives and Policies

  General. The investment objectives of the Money Market Portfolio and FGI are virtually identical. The investment objective of the Money Market Portfolio is to provide investors with maximum current income to the extent that such investment is consistent with safety of principal. The investment objective of FGI is to achieve current income with safety of principal. To achieve its investment objective, the Money Market Portfolio invests in U.S. Government and agency securities, bank money market instruments, and commercial paper. To achieve its investment objective, FGI invests exclusively in marketable debt securities issued by the U.S. Government, its agencies and instrumentalities, and in repurchase agreements secured by these securities.

  Both FGI  and  the  Money  Market Portfolio  are  money  market funds. As money market funds, FGI and the Money Market Portfolio are required to follow stringent guidelines under the 1940 Act, in particular those requirements set forth in Rule 2a-7 under the 1940 Act. Moreover, both the Money Market Portfolio and FGI strive to maintain stable net asset values at $1.00 per share. Rule 2a-7 under the 1940 Act requires, in part, that a money market fund may neither purchase any instrument with a remaining maturity of greater than 397 calendar days nor maintain a dollar-weighted average portfolio maturity that exceeds 90 days. Rule 2a-7 also imposes certain portfolio quality and diversification requirements.

  The principal difference between the investment policies of FGI and the investment policies of the Money Market Portfolio is the types of securities that each of FGI and the Money Market Portfolio may invest. As money market funds, both the Money Market Portfolio and FGI may invest only in those securities which the Commission, by regulation, deems to be an "Eligible Security" at the time of such security's acquisition. The Money Market Portfolio and FGI, though, differ in that the Money Market Portfolio may invest in a broader range of "Eligible Securities" than FGI. Both the Money Market Portfolio and FGI may invest in marketable debt securities issued by the U.S. Treasury, which securities include U.S. Treasury bills, U.S. Treasury notes, and U.S. Treasury bonds, and which securities are backed by the full faith and credit of the U.S. Government. Both the Money Market Portfolio and FGI also may invest in securities issued by agencies and instrumentalities of the U.S. Government. These securities include: (1) securities issued by U.S. Government agencies and instrumentalities, such as Government National Mortgage Association ("GNMA") certificates and securities issued by the Small Business Administration ("SBA"), which securities, like U.S. Treasury obligations, are backed by the full faith and credit of the U.S. Government; and (2) securities issued by other U.S. Government agencies and instrumentalities, such as those securities issued by Federal Home Loan Banks ("FHLBs") and the Federal National Mortgage Association ("FNMA"), which securities are not backed by the full faith and credit of the U.S. Government. In addition, both the Money Market Portfolio and FGI may invest in repurchase agreements secured by the aforementioned securities issued by the U.S. Government (and U.S. Government agencies and instrumentalities). The Money Market Portfolio, however, may invest in other "Eligible Securities" in which FGI may not invest. The Money Market Portfolio, but not FGI, also may invest in bank money market instruments and commercial paper and also may lend portfolio securities held by the Money Market Portfolio.

  U.S. Government Securities. As noted above, both the Money Market Portfolio and FGI will invest only in securities deemed to be "Eligible Securities" under Commission rule. Certain U.S. Government securities are "Eligible Securities." Both the Money Market Portfolio and FGI invest in securities issued by the U.S. Treasury and in securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities. Such U.S. Government agencies and instrumentalities include organizations such as the GNMA, the SBA, the FHLBs, the Federal Home Loan Mortgage Corporation, and the FNMA. As described below, the Money Market Portfolio and FGI each also may purchase U.S. Government securities as security for repurchase agreements entered into by the Money Market Portfolio and FGI, respectively.
  U.S. Government bonds typically pay coupon interest semi-annually and repay the principal at maturity. GNMA certificates differ from other U.S. Government securities in that monthly payments of both principal and interest are made. GNMA certificates represent an ownership in a pool of either Federal Housing Administration (FHA)-insured or Veterans Administration (VA)-guaranteed mortgages. These certificates have yield and maturity characteristics corresponding to the underlying mortgages and a certificate's term may be shortened by unscheduled or early payments of principal on the underlying mortgages. The actual yield of each certificate will be influenced by the prepayment experience of the mortgage pool.

  While U.S. Treasury securities and those Federal agency securities issued by GNMA and SBA are backed by the full faith and credit of the United States, other Federal agency securities, such as the securities issued by the FHLBs and FNMA, are not guaranteed by the U.S. Treasury, but rather are supported by the ability of that agency to borrow from the U.S. Treasury or by the credit of the agency itself.

  Repurchase Agreements. In order to utilize effectively cash reserves kept for liquidity, the Money Market Portfolio and FGI each may invest in repurchase agreements. A repurchase agreement arises when a buyer purchases a security and simultaneously agrees to sell the security back to the seller at an agreed-upon future date, normally one day or a few days later; the resale price of the security is greater than the purchase price, reflecting an agreed-upon interest rate. Each of the Money Market Portfolio and FGI may enter into repurchase agreements only with member banks of the Federal Reserve System or primary dealers of U.S. Government securities. In the event of a default or bankruptcy by the seller, the Money Market Portfolio and FGI will liquidate those securities held as security under repurchase agreements. Liquidation of these securities, however, could involve costs or delays and, to the extent proceeds from the sale of such securities were less than the agreed-upon repurchase price, the Money Market Portfolio or FGI, as the case may be, could suffer a loss. Both the Money Market Portfolio and FGI will invest in repurchase agreements only when such repurchase agreements are secured by securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities.

  Lending of Securities. The Money Market Portfolio may lend its portfolio securities to broker-dealers registered as members with the National Association of Securities Dealers, Inc. and to Federal Reserve-member banks for the purpose of earning additional income. Such loans by the Money Market Portfolio are made pursuant to agreements requiring the broker-dealer or bank fully and continuously to secure the loan by cash or other securities in which the Money Market Portfolio may invest equal to the market value of the securities loan. The Money Market Portfolio receives compensation for lending its securities in the form of fees. FGI may not lend its portfolio securities.

  Borrowing. The Money Market Portfolio and FGI each may borrow money only as a temporary measure to facilitate redemptions.

  Such a borrowing may not exceed 30% of the Money Market Portfolio's or FGI's total assets, taken at current net asset value before any borrowing. Neither the Money Market Portfolio nor FGI may purchase securities if a borrowing by the Money Market Portfolio or FGI, as the case may be, is outstanding.

  Investment Restrictions and Limitations

  The respective investment restrictions and limitations of the Money Market Portfolio and FGI are substantially similar. Unless otherwise specified, the investment restrictions and limitations are considered to be "fundamental" policies, and, as such, may not be changed without approval of the holders of a "majority" of the Money Market Portfolio's or FGI's respective outstanding voting shares. As defined at Section 2(a)(42) of the 1940 Act, the term "majority" of the outstanding voting securities means the vote of the lesser of:
  (i) 67% of the voting shares of the Money Market Portfolio or FGI, as applicable, at a meeting where more than 50% of the outstanding voting shares are present in person or represented by proxy; or (ii) more than 50% of the outstanding voting shares of the Money Market Portfolio or FGI, as applicable.

  As a  matter of  fundamental policy, neither  the Money  Market
  Portfolio nor FGI may:

       1.   underwrite securities of other issuers;

       2.   purchase or sell real estate (including  limited
            partnership  interests  for  the  Money   Market
            Portfolio);

       3.   borrow money  (except as  described above  under
            "Investment   Objectives    and   Policies    --
            Borrowing");

       4.   issue senior securities; or

       5.   loan money;

  As a matter of fundamental policy, FGI also may not:

       1.   sell securities short; or

       2.   write options

  As a matter of fundamental policy, the Money Market Portfolio also may not:

       1.   purchase   or  sell   restricted  securities  or
            warrants;

       2. purchase any security whereby it would account for more than 10% of any issuer's outstanding shares;

       3. purchase securities of any issuer if, as a result of such a purchase, such securities would account for more than 5% of the Money Market Portfolio's assets (excluding securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities); or

       4. Concentrate more than 25% of its assets in any one industry.


                       PRINCIPAL RISK FACTORS

  Because the investment objective of FGI is virtually identical to the investment objective of the Money Market Portfolio, and because the investment policies and investment restrictions and limitations of FGI and the Money Market Portfolio are substantially similar, the risks associated with the particular investment policies and strategies that FGI and the Money Market Portfolio are authorized to employ in seeking to meet their investment objectives also are substantially similar.

  Full Faith and Credit Obligations. Both the Money Market Portfolio and FGI may invest in U.S. Treasury bills, U.S. Treasury notes, and U.S. Treasury bonds, which securities are backed by the full faith and credit of the United States. The Money Market Portfolio and FGI also may invest in securities backed by the full faith and credit of the United States, including GNMA certificates. The Money Market Portfolio and FGI also may invest in non-full faith and credit obligations of U.S. Government agencies and instrumentalities, such as FNMA securities. In addition, both the Money Market Portfolio and FGI may also invest in repurchase agreements secured by such securities. Because full faith and credit obligations of the U.S. Government are backed by the strongest assurance of repayment offered by the U.S. Government, these obligations are considered to be more credit-worthy than non-full faith and credit obligations.

  Repurchase Agreements and Other Investments. Both FGI and the Money Market Portfolio may invest in repurchase agreements. The Money Market Portfolio and FGI may invest only in repurchase agreements secured by U.S. Treasury obligations and in repurchase agreements secured by securities issued or guaranteed by the U.S. Government, its agencies, and instrumentalities. The Money Market Portfolio, unlike FGI, also may invest in bank money market instruments and commercial paper and may lend its portfolio securities. The Money Market Portfolio and FGI will enter into repurchase agreement transactions and the Money Market Portfolio will enter into securities lending transactions only with parties who meet credit-worthiness standards approved by the Rushmore Board and the FGI Board, as applicable. In the event of a default or bankruptcy by a seller or borrower, the Money Market Portfolio and FGI will promptly liquidate collateral. The exercise of the Money Market Portfolio's or FGI's right to liquidate such collateral, as noted above, however, could involve certain costs or delays, and, to the extent that proceeds from any sale of collateral on a default of the seller or borrower were less than the seller's or borrower's obligation, the Money Market Portfolio or FGI, as the case may be, could suffer a loss.


                    THE PROPOSED REORGANIZATION

  Agreement and Plan of Reorganization

  The terms and conditions under which the proposed transactions, as contemplated by the Reorganization, may be consummated are set forth in the Plan. Significant provisions of the Plan are summarized immediately below. This summary, however, is qualified in its entirety by reference to the Plan, a form of which is attached to this Combined Prospectus/Proxy Statement as Appendix A.

  The Plan contemplates (i) FGI, on the Closing Date of the Reorganization, acquiring all of the assets of the Money Market Portfolio in exchange for FGI Shares and the assumption by FGI of all the liabilities of the Money Market Portfolio and (ii) the constructive distribution of FGI Shares to the Shareholders of the Money Market Portfolio in exchange for the Money Market Portfolio Shares of such Shareholders, all as provided for by the Plan.

  The assets of the Money Market Portfolio to be acquired by FGI include all property, including, without limitation, all cash, securities, commodities and futures interests, and dividends or interest receivables which are owned by the Money Market Portfolio and any deferred or prepaid expenses shown as an asset on the books of the Money Market Portfolio on the Closing Date of the Reorganization. FGI will assume from the Money Market Portfolio all liabilities, expenses, costs, charges, and reserves reflected on an unaudited statement of assets and liabilities of the Money Market Portfolio. FGI also will deliver FGI Shares to the Money Market Portfolio, which FGI Shares the Money Market Portfolio then shall distribute to the Shareholders of the Money Market Portfolio in exchange for such Shareholders' Money Market Portfolio

  Shares. The exchange of the Money Market Portfolio's assets for FGI Shares is anticipated to occur on the Closing Date.

  The value of the Money Market Portfolio's assets to be acquired by, and the value of the Money Market Portfolio's liabilities to be assumed by, FGI and the net asset value of a share of FGI will be determined as of immediately after the close of regular trading on the New York Stock Exchange (the "NYSE") at 4:00 P.M., Eastern Time, on the Closing Date, using the valuation procedures set forth in FGI's then-current Prospectus and Statement of Additional Information.

  Upon the Closing Date, the Money Market Portfolio will distribute pro rata to its Shareholders of record the FGI Shares received by the Money Market Portfolio in exchange for such Shareholders' interests in the Money Market Portfolio, as evidenced by such Shareholders' Money Market Portfolio Shares. This distribution will be accomplished by opening accounts on the books of FGI in the name of each Shareholder of record in the Money Market Portfolio and by crediting thereon the shares previously credited to the Money Market Portfolio account of the Shareholder on those books, as described above (see "Synopsis -- Continuation of Shareholder Accounts; Share Certificates"). Each such FGI shareholder account shall represent the respective pro-rata number of FGI Shares due such Shareholder.

  Accordingly, every Shareholder will own FGI Shares immediately after the Reorganization, the value of which FGI Shares will be equal to the value of such Shareholder's Money Market
  Portfolio Shares immediately prior to the Reorganization. Moreover, because the FGI Shares will be issued at net asset value in exchange for the net assets of the Money Market Portfolio that will equal the aggregate value of those FGI Shares, the net asset value per share of each FGI Share will be unchanged. Thus, the Reorganization will not result in a dilution of any Shareholder account.

  The consummation of the proposed transactions contemplated by the Reorganization is subject to a number of conditions set forth in the Plan, some of which conditions may be waived by either the Rushmore Board or the FGI Board, or by an authorized officer of the Rushmore Fund or FGI, as appropriate. Among the significant conditions (which may not be waived) for the Reorganization of the Money Market Portfolio into FGI are: (i) the receipt by the Rushmore Fund and FGI of an opinion of counsel to the Rushmore Fund and FGI (or a revenue ruling of the U.S. Internal Revenue Service) as to certain Federal income tax aspects of the Reorganization (see "The Proposed Reorganization -- Federal Income Tax Consequences," below); and (ii) the approval of the Plan at the Meeting by the affirmative vote of the holders of a majority of all the outstanding voting shares of the Money Market Portfolio. The Plan may be terminated and the Reorganization abandoned at any time, before or after approval by the Shareholders, prior to the applicable Closing Date, by mutual consent of the Money Market Portfolio and FGI. In addition, the Plan may be amended in any mutually-agreeable manner, except that no amendment may be made to the Plan subsequent to the Meeting that would be materially detrimental to the Shareholders.

  Management contemplates that the Money Market Portfolio's assets at the date of the transactions of the Reorganization will be invested in a manner consistent with the investment objectives and policies of both the Money Market Portfolio and FGI. To the extent that any portfolio asset of the Money Market Portfolio is inconsistent with the investment requirements of FGI on that date, the Money Market Portfolio will bear the transaction costs associated with replacement of that asset, including any adverse tax consequences if losses are incurred in replacing such asset. The Money Market Portfolio, however, intends to conform its securities portfolio to meet the investment objective and policies of FGI prior to the Closing Date.

  Reasons For the Proposed Reorganization

  As described below in greater detail, the Rushmore Board and the FGI Board believe the Reorganization would benefit Shareholders by enhancing the ability of MMA, the investment adviser to both the Money Market Portfolio and FGI, to effect portfolio transactions on more favorable terms and give MMA greater investment flexibility as well as promote more efficient operations and enable greater diversification of investments. In addition, the Rushmore Board and the FGI Board also believe that the Reorganization would result in certain economies which would increase the ability of the combined fund to continue to obtain management and administrative services in connection with Shareholders' assets at acceptable levels, and the Reorganization also may result in reduced total portfolio operating expenses by reason of an anticipated larger asset base resulting from the Reorganization (see "Synopsis -- Management Fees, Administrative Fees, and Other Operating Expenses," above). The Rushmore Board, including all of the Independent Rushmore Directors, has determined that the interests of the Shareholders of the Money Market Portfolio will not be diluted as a result of the proposed transactions contemplated by the Reorganization and that the proposed transactions contemplated by the Reorganization are in the best interests of the Shareholders of the Money Market Portfolio. The proposed Reorganization was recommended to the Rushmore Board by MMA, the investment adviser to the Money Market Portfolio, and was considered and unanimously approved by the Rushmore Board at a meeting held on July 27, 1995.

  The unanimous decision by the Rushmore Board to recommend that the Shareholders of the Money Market Portfolio vote to approve the Reorganization of the Money Market Portfolio into FGI was based on a number of factors, first and foremost that the Reorganization would be a means of combining similar portfolios with virtually identical investment objectives and comparable investment policies and would permit the Shareholders of the Money Market Portfolio to pursue substantially the same investment goals in a potentially larger fund. The Rushmore Board believes that the Reorganization, if effected, would enable the resulting larger fund, with its larger asset base, to achieve enhanced investment performance and distribution capability. These goals are anticipated to be achieved by the Reorganization because the expected increase in the size of the combined FGI-Money Market Portfolio should potentially increase the larger, resulting fund's operating efficiencies, enhance the ability of the investment adviser to this larger fund to effect portfolio transactions on more favorable terms, and spread investment risks among a larger number of portfolio securities.

  The Rushmore Board further considered that, without the larger asset base resulting from the proposed Reorganization, the Money Market Portfolio might not be able to continue to retain investment management and administrative services assuming the continuation of the relative low asset level of the Money Market Portfolio. The Rushmore Board considered that the present asset base of the Money Market Portfolio may not be large enough to generate sufficient management fees to MMA in order for this arrangement to continue to be economically feasible for MMA, and could result in the cancellation by MMA of the Rushmore Fund Management Agreement as this agreement pertains to the management of the Money Market Portfolio. The Rushmore Board anticipates that the larger asset base of the fund resulting from the Reorganization would produce economies that would enable services to continue to be provided to FGI at acceptable compensation levels. These economies should permit the reduction or elimination of certain duplicative costs and expenses presently incurred for services that are separately performed for both the Money Market Portfolio and FGI. As a general rule, economies can be expected to be realized primarily with respect to fixed expenses, such as costs of printing and fees for professional services. Expenses that are based on the value of assets or the number of shareholder accounts, such as custody and transfer agent fees, however, would be largely unaffected by the Reorganization. Achievement of these goals, of course, cannot be assured.

  The Rushmore Board and the FGI Board believe that the essential aspect of the Reorganization is that the interest of a Shareholder in FGI would be virtually identical to that Shareholder's interest in the predecessor Money Market Portfolio; the Rushmore Board and the FGI Board further believe that the Reorganization would have no material impact on the economic interests of the Shareholders and, as discussed above, would not result in the dilution of any Shareholder account. A condition precedent to the Reorganization will be the receipt by the Rushmore Fund, on behalf of the Money Market Portfolio, and FGI of an opinion of counsel to the effect that the Reorganization will not result in the recognition of any gain or loss for Federal income tax purposes either to FGI or the Money Market Portfolio or to the shareholders of either FGI or the Money Market Portfolio.

  The Rushmore Board based its decision to recommend the proposed Reorganization, and the transactions contemplated thereby, to the Shareholders of the Money Market Portfolio for the reasons set forth above as well as on a number of other factors, including the following:

       1. the terms and conditions of the Reorganization and the fact that the Reorganization would not result in dilution of Shareholder interests;

       2. the relative, comparative past growth in assets and investment performance of the Money Market
            Portfolio and FGI;

       3.   the  future  prospects   of  the  Money   Market
            Portfolio and FGI if the Reorganization of the Money Market Portfolio into FGI is effected and if such Reorganization is not effected;

       4.   the   fact   that  the   investment  objectives,
            policies, and restrictions  of the Money  Market
            Portfolio and FGI are compatible;

       5. service features available to shareholders in the Money Market Portfolio and FGI;

       6. the anticipated benefits to the Shareholders of continuing to be part of the same mutual fund complex;

       7. the tax-free nature and consequences of the Reorganization; and

       8.   alternatives to the Reorganization.

  Description of Securities  To Be Issued In  Connection With the
  Reorganization

  General. The FGI Shares to be issued to the Shareholders of the Money Market Portfolio pursuant to the proposed Reorganization will represent shares of common stock, $.001 par value per share, in FGI, which is a diversified, open-end management investment company, and which, at the time of the Reorganization and immediately prior to the FGI Redomestication, will continue to be organized as a corporation under the laws of the State of Maryland, pursuant to the Articles of Incorporation of the Fund for Government Investors, Inc. (the "FGI Articles"). The FGI Articles authorize the Board of Trustees of FGI to issue 3,000,000,000 shares of common stock. Each FGI Share represents an equal proportionate interest with each other FGI Share, and each such FGI Share is entitled to equal voting, dividend, liquidation, and redemption rights. FGI Shares entitle their holders to one vote per full share held and to fractional votes for fractional shares held. The FGI Shares do not have cumulative voting rights, preemptive rights, or subscription rights, and are fully paid, nonassessable, redeemable, and freely transferable. Currently, each shareholder of FGI is permitted to inspect the records, accounts, and books of FGI for any legitimate business purpose.

  Meetings. As a Maryland corporation, FGI is not required to hold an annual shareholders' meeting if the 1940 Act does not require such a meeting. The By-Laws of FGI provide that a special meeting of the shareholders of FGI may be called by the directors of FGI (the "FGI Directors") and shall be called by the FGI Directors upon the written request of shareholders owning at least 25% of all of the outstanding voting shares of FGI entitled to be cast at such meeting. FGI will hold special shareholder meetings as required or deemed desirable by the FGI Board for such purposes as electing FGI Directors, changing fundamental policies, or approving an investment advisory or shareholder services agreement. Pursuant to Maryland law, any FGI Director may be removed from office with or without cause at any time by the affirmative vote of a majority of all the votes of FGI shareholders entitled to vote for the election of directors. If requested by shareholders of at least 10% of the outstanding voting shares of FGI, FGI will call a shareholder meeting for the purpose of voting upon the question of the removal of an FGI Director and will assist in communications with other FGI shareholders as required by
  Section 16(c) of the 1940 Act.

  Shareholder   Liability.       Shareholders   of   a   Maryland
  corporation, such as FGI, except to the extent otherwise provided in the governing instrument of the corporation, are entitled to limited personal liability. FGI's governing instrument, the FGI Articles, specifically disclaims shareholder liability for acts or obligations of FGI and provides that FGI shareholders shall not be subject to any personal liability for the acts or obligations of FGI. The FGI Articles further provide for indemnification, out of the property of FGI with respect to which such shareholder's shares are issued, for all losses and expenses of any FGI shareholder held personally liable solely by reason of the shareholder being or having been a shareholder of FGI and not because of the shareholder's acts or omissions or for some other reason. Thus, the risk of a shareholder of FGI incurring financial loss on account of shareholder liability is considered remote since such liability is limited to circumstances in which a disclaimer is inoperative and FGI would be unable to meet its obligations.

  Liability  of  Directors.   Under  the  FGI  Articles,  an  FGI
  Director will be held personally liable only for the FGI Director's own willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the office of an FGI Director. Under the FGI Articles, FGI Directors and officers of FGI ("Officers") will be indemnified for the expenses of litigation against such FGI Directors and Officers unless it is determined that the person did not act in good faith in the reasonable belief that the person's action was in or not opposed to the best interests of FGI or if the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence, or reckless disregard of that person's duties. FGI also may advance money for these expenses provided that the FGI Director or the Officer undertakes to repay FGI if that person's conduct later is determined to preclude indemnification.

  The  foregoing is only a summary  of certain characteristics of
  (i) the shares of common stock of FGI to be issued pursuant to the proposed Reorganization and immediately prior to the proposed FGI Redomestication, (ii) the operations of FGI and the FGI Articles and the By-Laws of FGI immediately prior to the proposed FGI Redomestication, and (iii) Maryland law. The foregoing is not a complete description of the shares of common stock of FGI nor of the documents or laws cited. Shareholders should refer to the provisions of Maryland law directly for a more thorough description.

  Description of Securities  To Be Issued In  Connection With the
  Redomestication

  General.   As  discussed above  under "Form  of Organization of
  FGI" and "The Proposed Redomestication of FGI" in the "Synopsis," if the shareholders of FGI approve the proposed FGI Redomestication, then FGI will change its form of organization from a Maryland corporation to an unincorporated voluntary association known as a Delaware business trust; and only those persons who are shareholders of FGI as of
  _____________, 1996, are being solicited to approve the FGI Redomestication (Money Market Portfolio Shareholders are not being asked to vote on the FGI Redomestication because Money Market Portfolio Shareholders are not presently shareholders of FGI and, therefore, have no voting interest with respect to the FGI Redomestication). If the shareholders of FGI approve the proposed FGI Redomestication, then the FGI Shares to be issued pursuant to the FGI Redomestication will represent shares of beneficial interest in the redomesticated FGI, which will continue to be a diversified, open-end management investment company, but which will then be organized as a business trust under the laws of the State of Delaware, pursuant to the Trust Instrument. The Trust Instrument will authorize the Board of Trustees of FGI to issue an unlimited number of shares of beneficial interest. Accordingly, if the Shareholders of the Money Market Portfolio approve the proposed Reorganization and the shareholders of FGI approve the proposed FGI Redomestication, then, immediately following the Reorganization and the FGI Redomestication (which are proposed to occur nearly simultaneously), the Shareholders of the Money Market Portfolio will receive shares of beneficial interest in the redomesticated FGI in exchange for their shares of common stock, $.001 par value per share, in the formerly-incorporated FGI. The Trust Instrument of the redomesticated FGI will authorize the Board of Trustees of FGI to issue an unlimited number of shares of beneficial interest in FGI. Currently, FGI does not operate as a series fund. The redomesticated FGI, however, will have the ability to operate as a series fund and series in the redomesticated FGI may be added in the future. Each share of the redomesticated FGI will represent an equal proportionate interest with each other share of the redomesticated FGI, and each such share of the redomesticated FGI will be entitled to equal voting, dividend, liquidation, and redemption rights. Shares of the redomesticated FGI will entitle their holders to one vote per full share held and to fractional votes for fractional shares held. The shares of the redomesticated FGI will not have cumulative voting rights, preemptive rights, or subscription rights, and will be fully paid, nonassessable, redeemable, and freely transferable. Each shareholder of the redomesticated FGI will be permitted to inspect the records, accounts, and books of the redomesticated FGI for any legitimate business purpose.

  Meetings. As a Delaware business trust, the redomesticated FGI will not be required to hold an annual shareholders' meeting if the 1940 Act does not require such a meeting. The By-Laws of the redomesticated FGI will provide that a special meeting of redomesticated FGI shareholders shall be called by the Secretary of the redomesticated FGI when ordered by the trustees of the redomesticated FGI (the "Trustees") or shall be called by the Secretary of the redomesticated FGI upon the written request of shareholders owning at least 10% of all of the outstanding voting shares entitled to be cast at such meeting. The redomesticated FGI will hold special shareholder meetings as required or deemed desirable by the Board of Trustees of the redomesticated FGI for such purposes as electing Trustees, changing fundamental policies, or approving an investment advisory or shareholder services agreement. Pursuant to the Trust Instrument, any Trustee may be removed from office by the affirmative vote of at least two-thirds of all the voting shares of the redomesticated FGI. If requested by shareholders of at least 10% of the outstanding voting shares of the redomesticated FGI, the redomesticated FGI will call a shareholder meeting for the purpose of voting upon the question of the removal of a Trustee and will assist in communications with other redomesticated FGI shareholders as required by Section 16(c) of the 1940 Act.

  Shareholder Liability. Shareholders of a Delaware business trust, such as FGI immediately following the FGI Redomestication, except to the extent otherwise provided in the governing instrument of the trust, are entitled to limited personal liability. The redomesticated FGI's governing instrument, the Trust Instrument, will specifically disclaim shareholder liability for acts or obligations of the redomesticated FGI and will provide that redomesticated FGI shareholders shall not be subject to any personal liability for the acts or obligations of the redomesticated FGI. The Trust Instrument will further provide for indemnification, out of the property of the redomesticated FGI, for all losses and expenses of any redomesticated FGI shareholder held personally liable solely by reason of the shareholder being or having been a shareholder and not because of the shareholder's acts or omissions or for some other reason. Thus, the risk of a shareholder of the redomesticated FGI incurring financial loss on account of shareholder liability is considered remote since such liability is limited to circumstances in which a disclaimer is inoperative and the redomesticated FGI would be unable to meet its obligations.

  Liability of Trustees. Under the Trust Instrument, a Trustee will be held personally liable only for the Trustee's own willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the office of a trustee. Under the Trust Instrument, Trustees and Officers of the redomesticated FGI will be indemnified for the expenses of litigation against such Trustees and Officers unless it is determined that the person did not act in good faith in the reasonable belief that the person's action was in or not opposed to the best interests of the redomesticated FGI or if the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence, or reckless disregard of that person's duties. The redomesticated FGI also may advance money for these expenses provided that the Trustee or the Officer undertakes to repay the redomesticated FGI if that person's conduct later is determined to preclude indemnification.

  The foregoing is  only a summary of certain  characteristics of
  (i) the shares of beneficial interest of the redomesticated FGI to be issued pursuant to the proposed FGI Redomestication,
  (ii) the operations of the redomesticated FGI and the Trust Instrument and the By-Laws of the redomesticated FGI immediately  following  the proposed  FGI  Redomestication, and
  (iii) Delaware law. The foregoing is not a complete description of the shares of beneficial interest of the redomesticated FGI nor of the documents or laws cited.
  Shareholders should refer to the provisions of Delaware law directly for a more thorough description.

  Federal Income Tax Consequences

  The Rushmore Fund, on behalf of the Money Market Portfolio, and FGI will receive, as a condition to the Reorganization, an opinion from Jorden Burt Berenson & Johnson LLP, counsel to the Rushmore Fund and FGI, to the effect, for Federal income tax purposes and with respect to the Reorganization, that:

       1. the proposed Reorganization and the transactions contemplated thereby, as described herein, will constitute a tax-free "reorganization" within the meaning of Section 368(a)(1)(C) of the U.S. Internal Revenue Code of 1986, as amended (the "Code");

       2. no gain or loss generally will be recognized to the Money Market Portfolio upon the transfer of all of the Money Market Portfolio's assets to FGI in exchange solely for FGI Shares and the assumption by FGI of all the liabilities of the Money Market Portfolio and the subsequent distribution of those FGI Shares to the Money Market Portfolio's Shareholders of record;

       3. no gain or loss will be recognized to FGI upon the receipt of those Money Market Portfolio assets in exchange solely for FGI Shares and the assumption by FGI of those Money Market Portfolio liabilities;

       4. FGI's basis for those Money Market Portfolio assets transferred by the Money Market Portfolio to FGI will be the same as the basis thereof in the Money Market Portfolio's hands immediately before the Reorganization, and FGI's holding period for those assets will include the Money Market Portfolio's holding period therefor;

       5. each Shareholder of record of the Money Market Portfolio will recognize no gain or loss upon the constructive exchange of all such Shareholder's Money Market Portfolio Shares solely for FGI Shares pursuant to the Reorganization;

       6. each Shareholder's basis for the FGI Shares to be received by the Shareholder pursuant to the Reorganization will be the same as the
            Shareholder's basis in the Money Market Portfolio Shares to be constructively surrendered in exchange therefor; and

       7. each such Shareholder's holding period for those FGI Shares will include the period during which the Money Market Portfolio Shares to be constructively surrendered in exchange therefor were held, provided the Money Market Portfolio Shares were held as capital assets by that Shareholder on the date of the Reorganization.

  A revenue ruling of the Internal Revenue Service is not expected to be obtained by either FGI or the Rushmore Fund, on behalf of the Money Market Portfolio. A similar tax opinion will be issued by Jorden Burt Berenson & Johnson LLP in connection with the FGI Redomestication.

  As of December 31, 1995 neither the Money Market Portfolio nor FGI had any capital or other loss carryover. Pursuant to the Reorganization of the Money Market Portfolio into FGI, FGI would retain any capital loss carryover and would succeed to any capital loss carryover of the Money Market Portfolio, subject, in both cases, to the limitations of Sections 381, 382, 383, and 384 of the Code.

  THE FOREGOING IS INTENDED TO BE ONLY A SUMMARY OF THE PRINCIPAL FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION AND SHOULD NOT BE CONSIDERED TO BE TAX ADVICE. THERE CAN BE NO ASSURANCE THAT THE INTERNAL REVENUE SERVICE WILL CONCUR ON ALL OR ANY OF THE ISSUES DISCUSSED ABOVE. SHAREHOLDERS OF THE RUSHMORE MONEY MARKET PORTFOLIO MAY WISH TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES WITH RESPECT TO THE FOREGOING MATTERS AND ANY OTHER CONSIDERATIONS WHICH MAY BE APPLICABLE TO THE SHAREHOLDERS OF THE RUSHMORE MONEY MARKET PORTFOLIO.

  Pro Forma Capitalization and Ratios

  The following tables show the capitalization of the Money Market Portfolio and FGI separately, as of December 31, 1995, and combined in the aggregate on a pro forma basis (unaudited), as of that date, giving effect to the
  Reorganization:

                        Money Market                 Pro Forma
                         Portfolio       FGI          Combined


     Net Assets:        $22,387,968  $577,194,431   $599,582,399

     Net Asset Value
       Per Share:          $1.00         $1.00         $1.00

     Shares
     Outstanding:        22,387,968   577,194,431   599,582,399



  Cessation of Existence

  If the Plan is approved by the Shareholders of the Money Market Portfolio and the Reorganization is completed, the Money Market Portfolio, as described above, thereafter will cease to exist. See "The Proposed Reorganization -- Agreement and Plan of Reorganization."

  Required  Vote and  Board Recommendation  With  Respect to  the
  Reorganization Plan

  As described above, the Rushmore Board, including all of the Independent Rushmore Directors, has unanimously concluded, after due consideration of the direct and indirect costs of the transactions contemplated by the proposed Reorganization and all other factors and information deemed by the Rushmore Board to be relevant, that the Reorganization would be in the best interests of the Money Market Portfolio and its Shareholders and that the interests of existing Shareholders of the Money Market Portfolio will not be diluted as a result of the transactions contemplated by the Reorganization. The Rushmore Board, therefore, has submitted the Plan for the Reorganization, and the transactions contemplated thereby, as set forth in the Plan, for approval by the Shareholders at the Meeting. As described above, a quorum being present, the approval of the Plan by the Shareholders of the Money Market Portfolio under Proposal One requires the affirmative vote of a majority of all the outstanding voting shares of the Money Market Portfolio. In the event that the Shareholders of the Money Market Portfolio do not approve the Plan, and the Reorganization of the Money Market Portfolio contemplated thereunder, the Rushmore Board will consider possible alternative arrangements and MMA will continue to render services to the Money Market Portfolio.

  The Board of Directors of The Rushmore Fund, Inc. has unanimously approved and recommends that, with respect to the Reorganization of the Money Market Portfolio into FGI, the Shareholders of the Money Market Portfolio vote FOR Proposal One, the proposed Agreement and Plan of Reorganization for the Money Market Portfolio and the transactions contemplated thereby, as described above.

                  ADDITIONAL INFORMATION ABOUT FGI
                         AND THE FGI SHARES

  Additional information about FGI is included in the current Prospectus of the Fund for Government Investors, Inc., dated March 30, 1995. A copy of this prospectus has been filed with the Securities and Exchange Commission (the "Commission") and is incorporated by reference herein. A Shareholder will receive with this Combined Prospectus/Proxy Statement a copy of the current Prospectus for the Fund for Government Investors, Inc. Further information about FGI is included in the Statement of Additional Information for the Fund for Government Investors, Inc., dated March 30, 1995, which also has been filed with the Commission and is incorporated by reference herein. Copies of this Statement of Additional
  Information for FGI may be obtained without charge by contacting Rushmore Trust and Savings, FSB ("RTS"), a majority-owned subsidiary of MMA, which provides all administrative services to FGI, at 4922 Fairmont Avenue, Bethesda, Maryland 20814, or by telephoning RTS toll-free at
  (800) 343-3355.

          ADDITIONAL INFORMATION ABOUT THE RUSHMORE FUND,
                    THE MONEY MARKET PORTFOLIO,
               AND THE MONEY MARKET PORTFOLIO SHARES

  Additional information about the Rushmore Fund and the Money Market Portfolio is included in the current Prospectus of the Money Market Portfolio, dated January 1, 1996. A copy of this prospectus has been filed with the Commission and is incorporated by reference herein. A Shareholder will receive with this Combined Prospectus/Proxy Statement a copy of the current Prospectus for the Money Market Portfolio. Further information about the Money Market Portfolio is included in the Statement of Additional Information for the Money Market Portfolio, dated January 1, 1996, which also has been filed with the Commission and is incorporated by reference herein. A copy of this Statement of Additional Information for the Money Market Portfolio may be obtained without charge by contacting RTS, which provides all administrative services to the Money Market Portfolio, at 4922 Fairmont Avenue, Bethesda, Maryland 20814, or by telephoning RTS toll-free at (800) 343-3355.


                           MISCELLANEOUS

  Available Information

  FGI and the Rushmore Fund are registered under the 1940 Act and are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the 1940 Act, and, in accordance therewith, file reports, proxy materials, and other information with the Commission. Such reports, proxy materials, and other information can be inspected at the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D. C. 20549. Copies of such material also can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D. C. 20549, at prescribed rates.

  Legal Matters

  Certain legal matters in connection with the issuance of the FGI Shares will be passed upon by Messrs. Jorden Burt Berenson & Johnson LLP, 1025 Thomas Jefferson Street, N.W., Suite 400
  East,  Washington, D.C. 20007-0805  ("Counsel").   Counsel also
  will render an opinion as to certain Federal income tax consequences of the Reorganization.

  Financial Statements and Experts

  Both the audited financial statements of FGI included in the Statement of Additional Information related to this Combined Prospectus/Proxy Statement (the "SAI") and the audited financial statements of the Money Market Portfolio included in the SAI have been audited by Deloitte & Touche LLP, independent accountants, for the periods indicated in the reports of independent accountants thereon which appear in the SAI. Such financial statements are incorporated herein by reference in reliance upon such reports of independent accountants given on the authority of such firm as experts in accounting and auditing. Copies of these financial statements, as included in the SAI, may be obtained without charge by contacting RTS, at 4922 Fairmont Avenue, Bethesda, Maryland 20814, or by telephoning RTS toll-free at (800) 343-3355.

                           OTHER BUSINESS

  The Board of Directors of The Rushmore Fund, Inc. knows of no business to be brought before the Meeting other than the matters set forth in this Combined Prospectus/Proxy Statement. Should any other matter requiring a vote of Shareholders arise, however, the Proxies will vote thereon according to their best judgment in the interests of the Money Market Portfolio and the Shareholders of the Money Market Portfolio.

                 By Order of the Board of Directors



                 /s/ Richard J. Garvey
                 Richard J. Garvey, President
                 The Rushmore Fund, Inc.



  4922 Fairmont Avenue
  Bethesda, Maryland
  March ___, 1996

  P R O X Y                                             P R O X Y

                THE RUSHMORE MONEY MARKET PORTFOLIO
                      The Rushmore Fund, Inc.

                        4922 Fairmont Avenue
                     Bethesda, Maryland  20814
                            ____________

            PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS
                            May 24, 1996

       THIS PROXY IS SOLICITED BY THE Board of Directors of The Rushmore Fund, Inc. (the "Rushmore Fund") for use at a special meeting of the shareholders of the Rushmore Money Market Portfolio, a series of the Rushmore Fund, which meeting will be held at 1:00 P.M., Eastern Time, on Friday, May 24, 1996, at the offices of the Rushmore Fund, 4922 Fairmont Avenue, Bethesda, Maryland 20814 (the "Meeting").

       The undersigned shareholder of the Rushmore Money Market Portfolio, revoking any and all previous proxies heretofore given for shares of the Rushmore Money Market Portfolio held by the undersigned ("Shares"), does hereby appoint Daniel L. O'Connor, Richard J. Garvey, John R. Cralle, and Stephenie E. Adams, and each and any of them, with full power of substitution to each, to be the attorneys and proxies of the undersigned (the "Proxies"), to attend the Meeting of the shareholders of the Rushmore Money Market Portfolio, and to represent and direct the voting interest represented by the undersigned as of the record date for said Meeting for the Proposals specified below.

       This proxy, if properly executed, will be voted in the manner as directed herein by the undersigned shareholder. Unless otherwise specified below in the squares provided, the undersigned's vote will be cast "FOR" each Proposal. If no direction is made for any Proposals, this proxy will be voted "FOR" any and all such Proposals. In their discretion, the Proxies are authorized to transact and vote upon such other matters and business as may come before the Meeting or any adjournments thereof.

  Proposal 1.    To approve  or disapprove an Agreement  and Plan
                 of  Reorganization  among  The   Rushmore  Fund,
                 Inc., the  Rushmore Money Market  Portfolio, and
                 Fund   for   Government  Investors,   Inc.  (the
                 "Plan"),  and   the  transactions   contemplated
                 thereby,  pursuant to  which  Plan the  Rushmore
                 Money Market  Portfolio  would transfer  all  of
                 its  assets   to   the   Fund   for   Government

                 Investors, Inc., in exchange for (i) shares of common stock in the Fund for Government Investors, Inc. that would be distributed to the shareholders of the Rushmore Money Market Portfolio and (ii) the assumption by the Fund for Government Investors, Inc. of all the liabilities of the Rushmore Money Market Portfolio.

                 FOR  [  ]     AGAINST  [  ]     ABSTAIN  [  ]

  Proposal 2.    To transact such other business as  properly may
                 come before the Meeting or any adjournment(s) thereof.

       To avoid the expense of adjourning the Meeting to a subsequent date, please return this proxy in the enclosed self-addressed, postage-paid envelope. THIS PROXY IS SOLICITED ON BEHALF OF THE Board of Directors OF THE RUSHMORE FUND, INC., WHICH RECOMMENDS A VOTE FOR THE PROPOSAL.


                           Dated:  __________________, 1996


                           _______________________________
                           Signature of Shareholder

                           _______________________________
                           Signature of Shareholder

                           This  proxy  may  be  revoked  by  the
                           shareholder(s)  at  any time  prior to
                           the special meeting.

  NOTE: Please sign exactly as your name appears hereon. If shares are registered in more than one name, all registered shareholders should sign this proxy; but if one shareholder signs, this signature binds the other shareholder. When signing as an attorney, executor, administrator, agent, trustee, or guardian, or custodian for a minor, please give full title as such. If a corporation, please sign in full corporate name by an authorized person. If a partnership, please sign in partnership name by an authorized person.

                            APPENDIX A:

                              FORM OF
                AGREEMENT AND PLAN OF REORGANIZATION

                            APPENDIX A:

                AGREEMENT AND PLAN OF REORGANIZATION


       THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this ___ day of May, 1996, by and among The Rushmore Fund, Inc. (the "Rushmore Fund"), a Maryland corporation, the Rushmore Money Market Portfolio (the "Money Market Portfolio"), a series of the Rushmore Fund, and Fund for Government Investors, Inc. ("FGI"), also a Maryland corporation. The Rushmore Fund, the Money Market Portfolio, and FGI have their respective principal places of business at 4922 Fairmont Avenue, Bethesda, Maryland 20814.

       This Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), with respect to the proposed reorganization of the Money Market Portfolio, pursuant to which the Money Market Portfolio will become part of FGI (the "Reorganization"). Specifically, this Agreement is intended to be and is adopted for the purpose of providing for the Reorganization of the Money Market Portfolio into FGI. The Reorganization will consist of the transfer of all of the assets of the Money Market Portfolio to FGI in exchange solely for (i) shares of common stock in FGI (the "FGI Shares") and (ii) the assumption by FGI of all the liabilities of the Money Market Portfolio, and the distribution of the FGI Shares to the shareholders of the Money Market Portfolio, as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

       WHEREAS, the Rushmore Fund and FGI are open-end, registered investment companies of the management type and the Money Market Portfolio owns securities which generally are assets of the character in which FGI is permitted to invest;

       WHEREAS, the Board of Directors of FGI has determined, with respect to the Reorganization, that the exchange of all of the assets of the Money Market Portfolio for FGI shares and the assumption of all the liabilities of the Money Market Portfolio by FGI is in the best interests of FGI and its shareholders and that the interests of the existing shareholders of FGI would not be diluted as a result of this transaction;

       WHEREAS, the Board of Directors of the Rushmore Fund has determined, with respect to the Reorganization, that the exchange of all of the assets of the Money Market Portfolio for FGI Shares and the assumption of all the liabilities of the Money Market Portfolio by FGI is in the best interests of the Money Market Portfolio and its shareholders and that the interests of the existing shareholders of the Money Market
  Portfolio   would  not   be  diluted  as   a  result   of  this
  transaction;

       WHEREAS, the purpose  of the Reorganization is  to combine the assets of  FGI with those of the  Money Market Portfolio in
  an  attempt   to  achieve   greater  operating   economies  and
  increased portfolio diversification.

       NOW, THEREFORE,  in consideration of  the promises and  of
  the  covenants   and  agreements  hereinafter  set  forth,  the
  parties  hereto  covenant  and  agree,   with  respect  to  the
  Reorganization, as follows:

  1.   THE  TRANSFER OF ASSETS OF  THE MONEY  MARKET PORTFOLIO TO
       FGI IN EXCHANGE  FOR THE FGI SHARES, AND THE ASSUMPTION OF
       ALL THE LIABILITIES OF THE MONEY MARKET PORTFOLIO

       1.1 A closing shall take place as provided for in paragraph 3.1 ("Closing") and the provisions of paragraphs 1 through 8 of this Agreement shall apply. At the Closing, subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Money Market Portfolio agrees to transfer all of the Money Market Portfolio's assets, as set forth in paragraph 1.2, to FGI, and FGI agrees in exchange therefor: (i) to deliver  to  the  Money  Market  Portfolio the  number  of  FGI
  Shares, including fractional FGI Shares, determined by dividing the value of the Money Market Portfolio's net assets computed in the manner and as of the time and date set forth in paragraph 2.1 by the net asset value of one FGI Share computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume all the liabilities of the Money Market Portfolio, as set forth in paragraph 1.3.

       1.2 The assets of the Money Market Portfolio to be acquired by FGI shall consist of all property, including, without limitation, all cash, securities, commodities and futures interests, and dividends or interest receivable which are owned by the Money Market Portfolio and any deferred or prepaid expenses shown as an asset on the books of the Money Market Portfolio on the closing date provided in paragraph 3.1 (the "Closing Date").

       1.3 The Money Market Portfolio will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. FGI shall assume all liabilities, expenses, costs, charges, and reserves reflected on an unaudited statement of assets and liabilities of the Money Market Portfolio prepared by the administrator of the Rushmore Fund and the Money Market Portfolio, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period.

       1.4 Immediately after the transfer of assets provided for in paragraph 1.1, the Money Market Portfolio will distribute pro rata to the Money Market Portfolio's shareholders of record, determined as of immediately after the close of business on the Closing Date (the "Money Market Portfolio Shareholders"), the FGI Shares received by the Money Market Portfolio pursuant to paragraph 1.1. Such distribution will be accomplished by the transfer of the FGI Shares then credited to the account of the Money Market Portfolio on the books of FGI to open accounts on the share records of FGI in the names of the Money Market Portfolio Shareholders and representing the respective pro rata number of the FGI Shares due such shareholders. All issued and outstanding shares of the Money Market Portfolio will simultaneously be canceled on the books of the Money Market Portfolio, although share certificates representing interests in the Money Market Portfolio will represent a number of FGI Shares after the Closing Date as determined in accordance with Section 2.3. FGI shall not issue certificates representing the FGI Shares in connection with such exchange. Ownership of FGI Shares will be shown on the books of FGI's transfer agent.

  2.   VALUATION

       2.1 The value of the Money Market Portfolio's assets to be acquired by FGI hereunder shall be the value of such assets computed as of immediately after the close of business of the New York Stock Exchange (the "NYSE") at 4:00 P.M., Eastern Time, on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Rushmore Fund's Articles of Incorporation and the Money Market Portfolio's then-current prospectus or statement of additional information.

       2.2 The net asset value of an FGI Share shall be the net asset value per share computed as of immediately after the close of business of the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in FGI's Articles of Incorporation and FGI's then-current prospectus or statement of additional information.

       2.3 The number of the FGI Shares to be issued (including fractional shares, if any) in exchange for the Money Market Portfolio's assets shall be determined by dividing the value of the net assets of the Money Market Portfolio determined using the same valuation procedures referred to in paragraph
  2.1 by the net asset value of an FGI Share determined in accordance with paragraph 2.2.

       2.4 All computations of value for the Rushmore Fund, the Money Market Portfolio, and FGI shall be made by Money
  Management Associates ("MMA").

  3.   CLOSING AND CLOSING DATE

       3.1 The Closing Date shall be May 31, 1996 or such other date as the parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of immediately after the close of business on the Closing Date unless otherwise agreed to by the parties. The close of business on the Closing Date shall be as of 4:00 P.M., Eastern Time. The Closing shall be held at the offices of the Rushmore Fund, 4922 Fairmont Avenue, Bethesda, Maryland 20814, or at such other time and/or place as the parties may agree.

       3.2 Rushmore Trust and Savings, FSB, Bethesda, Maryland, as custodian for the Money Market Portfolio (the "Custodian"), a majority-owned subsidiary of MMA with offices at 4922 Fairmont Avenue, Bethesda, Maryland 20814, shall deliver at the Closing a certificate of an authorized officer stating that: (i) the Money Market Portfolio's portfolio securities, cash, and any other assets shall have been delivered in proper form to FGI within two business days prior to or on the Closing Date; and (ii) all necessary taxes, including all applicable Federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of the Money Market Portfolio's portfolio securities.

       3.3 Rushmore Trust and Savings, FSB, Bethesda, Maryland, as the transfer agent for the Rushmore Fund and FGI (the "Transfer Agent"), on behalf of FGI and the Money Market Portfolio, shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Money Market Portfolio Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. FGI shall issue and deliver a confirmation evidencing the FGI Shares to be credited on the Closing Date to the Secretary of the Money Market Portfolio or provide evidence satisfactory to the Money Market Portfolio that such FGI Shares have been credited to the Money Market Portfolio's account on the books of the FGI. At the Closing, each party shall deliver to the other such bills of sales, checks, assignments, share certificates, if any, receipts, or other documents as such other party or its counsel may reasonably request.

  4.   REPRESENTATIONS AND WARRANTIES

       4.1 The Rushmore Fund, on its own behalf and on behalf of the Money Market Portfolio, represents and warrants to FGI as follows:

       (a) The Rushmore Fund is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland;

       (b) The Rushmore Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission"), as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and the registration of its shares, under the Securities Act of 1933, as amended (the "1933 Act"), are in full force and effect;

       (c) Neither the Rushmore Fund nor the Money Market Portfolio is in, and the execution, delivery, and performance of this Agreement will not result in, a material violation of the Rushmore Fund's Articles of Incorporation or By-Laws or of any agreement, indenture, instrument, contract, lease, or other undertaking to which the Rushmore Fund or the Money Market Portfolio is a party or by which either or both of the Rushmore Fund and the Money Market Portfolio are bound;

       (d) Neither the Rushmore Fund nor the Money Market Portfolio has any material contracts or other commitments (other than this Agreement) which will be terminated with liability to the Rushmore Fund or the Money Market Portfolio prior to the Closing Date;

       (e)   Except  as otherwise  disclosed  in writing  to  and
  accepted by FGI, no material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to their knowledge threatened against the Rushmore Fund or the Money Market Portfolio or any of their properties or assets which, if adversely determined, would materially and adversely affect the Rushmore Fund's or the Money Market Portfolio's financial condition or the conduct of either the Rushmore Fund's or the Money Market Portfolio's business. Neither the Rushmore Fund nor the Money Market Portfolio knows of any facts which might form the basis for the institution of such proceedings and neither the Rushmore Fund nor the Money Market Portfolio is a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body which materially and adversely affects the business or the ability of the Rushmore Fund or the Money Market Portfolio to consummate the transactions herein contemplated;

       (f) The Statement of Assets and Liabilities of the Money Market Portfolio at August 31, 1995 has been audited by Deloitte & Touche LLP, independent accountants, and is in
  accordance   with  generally   accepted  accounting  principles
  consistently applied, and such statement (a copy of which has been furnished to FGI) fairly reflects the financial condition of the Money Market Portfolio as of such date, and there are no known contingent liabilities of the Money Market Portfolio as of such date not disclosed therein;

       (g) Since August 31, 1995, there has not been any material adverse change in the Money Market Portfolio's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Money Market Portfolio of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by FGI. For the purposes of this subparagraph (g), a decline in net asset value per share of the Money Market Portfolio, the discharge of Money Market Portfolio liabilities, or the redemption of Money Market Portfolio shares by Money Market Portfolio Shareholders shall not constitute a material adverse change;

       (h) At the Closing Date, all material Federal and other tax returns and reports of the Rushmore Fund and the Money Market Portfolio required by law to have been filed by such date shall have been filed and are or will be correct, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and to the best knowledge of the Rushmore Fund and the Money Market Portfolio no such return is currently under audit and no assessment has been asserted with respect to such returns;

       (i)  For  each taxable year  of its  operation, the  Money
  Market Portfolio has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such;

       (j) All issued and outstanding shares of the Money Market Portfolio are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid, and non-assessable by the Money Market Portfolio. All of the issued and outstanding shares of the Money Market Portfolio will, at the time of closing, be held by the persons and in the amount set forth in the records of the Transfer Agent, on behalf of the Money Market Portfolio as provided in paragraph 3.3. The Money Market Portfolio does not have outstanding any options, warrants, or other rights to subscribe for or to purchase any of the Money Market Portfolio shares, nor is there outstanding any security convertible into any of the Money Market Portfolio shares;

       (k) At the Closing Date, the Money Market Portfolio will have good and marketable title to the Money Market Portfolio's assets to be transferred to FGI pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder, and, upon delivery and payment for such assets, FGI will acquire good and marketable title thereto, subject to any restrictions as might arise under the 1933 Act, other than as disclosed to FGI;

       (l) The execution, delivery, and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Rushmore Fund's directors, and, subject to the approval of the Money Market Portfolio Shareholders, this Agreement will constitute a valid and binding obligation of the Rushmore Fund and the Money Market Portfolio, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights, and to general equity principles;

       (m) The information to be furnished by the Rushmore Fund and the Money Market Portfolio for use in registration statements, proxy materials, and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations thereunder applicable thereto; and

       (n) The proxy statement of the Rushmore Fund (the "Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.6 (other than information therein that relates to FGI) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

       4.2   FGI  represents  and warrants  to  the Money  Market
  Portfolio as follows:

       (a)    FGI  is  a   corporation  duly  organized,  validly
  existing, and in good standing under the laws of the State of Maryland;

       (b) FGI is a registered investment company classified as a management company of the open-end type, and its registration with the Commission, as an investment company under the 1940 Act, and the registration of its shares, under the 1933 Act, are in full force and effect;

       (c) The current prospectus and statement of additional information of FGI conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

       (d) At the Closing Date, FGI will have good and marketable title to FGI's assets;

       (e) FGI is not in, and the execution, delivery, and performance of this Agreement will not result in, a material violation of FGI's Articles of Incorporation or By-Laws or of any agreement, indenture, instrument, contract, lease, or other undertaking to which FGI is a party or by which FGI is bound;

       (f) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against FGI or any of its properties or assets, except as previously disclosed in writing to the Rushmore Fund, on behalf of the Money Market Portfolio. FGI knows of no facts which might form the basis for the institution of such proceedings and FGI is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body which materially and adversely affects the business or the ability of FGI to consummate the transactions contemplated herein;

       (g) The Statement of Assets and Liabilities of FGI at December 31, 1995, audited by Deloitte & Touche LLP, independent accountants, and a copy of which has been furnished to the Rushmore Fund, on behalf of the Money Market Portfolio, fairly and accurately reflects the financial condition of FGI as of such date in accordance with generally accepted accounting principles consistently applied;

       (h) Since December 31, 1995, there has not been any material adverse change in FGI's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by FGI of indebtedness maturing more than one year from the date such indebtedness was incurred. For the purposes of this subparagraph (h), a decline in net asset value per share of the FGI shares, the discharge of FGI liabilities, or the redemption of FGI shares by FGI Shareholders shall not constitute a material adverse change;

       (i) At the Closing Date, all material Federal and other tax returns and reports of FGI required by law to have been filed by such date shall have been filed and are or will be correct, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best knowledge of FGI, no such return is currently under audit and no assessment has been asserted with respect to such returns;

       (j) For each taxable year of its operation, FGI has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such;

       (k) All issued and outstanding FGI Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid, and non-assessable by FGI. FGI does not have outstanding any options, warrants, or other rights to subscribe for or to purchase the FGI Shares, nor is there outstanding any security convertible into the FGI Shares;

       (l) The execution, delivery, and performance of this Agreement will have been fully authorized prior to the Closing Date by all necessary action, if any, on the part of the directors of FGI and this Agreement will constitute a valid and binding obligation of FGI enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights, and to general equity principles;

       (m) The FGI Shares to be issued and delivered to the Money Market Portfolio, for the account of the Money Market Portfolio Shareholders, pursuant to the terms of this Agreement, will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly and validly issued FGI Shares, and will be fully paid and non-assessable by FGI;

       (n) The information to be furnished by FGI for use in registration statements, proxy materials, and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations applicable thereto;

       (o) The Proxy Statement to be included in the Registration Statement (only insofar as it relates to FGI) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement herein, in light of the circumstances under which such statements were made, not materially misleading; and

       (p) FGI agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such of the state blue sky or securities laws as may be necessary in order to continue its operations after the Closing Date.

  5.   COVENANTS  OF   THE  RUSHMORE   FUND,  THE  MONEY   MARKET
       PORTFOLIO, AND FGI

       The following covenants of the Money Market Portfolio and FGI, as applicable, are made, respectively, by the Rushmore
  Fund (on behalf of the Money Market Portfolio) and FGI:

       5.1 FGI and the Money Market Portfolio each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions, and any other distribution that may be advisable.

       5.2 The Money Market Portfolio will call a meeting of the Money Market Portfolio Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

       5.3   The  Money Market Portfolio  covenants that  the FGI
  Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

       5.4   The  Money  Market  Portfolio  will  assist  FGI  in
  obtaining   such  information   as   FGI  reasonably   requests
  concerning the beneficial ownership of the shares of  the Money
  Market Portfolio.

       5.5 Subject to the provisions of this Agreement, FGI and the Money Market Portfolio will each take, or cause to be taken, all action, and do, or cause to be done, all things, reasonably necessary, proper, or advisable to consummate and make effective the transactions contemplated by this Agreement.

       5.6 The Money Market Portfolio will provide FGI with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(n), all to be included in a Registration Statement on Form N-14 of FGI (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act, in connection with the meeting of the Money Market Portfolio Shareholders to consider approval of this Agreement and the transactions contemplated herein (the "Meeting").

  6.   CONDITIONS  PRECEDENT TO OBLIGATIONS  OF THE RUSHMORE FUND
       AND THE MONEY MARKET PORTFOLIO

       The obligations of the Rushmore Fund and the Money Market Portfolio to consummate the transactions provided for herein shall be subject, at their election, to the performance by FGI of all the obligations to be performed by FGI hereunder on or before the Closing Date, and, in addition thereto, to the following further conditions:

       6.1 All representations and warranties of FGI contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date; and

       6.2 FGI, shall have delivered to the Rushmore Fund, on behalf of the Money Market Portfolio, on the Closing Date, a certificate executed in FGI's name by FGI's President or Vice President, and FGI's Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Rushmore Fund, on behalf of the Money Market Portfolio, and dated as of the Closing Date, to the effect that the representations and warranties of FGI made in this Agreement are true and correct at and as of the Closing Date, except as these representations and warranties may be affected by the transactions contemplated by this Agreement and as to such other matters as the Rushmore Fund shall reasonably request.

  7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF FGI

       The obligations of FGI to complete the transactions provided for herein shall be subject, at its election, to the performance by the Rushmore Fund and the Money Market Portfolio of all of the obligations to be performed by the Rushmore Fund and the Money Market Portfolio hereunder on or before the Closing Date and, in addition thereto, to the following conditions:

       7.1   All representations and  warranties of the  Rushmore
  Fund and the Money Market Portfolio contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as these representations and warranties may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

       7.2 The Rushmore Fund shall have delivered to FGI a statement of the Money Market Portfolio's assets and liabilities, as of the Closing Date, certified by the Treasurer or the Assistant Treasurer of the Rushmore Fund; and

       7.3 The Rushmore Fund shall have delivered to FGI, on the Closing Date, a certificate executed in the Rushmore

  Fund's name and the Money Market Portfolio's name by the Rushmore Fund's President or Vice President, and the Rushmore Fund's Treasurer or Assistant Treasurer, in form and substance satisfactory to FGI, and dated as of the Closing Date, to the effect that the representations and warranties of the Rushmore Fund and the Money Market Portfolio, with respect to the Rushmore Fund and the Money Market Portfolio, made in this Agreement are true and correct at and as of the Closing Date, except as these representations and warranties may be affected by the transactions contemplated by this Agreement, and as to such other matters as FGI shall reasonably request.

  8.   FURTHER  CONDITIONS PRECEDENT  TO OBLIGATIONS  OF  FGI AND
       THE MONEY MARKET PORTFOLIO

       If any of the conditions set forth below do not exist on or before the Closing Date, with respect to the Money Market Portfolio or FGI, then the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

       8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of Common Stock, $.001 par value per share, of the Money Market Portfolio in accordance with the provisions of the Rushmore Fund's Articles of Incorporation and By-Laws, and certified copies of the resolutions evidencing such approval shall have been delivered to FGI. Notwithstanding anything herein to the contrary, the Rushmore Fund, the Money Market Portfolio, or FGI may not waive the conditions set forth in this paragraph 8.1;

       8.2 On the Closing Date, no action, suit, or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or to obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

       8.3 All consents of other parties and all other consents, orders, and permits of Federal, state, and local regulatory authorities deemed necessary by the Rushmore Fund or FGI to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of the Rushmore Fund, the Money Market Portfolio, or FGI, provided that the parties hereto may, for themselves, waive any of such conditions;

       8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened, or contemplated under the 1933 Act; and

       8.5 The parties shall have received the opinion of Messrs. Jorden Burt Berenson & Johnson LLP, addressed to the Rushmore Fund and FGI, substantially to the effect that the transactions contemplated by this Agreement shall constitute a tax-free reorganization for Federal income tax purposes. The delivery of such opinion is conditioned upon receipt by Messrs. Jorden Burt Berenson & Johnson LLP of representations that such firm shall request of the Rushmore Fund, the Money Market Portfolio, and FGI. Notwithstanding anything herein to the contrary, the Rushmore Fund, the Money Market Portfolio, or FGI may not waive the conditions set forth in this paragraph 8.5.

  9.   BROKERAGE FEES AND EXPENSES

       9.1 FGI and the Rushmore Fund, on behalf of the Money Market Portfolio, represents and warrants to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

       9.2 MMA will bear the aggregate expenses and costs of the Reorganization.

  10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

       10.1 FGI and the Rushmore Fund, on behalf of the Money Market Portfolio, agree that neither party has made any representation, warranty, or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

       10.2 The representations, warranties, and covenants contained in this Agreement, or in any document delivered pursuant hereto or in connection herewith, shall survive the consummation of the transactions contemplated hereunder.

  11.  TERMINATION

       This Agreement and the transactions contemplated hereby may be terminated and abandoned by either party by resolution of the Rushmore Fund's Board of Directors or FGI's Board of Directors; at any time prior to the Closing Date, if circumstances should develop that, in the opinion of such Boards of Directors, make proceeding with the Agreement inadvisable.

  12.  WAIVER

       The Rushmore Fund, on behalf of the Money Market Portfolio, and FGI, after consultation with their respective counsel and by consent of the Rushmore Fund's Board of Directors and FGI's Board of Directors, respectively, may waive any condition to the respective obligations of FGI and the Money Market Portfolio hereunder, except as provided herein.

  13.  AMENDMENTS

       This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Rushmore Fund and FGI; provided, however, that, following the Meeting of the Money Market Portfolio Shareholders called by the Money Market Portfolio pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the FGI Shares to be issued to the Money Market Portfolio Shareholders under this Agreement to the detriment of such shareholders without their further approval.

  14.  NOTICES

       Any notice, report, statement, or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy, or certified mail addressed to the Rushmore Fund at 4922 Fairmont Avenue, Bethesda, Maryland 20814 or FGI at 4922 Fairmont Avenue, Bethesda, Maryland 20814.

  15.  HEADINGS;   COUNTERPARTS;   GOVERNING   LAW;   ASSIGNMENT;
       LIMITATION  OF LIABILITY

       15.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

       15.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

       15.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland.

       15.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or to give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

       15.5 It is expressly agreed that the obligations of the Rushmore Fund and the Money Market Portfolio hereunder shall not be binding upon any of the directors, shareholders, nominees, officers, agents, or employees of the Rushmore Fund personally, but shall bind only the corporate property of the Rushmore Fund and the Money Market Portfolio, as provided in the Articles of Incorporation of the Rushmore Fund. The execution and delivery by such officers of the Rushmore Fund shall not be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the corporate property of the Rushmore Fund and the Money Market Portfolio as provided in the Articles of Incorporation of the Rushmore Fund.

       15.6 It is expressly agreed that the obligations of FGI hereunder shall not be binding upon any of the directors, shareholders, nominees, officers, agents, or employees of FGI personally, but shall bid only the corporate property of FGI, as provided in the Articles of Incorporation of FGI. The execution and delivery by such officers of FGI shall not be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bid only the corporate property of FGI as provided in the Articles of Incorporation of FGI.

       IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or Vice
  President and its seal to be affixed hereto and attested by its Secretary or Assistant Secretary.

  Attest:                            THE RUSHMORE FUND, INC.

       [Seal]


  By:                                By:
  Title:                             Title:



  Attest:                            THE RUSHMORE FUND, INC., on
                                       behalf  of  THE   RUSHMORE
  MONEY
                                       MARKET PORTFOLIO
       [Seal]


  By:                                By:

  Title:                             Title:


  Attest:                            FUND     FOR      GOVERNMENT
  INVESTORS,
                                       INC.

       [Seal]


  By:                                By:
  Title:                             Title:

                            APPENDIX B:

                  INVESTMENT MANAGEMENT AGREEMENT
                              BETWEEN
                FUND FOR GOVERNMENT INVESTORS, INC.
                                AND
                    MONEY MANAGEMENT ASSOCIATES

                        MANAGEMENT CONTRACT

                              Between

                FUND FOR GOVERNMENT INVESTORS, INC.

                                And

                    MONEY MANAGEMENT ASSOCIATES

             AGREEMENT dated  as of the 2nd day of December, 1974

  by  and  between Fund  For  Government Investors,  Inc. (herein sometimes  called the  "FUND") and  Money Management Associates

  (herein sometimes called the "Manager").

                            WITNESSETH:

             THAT,  in  consideration  of  the  mutual  covenants

  hereinafter contained, it is agreed as follows:

             1.  THE FUND  hereby employs  the Manager to  manage

  the investment and reinvestment of  the assets of the  Fund and to administer the affairs of  the Fund, subject to  the control of the  officers and Board  of Directors of  the Fund, for  the

  period and  on the  terms  set forth  in this  Agreement.   The

  Manager hereby accepts  such employment and agrees  during such period to  render the services  and to  assume the  obligations herein set forth, for the compensation herein provided.

             2.  THE MANAGER  assumes and shall pay  or reimburse

  the  Fund  for:  (1)  all  expenses   in  connection  with  the

  management of the investment and reinvestment of the assets  of the Fund,  except  that the  Fund  assumes  and shall  pay  all broker's  commissions and issue  and transfer  taxes chargeable to the Fund in connection with securities transactions to which the Fund is a party; (2) the compensation (if any) of those directors  and officers  of the  Fund who  also serve  as directors, officers or  employees of  the Manager; and  (3) all expenses  not  hereinafter  specifically  assumed by  the  Fund where such expenses are incurred by the  Manager or by the Fund in  connection with  the administration of  the affairs  of the

  Fund.

             THE  FUND assumes  and  shall pay  or  reimburse the

  Manager  for   the  Fund's  taxes,  corporate   fees,  interest

  expenses  (if  any) and  its  allocable share  of  all charges,

  costs   and   expenses   incurred  in   connection   with:  (1)

  maintaining its offices, determining from time to time the  net assets  of the  Fund, maintaining  its books  and  records, and preparing, reproducing and  filing its tax returns  and reports

  to   governmental   agencies;  (2)   auditing   its   financial

  statements;  (3)  providing  stock  certificates   representing

  shares   of  the  Fund  and   the  services   rendered  in  the

  registration or  transfer of  such shares,  in the payment  and disbursement of  dividends and distributions  by the Fund,  and in the custody of the cash, securities and other assets of  the

  Fund;   (4)   stockholders'  and   directors'   meetings,   and

  preparation,  printing  and distribution  of  all  reports  and proxy  materials; (5) legal services  rendered to the Fund; (6)

  retaining  and  compensating  those   directors,  officers  and

  employees  of the  Fund  who do  not  also serve  as directors,

  officers  or  employees   of  the   Manager;  (7)   maintaining
  appropriate insurance coverage  for the Fund and  its directors and officers; and (8) its membership in trade associations.

             At  the request of the Fund,  the Manager shall make

  available   to  the  Fund   all  necessary  office  facilities,

  equipment  and  personnel  that  the Fund  may  require.   Such

  office  facilities,  equipment,  personnel   and  service,  the

  charges  and expenses  for which  are to  be  paid by  the Fund under the provisions of this Section 2,  may be provided for or rendered to the Fund  by the Manager and billed to  the Fund at the Manager's cost.

             3.  In   connection  with  the   management  of  the

  investment  and reinvestment  of  the assets  of the  Fund, the

  Manager  is  authorized   to  buy  and  sell   marketable  debt

  obligations of the  United States Government, its  agencies and instrumentalities and money market obligations  secured by such obligations for  the  Fund and  is  directed  to use  its  best efforts to obtain the  best available price and  most favorable execution with respect to all such transactions for the Fund.

             4.  As  compensation for the services to be rendered

  and the  charges and  expenses to  be assumed  and paid  by the

  Manager as  provided  in Section  2,  the  Fund shall  pay  the

  Manager  an  annual fee  of  one-half  of  one  percent of  the average  daily net asset value,  payable monthly on the average daily net assets of the Fund during that month.

             If in any fiscal year  the aggregate expenses of the

  Fund,    exclusive   of   taxes,    brokerage,   interest   and
  extraordinary legal  expenses,  but  including  the  management fee, exceed 1% of  the average market value  of the net  assets for  that fiscal year  of the Fund, the  Manager will refund to the Fund,  or bear, the excess expenses over 1%.  These expense reimbursements, if any, will be  estimated, reconciled and paid on a monthly basis.

             In the  event of  termination of this  contract, the

  fee shall be computed  on the basis of the period ending on the last business day on which  this contract is in  effect subject to a pro  rata adjustment based on  the number of  days elapsed in the  current fiscal  quarter as  a percentage  of the  total number of days in such quarter.

             5.  Subject to  and in accordance with the corporate

  charters  of  the   Fund  and  of  the   Manager  respectively,

  directors, officers  and agents  and stockholders  of the  Fund are  or may  be  interested in  the  Manager (or  any successor thereof)  as  directors,  officers or  partners  or  otherwise;

  directors, officers, agents and partners of  the Manager are or

  may  be  interested   in  the  Fund  as   directors,  officers,

  stockholders or  otherwise; the Manager  (or any successor)  is or may be interested in  the Fund as stockholder  or otherwise;

  and  the  effect  of  any   such  interrelationships  shall  be

  governed  by said  corporate  charters  and provisions  of  the

  Investment Company Act of 1940.

             6.  This  contract  shall continue  in  effect until

  the first meeting of the Account Owners of the Fund and if approved therein until December 1, 1976, and thereafter only so long  as such continuance  is approved at  least annually by votes of the  Fund's Board of Directors, including the votes of a  majority  of the  directors  who  are  not  parties to  such contract or interested  persons of any such party, in person at a meeting  called for the purpose of  voting such approval.  In addition  the question  of continuance  of the  contract may be presented  to stockholders  of the  Fund;  in such  event, such

  continuance  shall  be   effected  only  if  approved   by  the

  affirmative  vote  of  a majority  of  the  outstanding  voting

  securities of the  Fund voting as  a simple  class.   Provided,

  however, that (1) this contract  may at any time  be terminated without payment  of any penalty either by vote  of the Board of

  Directors  of  the  Fund  or  by  vote of  a  majority  of  the outstanding  voting  securities  of the  Fund,  on  sixty  days

  written  notice  to  the  Manager,   (2)  this  contract  shall

  automatically terminate in the event  of its assignment (within the meaning of  the Investment Company  Act of  1940), and  (3)

  this contract  may be terminated  by the Manager  on sixty days

  written notice to  the Fund.   Any notice  under this  contract

  shall be  given in writing, addressed  and delivered, or mailed post paid, to the other party at any office of such party.

             As  used in  this Section  6, the  terms "interested

  persons"  and   "vote  of   a  majority   of  the   outstanding

  securities" shall  have the  respective meanings  set forth  in

  Section  2(a)(19)  and  Section  2(a)(42)   of  the  Investment

  Company Act of 1940.

             7.  The  services  of   the  Manager  to  the   Fund

  hereunder  are  not to  be  deemed exclusive,  and  the Manager shall be free to  render similar services to others so  long as its services hereunder are not  impaired thereby.  The  Manager shall for  all purposes herein  be deemed to  be an independent contractor and  shall, unless  otherwise expressly provided  or authorized, have no  authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund.

             8.  No  provisions of this  contract shall be deemed

  to protect the  Manager against any  liability to  the Fund  or its  stockholders to  which it  might otherwise  be  subject by

  reason  of  any   willful  misfeasance,  bad  faith   or  gross

  negligence  in the  performance of its  duties or  the reckless disregard  of its  obligations under this  contract.  Nor shall any  provisions hereof  be deemed  to  protect any  director or officer of  the Fund  against any  such liability  to which  he

  might  otherwise   be  subject   by  reason   of  any   willful

  misfeasance, bad faith  or gross negligence in  the performance of his duties  or the  reckless disregard  of his  obligations.

  If  any  provision of  this  contract  shall  be  held or  made invalid by  a court  decision, statute, rule  or otherwise, the remainder of this contract shall not be affected thereby.

             IN WITNESS  WHEREOF the  parties hereto  have caused

  this contract to be  executed on the day  and year first  above written.

                                FUND  FOR  GOVERNMENT  INVESTORS,
  INC.

  WITNESS
                                By   /s/ J. Michael Farrell
                                     Secretary

  /s/  Rosemary D. Vance

                                MONEY MANAGEMENT ASSOCIATES

  WITNESS
                                By   /s/ Daniel L. O'Connor
                                     Partner

  /s/  Patricia F. Havener

                            AMENDMENT TO

                        MANAGEMENT CONTRACT

                              Between

                FUND FOR GOVERNMENT INVESTORS, INC.

                                And

                    MONEY MANAGEMENT ASSOCIATES

       Section 4.  of this Management  Contract between Fund  for
  Government Investors, Inc. and Money Management Associates dated December 2, 1974, referring to the compensation to be paid by the Fund to the Manager is amended as follows:

  Delete:    the Fund shall pay the Manager an annual fee of one-

             half of one percent  of the average daily net  asset

             value,



  Add:       The Fund shall pay the Manager an annual fee of .50%

             of the first $500 million of net assets, .45% of the

             next $250  million of net  assets, .40% of  the next

             $250  million  of net  assets, and  .35% of  the net

             assets over $1 billion,



  WITNESS                       FUND  FOR  GOVERNMENT  INVESTORS,
  INC.



  /s/ Lisa D. Kniotek           by   /s/ Richard J. Garvey
                                     Secretary


  WITNESS                       MONEY MANAGEMENT ASSOCIATES



  /s/ Glenda Cherry             by   /s/ Daniel L. O'Connor
                                     Partner

                                Date:       6-5-80

                            AMENDMENT TO

                        MANAGEMENT CONTRACT

                              Between

                FUND FOR GOVERNMENT INVESTORS, INC.

                                And

                    MONEY MANAGEMENT ASSOCIATES


       Pursuant to Section 205 of the Investment Advisers Act  of

  1940, the  following  amends  the Management  Contract  between

  Fund  for  Government  Investors,  Inc.  and  Money  Management

  Associates, dated December 2, 1974:



             Money  Management Associates  will  notify

             Fund  for  Government Investors,  Inc.  of

             any  change  in  the  membership  of  such

             partnership  within   a  reasonable   time

             after such change.


                                FUND  FOR  GOVERNMENT  INVESTORS,
  INC.
  WITNESS

                                By   /s/ Richard J. Garvey
                                     Secretary
  /s/ Michael W. Gergulis

                                MONEY MANAGEMENT ASSOCIATES

  WITNESS
                                By   /s/ Daniel L. O'Connor
                                     Partner

  /s/ Rita A. Gardner

                                Date:          6-1-76

                            APPENDIX C:

                       CURRENT PROSPECTUS OF
                FUND FOR GOVERNMENT INVESTORS, INC.,
                        DATED MARCH 30, 1995

                Fund for Government Investors, Inc.
             4922 Fairmont Avenue, Bethesda, MD  208l4
                           (800) 343-3355
                           (301) 657-1500



  Fund for Government Investors, Inc. (the Fund) is an investment company that invests in short-term marketable debt securities issued by the United States Treasury, with the sole objective of achieving current income with safety of principal.

  Investors should read this prospectus and retain it for future reference. It is designed to set forth concisely the information an investor should know before investing in the Fund. A "Statement of Additional Information" dated March 30, 1995 containing additional information about the Fund has been filed with the Securities and Exchange Commission and is incorporated herein by reference. A copy of the Statement may be obtained, without charge, by writing or telephoning the Fund.

  THE SECURITIES OF  THE FUND ARE NEITHER  INSURED NOR GUARANTEED
  BY THE U.S. GOVERNMENT AND  THERE CAN BE NO ASSURANCE  THAT THE
  FUND WILL  BE ABLE  TO MAINTAIN  A STABLE  NET  ASSET VALUE  OF
  $1.00 PER SHARE.

  The date of  this prospectus and of the Statement of Additional
  Information is March 30, 1995.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                             FEE TABLE

  The following table illustrates all expenses and fees that a shareholder of the Fund will incur:
   Shareholder Transaction Expenses

     Maximum Sales Load Imposed on Purchases,
       Including Reinvested Dividends
       (as a percentage of offering price)        -0- %
     Redemption Fees                              -0- %

     Exchange Fees                                -0- %

     Monthly Account Fee (for accounts under    $5.00
     $500)
   Annual Fund Operating Expenses
     (as a percentage of average net assets)

     Management Fees                              .50 %
       12b-1 Fees                                 -0-
       Other Expenses                             .25
       Total Fund Operating Expenses              .75 %



  Example


                                1 Year  3 Years 5 Years 10 Years
  You would pay the
  following expenses on
  a $1,000 investment, assuming
    (1) 5% annual return and
    (2) redemption at the end
        of each time period.     $ 8      $ 24   $ 42     $ 93


  The same level of expenses would be incurred if the investment were held throughout the period indicated.

  The preceding table is provided to assist the investor in understanding the various costs and expenses that the investor will incur directly or indirectly. The 5% assumed annual return is for comparison purposes only. The actual annual return may be more or less depending on market conditions. The example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. For more complete information about the various costs and expenses, see "Management of the Fund" in the prospectus and Statement of Additional Information.


                        Fund for Government Investors, Inc.
                                FINANCIAL HIGHLIGHTS
                                      Audited



                                                  1994       1993        1992

   Per share Operating Performance:
       Net Asset Value - Beginning of Year   $   1.00   $   1.00   $    1.00

   Net Investment Income                        0.033      0.023       0.030
   Net Realized and Unrealized Gains
       on Securities                               --         --          --

   Net Increase in Net Assset Value
       Resulting from Operations                0.033      0.023       0.030
   Dividends to Shareholders                   (0.033)    (0.023)     (0.030)
   Distributions to Shareholders from Net
       Realized Capital Gains                      --          --         --
   Net Increase in Net Asset Value               0.00       0.00        0.00

   Net Assets Value - End of Year            $   1.00   $   1.00   $    1.00
   Total Investment Return                       3.38%      2.37%       3.02%

   Ratios to Average Net Assets:
       Expenses                                  0.75%      0.75%       0.71%
       Net Investment Income                     3.31%      2.32%       3.00%

   Supplementary Data:
       Portfolio Turnover Rate                     --         --          --
       Number of Shares Outstanding at End
       of Year (000's omitted)                524,154    600,766     751,925

























                                                  1991       1990        1989

   Per share Operating Performance:
       Net Asset Value - Beginning of Year   $   1.00   $   1.00   $    1.00

   Net Investment Income                        0.053      0.071       0.082
   Net Realized and Unrealized Gains
       on Securities                               --         --          --

   Net Increase in Net Assset Value
       Resulting from Operations                0.053      0.071       0.082
   Dividends to Shareholders                   (0.053)    (0.071)     (0.082)
   Distributions to Shareholders from Net
       Realized Capital Gains                      --         --          --
   Net Increase in Net Asset Value               0.00       0.00        0.00

   Net Assets Value - End of Year            $   1.00   $   1.00   $    1.00
   Total Investment Return                       5.38%      7.38%       8.51%

   Ratios to Average Net Assets:
       Expenses                                  0.69%      0.71%       0.72%
       Net Investment Income                     5.29%      7.13%       8.19%

   Supplementary Data:
       Portfolio Turnover Rate                     --         --          --
       Number of Shares Outstanding at End
       of Year (000's omitted)                796,655    857,418     704,479






























                                             1988     1987     1986      1985

   Per share Operating Performance:
       Net Asset Value - Beginning
         of Year                         $  1.00  $  1.00   $ 1.00   $  1.00

   Net Investment Income                   0.064    0.057    0.058     0.074
   Net Realized and Unrealized Gains
       on Securities                          --       --       --        --

   Net Increase in Net Assset Value
       Resulting from Operations           0.064    0.057    0.058     0.074
   Dividends to Shareholders              (0.064)  (0.057)  (0.058)   (0.074)
   Distributions to Shareholders from
       Net Realized Capital Gains             --       --       --        --
   Net Increase in Net Asset Value          0.00     0.00     0.00      0.00

   Net Assets Value - End of Year        $  1.00  $  1.00   $ 1.00   $  1.00
   Total Investment Return                  6.66%    5.81%    5.97%     7.65%

   Ratios to Average Net Assets:
       Expenses                             0.73%    0.72%    0.73%     0.70%
       Net Investment Income                6.44%    5.66%    5.81%     7.40%

   Supplementary Data:
       Portfolio Turnover Rate                --       --       --        --
       Number of Shares Outstanding at
       End of Year (000's omitted)        634,723  695,554  686,195  791,706




  The auditors report is incorporated by reference in the registration statement. The auditors report and further information about the performance of the Fund are contained in the annual report to shareholders which may be obtained without charge by calling or writing the Fund.

  PERFORMANCE DATA

  From time to time the Fund advertises its "yield" and "effective yield". Both yield figures are based on historical earnings and are not intended to indicate future performance. The yield of the Fund refers to the income generated by an investment in the Fund over a seven-day period (which period will be stated in the advertisement). This income is then "annualized". That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly, but, when annualized, the income earned by the investment in the Fund is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Comparative performance and relative ranking information may be used from time to time in advertising or marketing the Fund s shares, including data from Lipper Analytical Services, Inc., Donoghue s Money Fund Report and other industry publications.

  For the  seven day period  ended December 31,  1994, the Fund s
  annualized  average yield  was  4.71%.   The  effective  annual
  yield was 4.82%.

  INVESTMENT OBJECTIVE AND POLICIES

  The sole objective of the Fund is to achieve current income with safety of principal. Although there is no assurance that this objective will be achieved, the Fund will pursue this objective by investing exclusively in marketable debt securities issued by the United States Treasury.

  The Fund will invest in short-term United States Government securities, consisting of U.S. Treasury bills, U.S. Treasury notes and U.S. Treasury bonds that mature within one year. All securities purchased by the Fund are held by the Fund's custodian bank, Rushmore Trust and Savings, FSB (the "Custodian"). U.S. Treasury securities are backed by the full faith and credit of the United States Government.

  The Fund may not borrow money, except that as a temporary measure the Fund may borrow money to facilitate redemptions. Such a borrowing may be in an amount not to exceed 30% of the Fund's total assets, taken at current value before such borrowing. The Fund may borrow only to accommodate requests for redemption of shares of the Fund while effecting an orderly liquidation of portfolio securities.

  The investment objective and the investment policies of the Fund may not be changed without the approval of a majority of the shareholders, as defined in the Investment Company Act of 1940.

  DIVIDENDS

  The Fund distributes all of its net income on a daily basis. Dividends are declared on each day that the Fund is open for business. Investors receive dividends in the form of additional shares unless they elect to receive cash. Payment is made in additional shares at the net asset value on the payable date or in cash, on a monthly basis. To change the method of receiving dividends, investors must notify the Fund in writing at least one week before payment is to be made.

  Net income of the Fund shall consist of all interest income accrued and discount earned, plus or minus any realized gains or losses, less estimated expenses of the Fund. The Fund does not expect to realize any long-term capital gains.

  NET ASSET VALUE

  The Fund's net asset value per share will be determined as of 12:00 noon, Eastern time, on days when the Custodian Bank is open for business. The net asset value per share is determined by adding the appraised value of all securities and all other assets, deducting liabilities and dividing by the number of shares outstanding. The value of the Fund's portfolio of securities is determined on the basis of fair value as determined in good faith by the Fund's Directors. In determining fair value, the Fund uses the amortized cost method of valuing the securities in its portfolio pursuant to an exemption granted to it by the Securities and Exchange Commission on August 8, 1979.

  INVESTORS  ACCOUNTS

  The Fund maintains an account for each investor in full and fractional shares. Statements of account will be sent monthly showing the beginning balance, detail transactions for the month and the ending balance. Confirmations of individual transactions will not be sent.

  The Fund reserves the right to reject any purchase order. All accounts will be held in book entry form. No certificates for shares will be issued.

  LOW BALANCE ACCOUNT FEE

  In addition to charges described elsewhere in this prospectus, the Fund may impose a charge of $5 per month for any account whose month-end balance is below $500. The fee will continue to be imposed during the months when the account balance remains below $500. The fee will be imposed on the last business day of the month. This fee will be paid to Rushmore Trust and Savings, FSB. The fee will not be imposed on tax-sheltered retirement plans or accounts established under the Uniform Gifts or Transfers to Minors Act. Because of the administrative expense of handling small accounts, the Fund reserves the right to involuntarily redeem an investor's account which falls below $500 due to redemptions or exchanges after providing 60 days written notice.

  TAXES

  The Fund intends  to qualify as a  regulated investment company
  under Subchapter  M of the  Internal Revenue Code.   Because of
  this qualification, the Fund will not be liable for Federal income taxes to the extent its earnings are distributed.

  Dividends derived from interest and dividends received by the Fund, together with distributions of any short-term capital gains, are taxable as ordinary income whether or not reinvested. Statements as to the Federal tax status of shareholders' dividends and distributions will be mailed annually. Shareholders should consult their tax advisers concerning the tax status of the Fund's dividends in their own states and localities.

  Shareholders are required by law to certify that their tax identification number is correct and that they are not subject to back-up withholding. In the absence of this certification, the Fund is required to withhold taxes at the rate of 20% on dividends, capital gains distributions and redemptions. Shareholders who are non-resident aliens may be subject to a withholding tax on dividends earned.

  HOW TO INVEST IN THE FUND

  Shares of the Fund are offered for sale continuously by the Fund. There is no sales charge. The minimum initial investment is $2,500. Retirement accounts may be opened with a $500 minimum investment. There is no minimum amount for subsequent investments.

  By Mail.   Fill out an application and  make a check payable to
  "Fund for Government Investors, Inc." Mail the check, and the completed application to:

            Fund for Government Investors, Inc.
            4922 Fairmont Avenue
            Bethesda, MD  208l4

  By  Bank  Wire.   Speak  to the  Branch Manager  of  your bank.
  Request a transfer of Federal funds to Rushmore Trust and Savings, FSB, instructing the bank to wire transfer the money before 12 noon, Eastern time to:

            Rushmore Trust & Savings, FSB
            Bethesda, MD
            Routing No. 0550-71084
            For Account of Fund for Government Investors
            Account No. 029385770

  AFTER  INSTRUCTING YOUR  BANK TO  TRANSFER  FEDERAL FUNDS,  YOU
  MUST TELEPHONE  THE FUND  AT 1-800-622-1386  OR (301)  657-1510
  BETWEEN 8:30 A.M. AND  NOON EASTERN TIME AND TELL US THE AMOUNT

  YOU TRANSFERRED AND  THE NAME OF THE BANK SENDING THE TRANSFER.
  YOUR BANK  MAY CHARGE A FEE  FOR SUCH SERVICES.   REMEMBER THAT
  IT IS  IMPORTANT TO COMPLETE  THE WIRE TRANSFER  BEFORE 12 NOON
  EASTERN TIME.

  Through  Brokers.     Investors  may  invest  in  the  Fund  by
  purchasing shares  through  registered  broker-dealers.    Such
  broker-dealers who process orders may charge a fee for such service.

  The Government securities market, in which the Fund buys and sells its securities, usually requires immediate settlement in Federal funds for all security transactions. Payments received by bank wire can be converted immediately into Federal funds and will begin earning dividends the same day. Payment for the purchase of Fund shares not received in the form of Federal funds will begin earning dividends the following day. Foreign checks will not be accepted. Orders received prior to 12 noon, Eastern time, will be invested in shares of the Fund at the next determined net asset value. The Fund may impose a charge of $10 for items returned for insufficient or uncollectible funds.

  HOW TO REDEEM AN INVESTMENT (WITHDRAWALS)

  An investor may withdraw all or any portion of his investment by redeeming shares on any day that the Fund is open for business at the next determined net asset value per share after receipt of the order by writing the Fund or telephoning 1-800-622-1386 or (301) 657-1510. Telephone redemption privileges may be terminated or modified by the Fund upon 60 days notice to all Shareholders of the Fund. Telephone orders for redemptions must be received by noon Eastern time to be effective that day. The privilege to initiate redemption transactions by telephone will be made available to Fund Shareholders automatically.

  Telephone redemptions will only be sent to the address of record or to bank accounts specified in the account applications. When acting on instructions believed to be genuine, the Fund will not be liable for any loss resulting from a fraudulent telephone redemption request and the investor would bear the risk of any such loss. The Fund will employ reasonable procedures to confirm that redemption instructions communicated by telephone are genuine; and if the Fund does not employ such procedures, then the Fund may be liable for any losses due to unauthorized or fraudulent instructions. The Fund follows specific procedures for transactions initiated by telephone, including among others requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation not later than five business days after such transactions, and/or tape recording of telephone transactions.

  The proceeds of redemptions will be sent directly to the investor's address of record. If the investor requests payment of redemptions to a third party or to a location other than his address of record listed on the account application, the request must be in writing and the investor's signature must be guaranteed by an eligible institution. Eligible institutions generally include banking institutions, securities exchanges, associations, agencies or broker/dealers, and "STAMP" program participants. There are no fees charged for redemptions.

  Normally, the Fund will make payment for all shares redeemed within one business day. However, withdrawal requests upon investments that have been made by check may be delayed up to ten business days following such investment or until the check clears, whichever occurs first. This delay is necessary to assure the Fund that investments made by check are good funds. The proceeds of the redemption will be forwarded promptly upon confirmation of receipt of good funds.

  The right of redemption may be suspended, or the date of payment postponed during the following periods: (a) periods during which the New York Stock Exchange is closed (other than customary weekend or holiday closings); (b) periods when trading on the Exchange is restricted, or an emergency exists, as determined by the Securities and Exchange Commission, so that disposal of the Fund s investments for determination of net asset value is not reasonably practicable; or (c) for such other periods as the Commission, by order, may permit for protection of the Fund s investors.

  To provide the utmost liquidity for investors' money, there are four forms of redemption:

  Bank Wire  Transfers.   When the  amount to  be redeemed is  at
  least $5,000, the Fund, upon telephone instructions, will automatically wire transfer the amount to the investor's commercial bank or brokerage account specified in the account application. The Fund will also accept written instructions for wire transfers of funds.

  Check Transfers. For amounts less than $5,000, investors utilizing certain Washington, D.C. banks may have checks deposited directly into their account. For redemptions by investors utilizing banks in other states, including Virginia and Maryland, checks will be delivered by mail.

  Draft Checks. Investors may elect to redeem shares by draft check (minimum check - $250) made payable to the order of any person or institution. Upon the Fund's receipt of a completed signature card, investors will be supplied with draft checks which are drawn on the Fund's account and are paid through Rushmore Trust and Savings, FSB. The Fund reserves the right to change or suspend the checking service and to charge for the reorder of draft checks. These draft checks cannot be certified, nor can these checks be negotiated for cash at Rushmore Trust and Savings, FSB. There will be a $10 charge for each stop payment request on the draft checks. Investors will be subject to the same rules and regulations that the bank applies to checking accounts. Investors' accounts may not be closed by draft check.

  Exchanges. Shares of the Fund may be exchanged for shares of Fund for Tax-Free Investors, Inc., The Rushmore Fund, Inc., the American Gas Index Fund, Inc., or the Cappiello-Rushmore Trust on the basis of the respective net asset values of the shares involved, provided such exchange is permitted under the applicable laws of the state of the investor's residence. Shareholders contemplating such an exchange should obtain and review the prospectuses of those funds. Exchanges may be made by telephone or letter. Written requests should be sent to Fund for Government Investors, Inc., 4922 Fairmont Avenue, Bethesda, Maryland 20814 and be signed by the record owner or owners. Telephone exchange requests may be made by telephoning the Fund at 1-800-622-1386 or (301) 657-1510. To implement an exchange, shareholders should provide the following information: account registration including address and number, taxpayer identification number, number, percentage or dollar value of shares to be redeemed, name and account number of the portfolio to which the investment is to be transferred. Exchanges may be made only if they are between identically registered accounts. Telephone exchange privileges may be terminated or modified by the Fund upon 60 days notice to all shareholders of the Fund.

  TAX-SHELTERED RETIREMENT PLANS

  Tax-Sheltered Retirement Plans of the following types are available to investors:

            Individual Retirement Accounts (IRAs)
            Keogh Accounts - Defined Contribution
              Plan (Profit Sharing Plan)
            Keogh Accounts - Money Purchase Plan
              (Pension Plan)
            401(k) Plans
            403(b) Plans

  Additional  information   regarding  these   accounts  may   be
  obtained by contacting the Fund.

  MANAGEMENT OF THE FUND

  Officers and Directors. The Fund has a Board of Directors which is responsible for the general supervision of the Fund s business. The day-to-day operations of the Fund are the responsibility of the Fund's officers. A complete list of the Fund's directors and officers is provided in the Statement of Additional Information.

  Investment Adviser and Administrative Servicing Agent. The Fund is provided investment advisory and management services by Money Management Associates ("the Adviser"), 4922 Fairmont Avenue, Bethesda, Maryland 20814. The Adviser is a limited partnership which was formed under the laws of the District of Columbia on August 15, 1974. Its primary business since inception has been to serve as the investment adviser of the Fund. Daniel L. O'Connor is the sole general partner of the Adviser, and, as such, exercises control of the Adviser. Money Management Associates provides investment advice and management to other mutual funds including The Rushmore Fund, Inc., Fund for Tax-Free Investors, Inc., and the American Gas Index Fund, Inc. Net assets under management currently approximate $1 billion.

  Under an agreement with the Adviser, the Fund pays a fee at an annual rate based on the size of the Fund s net assets as follows:

            .50% of the first $500 million;
            .45% of the next $250 million;
            .40% of the next $250 million;
            .35% of the net assets over $1 billion.

  For the year ended December 31, 1994, the Fund paid the Adviser investment advisory fees of .50% (50/100 of 1%) of average daily net assets.

  Effective September 1, 1993, the Board of Directors approved an arrangement whereby Rushmore Trust and Savings, FSB, 4922 Fairmont Avenue, Bethesda, Maryland 20814, provides the Fund with shareholder servicing, transfer agent, dividend-disbursing agent, custodian and administrative services. The Fund pays an annual fee of .25% (25/100 of 1%) of average daily net assets for these services.

  ORGANIZATION AND DESCRIPTION OF COMMON STOCK

  The Fund is a no-load, open-end diversified investment company. The Fund was incorporated in Maryland on October 30, 1974 and has a present authorized capital of three billion shares of $.001 par value common stock. All shares are of the same class and are freely transferrable. Shares have equal voting rights, and no preferences to conversion, exchange, dividends, retirement or any other feature. These shares have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Directors can elect 100% of the Directors, if they choose to do so. In such event, the holders of the remaining shares voting (less than 50%) will be unable to elect any Directors.

  Under Maryland Corporate law, a registered investment company is not required to hold an annual shareholders meeting if the Investment Company Act of 1940 does not require a meeting. The Act does require a meeting if the following actions are necessary: ratification of the selection of independent public accountants, approval of the investment advisory agreement, election of the board of directors or approval of the appointment of directors to board vacancies when such vacancies cause less than two-thirds of the board to have been elected.

  Under the Investment Company Act of 1940, Shareholders have the right to remove directors and, if holders of 10% of the outstanding shares request in writing, a shareholder's meeting must be called.

  Shareholders  having  inquiries about  the Fund s  organization or  operation  should  contact the  Fund  in  writing  at  4922
  Fairmont Avenue, Bethesda, MD   20814 or by telephone  at (301)
  657-1500 or (800) 343-3355.

                              CONTENTS

                                                             Page

  Fee Table . . . . . . . . . . . . . . . . . . . . . . . . .   2

  Financial Highlights  . . . . . . . . . . . . . . . . . . .   3

  Performance Data  . . . . . . . . . . . . . . . . . . . . .   4

  Investment Objective and Policies . . . . . . . . . . . . .   4

  Dividends . . . . . . . . . . . . . . . . . . . . . . . . .   4

  Net Asset Value . . . . . . . . . . . . . . . . . . . . . .   5

  Investors' Accounts . . . . . . . . . . . . . . . . . . . .   5

  Low Balance Account Fee . . . . . . . . . . . . . . . . . .   5

  Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . .   5

  How to Invest in the Fund . . . . . . . . . . . . . . . . .   6

  How to Redeem an Investment
    (Withdrawals) . . . . . . . . . . . . . . . . . . . . . .   6

  Tax-Sheltered Retirement Plans  . . . . . . . . . . . . . .   8

  Management of the Fund  . . . . . . . . . . . . . . . . . .   8

  Organization and Description of
    Common Stock  . . . . . . . . . . . . . . . . . . . . . .   9

                                                             FUND
                                                              FOR
                                                       GOVERNMENT
                                                        INVESTORS
                                                       PROSPECTUS
                                                   March 30, 1995

                            APPENDIX D:

                       CURRENT PROSPECTUS OF
                THE RUSHMORE MONEY MARKET PORTFOLIO,
                       DATED JANUARY 1, 1996

                      THE RUSHMORE FUND, INC.
                        4922 Fairmont Avenue
                     Bethesda, Maryland  20814
                           (800) 343-3355
                           (301) 657-1500

                  RUSHMORE MONEY MARKET PORTFOLIO

                 INVESTMENT OBJECTIVES AND POLICIES

  The Rushmore  Money Market Portfolio  (the "Portfolio") is  one
  of a series of portfolios in The Rushmore Fund, Inc. (the "Fund"), an open-end management investment company. The objective of the Portfolio is to provide investors with maximum current income to the extent that such investment is consistent with safety of principal. To attain this investment objective, the Portfolio will invest in U.S. Government and agency securities, bank money market instruments, and commercial paper.

  The shares offered by this Prospectus are not deposits or obligations of any bank, are not endorsed or guaranteed by any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other governmental agency.

                       ADDITIONAL INFORMATION

  Investors should read this prospectus and retain it for future reference. It is designed to set forth concisely the information an investor should know before investing in the Fund. A Statement of Additional Information dated January 1, 1996 containing additional information about the Fund has been filed with the Securities and Exchange Commission and is incorporated herein by reference. A copy of the Statement may be obtained, without charge, by writing or telephoning the Fund.

  The  securities  of  the  Portfolio  are  neither  insured  nor
  guaranteed  by  the  U.S.  Government  and  there   can  be  no
  assurance that the Portfolio will be able to maintain a stable net asset value of $1.00 per share.

  The date of this Prospectus is January 1, 1996.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FEE TABLE


  The following table illustrates all expenses and fees that a shareholder of the Portfolio will incur:

  SHAREHOLDER TRANSACTION EXPENSES

       Sales Load Imposed on Purchases  . . . . . . . . . .  None
       Sales Load Imposed on Reinvested Dividends . . . . .  None
       Deferred Sales Load  . . . . . . . . . . . . . . . .  None
       Redemption Fees  . . . . . . . . . . . . . . . . . .  None
       Exchange Fees  . . . . . . . . . . . . . . . . . . .  None
       Monthly Account Fee (for accounts under $500)* . .   $5.00

  ANNUAL FUND OPERATING EXPENSES
       (as a percentage of average net assets)

       Management Fees. . . . . . . . . . . . . . . . .    0.50%
       12b-1 Fees . . . . . . . . . . . . . . . . . . .    None
       Other Expenses . . . . . . . . . . . . . . . . .    0.25%
       Total Fund Operating Expenses  . . . . . . . . .    0.75%

  * A charge of $5 per month may be imposed on any account whose average daily balance for the month falls below
       $500 due to redemptions.  See "Transaction Charges."


  EXAMPLE

  You would pay the following expenses on a $1,000 investment assuming (1) 5% annual return and (2) redemption at the end of each time period:



               1 YEAR     3 YEARS    5 YEARS    10 YEARS

                 $8         $25        $43         $95


  The same level of expenses would be incurred if the investment were held throughout the period indicated.



  The purpose of this table is to assist the investor in understanding the various expenses that an investor in the Portfolio will bear directly or indirectly. The five percent assumed annual return is for comparison purposes only. The actual return may be more or less depending on market conditions. The example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. For more complete information about the various costs and expenses, see
  "Management of the Fund" in this Prospectus and Statement of Additional Information.

                              THE RUSHMORE FUND, INC.
                                Financial Highlights
                          Rushmore Money Market Portfolio

                                  For the Year Ended August 31,

                                     1995     1994         1993

   Per Share Operating
   Performance:
     Net Asset Value - Beginning
     of Year . . . . . . . . .     $1.00       $1.00      $1.00

Net Investment Income. . . . . . . . . . .0.049 0.027     0.024
     Net Realized and Unrealized
     Gains (Losses)
       on Securities . . . . .        --          --         --

     Net Increase in Net Asset
     Value
       Resulting from Operations   0.049       0.027      0.024
     Dividends to Shareholders    (0.049)     (0.027)    (0.024)
     Distributions to
     Shareholders from Net
     Realized
       Capital Gains . . . . .       --          --          --
     Net Increase (Decrease) in
     Net Asset Value . . . . .
                                    0.00        0.00       0.00
Net Asset Value - End of Year. . . . . . . . . . . $1.00  $1.00   $1.00

   Total Investment Return . .      5.03%       2.88%      2.43%

   Ratios to Average Net
   Assets:
   Expenses  . . . . . . . . .
                                    0.75%       0.75%      0.78%
   Net Investment Income . . .      4.92%       2.73%      2.40%

   Supplementary Data:
     Portfolio Turnover Rate .
                                       --         --         -- Number of Shares
     Outstanding at End of Year
       (000s omitted)  . . . .
                                   21,985     22,261     56,759

                              THE RUSHMORE FUND, INC.
                                Financial Highlights

                          Rushmore Money Market Portfolio
                                      Audited



                                  1992      1991       1990

   Per Share Operating
                                   Performance:
     Net Asset Value - Beginning
                                    $1.00    $1.00      $1.00 of Year. . . . . . . . .

     Net Investment Income . .      0.037    0.061      0.076
     Net Realized and Unrealized
     Gains (Losses)
       on Securities . . . . .         --       --         --

     Net Increase in Net Asset
     Value
       Resulting from Operations
     Dividends to Shareholders      0.037    0.061      0.076
     Distributions to              (0.037)  (0.061)    (0.076)
     Shareholders from Net
     Realized
       Capital Gains . . . . .         --        --        --
     Net Increase (Decrease) in
     Net Asset Value . . . . .
                                     0.00      0.00      0.00
     Net Asset Value - End of
     Year  . . . . . . . . . .
                                    $1.00     $1.00     $1.00

   Total Investment Return . .       3.71%     6.33%     7.92%
   Ratios to Average Net
   Assets:
     Expenses  . . . . . . . .      0.80%      0.79%     0.80%
     Net Investment Income . .      3.71%      6.14%     7.62%

   Supplementary Data:
     Portfolio Turnover Rate .        --         --        --
     Number of Shares
     Outstanding at End of Year
       (000's omitted) . . . .    98,606    115,539    140,718


                              THE RUSHMORE FUND, INC.
                                Financial Highlights

                          Rushmore Money Market Portfolio
                                      Audited




                                      1989     1988        1987    1986*

   Per Share Operating Performance:
     Net Asset Value - Beginning of
     Year  . . . . . . . . . . . .
                                       $1.00    $1.00     $1.00    $1.00
     Net Investment Income . . . .     0.084    0.065     0.063    0.041
     Net Realized and Unrealized
     Gains (Losses)
       on Securities . . . . . . .        --       --        --       --

     Net Increase in Net Asset Value
       Resulting from Operations .     0.084    0.065     0.063    0.041
     Dividends to Shareholders . .    (0.084)  (0.065)   (0.063)  (0.041)
     Distributions to Shareholders
     from Net Realized
       Capital Gains . . . . . . .        --        --       --       --


     Net Increase (Decrease) in Net
     Asset Value . . . . . . . . .      0.00      0.00     0.00     0.00


     Net Asset Value - End of Year
                                       $1.00     $1.00    $1.00    $1.00


   Total Investment Return . . . .      8.64%    6.47%     5.59%    4.40%

   Ratios to Average Net Assets:
     Expenses  . . . . . . . . . .
     Net Investment Income . . . .      0.80%    0.82%     0.76%    1.00%
                                        8.35%    6.37%     6.33%    5.88%
   Supplementary Data:
     Portfolio Turnover Rate . . .        --       --        --       --
     Number of Shares Outstanding at
     End of Year
     (000's omitted) . . . . . . .    84,549   54,789    10,465    1,027

  *From inception December 18, 1985.

  The above financial highlights relating to the Portfolio, for the periods identified, have been audited by Deloitte & Touche
   LLP,  independent certified  public  accountants,  whose report
  thereon  appears   in  the   Fund's  1995   Annual  Report   to
  Shareholders for the Rushmore Money Market Portfolio and is incorporated by reference in the Statement of Additional
  Information.   This information  should be read  in conjunction
  with  the  financial  statements  and   related  notes  thereto
  included in  the Statement of Additional  Information.   A copy
  of the Fund's 1995 Annual Report to Shareholders for the Rushmore Money Market Portfolio, and further information about the performance of the Portfolio, may be obtained, without charge, by contacting the Fund at 4922 Fairmont Avenue, Bethesda, Maryland 20814, or by telephoning the Fund at (800) 343-3355 or (301) 657-1500.



  PERFORMANCE DATA

  From time to time the Portfolio advertises its "yield" and "effective yield". Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Portfolio refers to the income generated by an investment in the Portfolio over a seven-day period (which period will be stated in the advertisement). This income is then "annualized". That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Portfolio is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment.


  For  the  seven  day  period  ended  August     31,  1995,  the
  Portfolio's annualized  yield was 5.14%.   The  effective yield
  was 5.27%.


  INVESTMENT OBJECTIVE AND POLICIES


  General

  The investment objective of the Rushmore Money Market Portfolio is to provide investors with maximum current income to the extent that such investment is consistent with safety of principal. To attain this investment objective, the Portfolio will invest in U.S. Government and agency securities, bank money market instruments, and commercial paper.

  The Portfolio will limit its investments to those securities that at the time of acquisition are "Eligible Securities." An "Eligible Security" is one that is in one of the two highest rating categories for short-term debt obligations given by the Nationally Recognized Statistical Rating Organizations ("NRSRO"). In addition, the Portfolio will invest at least 95% of its total assets in instruments that receive the highest NRSRO rating and not more than 5% of its total assets in the securities of any single issuer. Up to 5% of the Portfolio's total assets may be invested in securities that receive the second highest NRSRO rating, however, not more than the greater of 1 % of total assets or $1 million may be invested in securities of any single issuer of such second rated securities.


  The Portfolio may also invest in short-term United States Government securities, consisting primarily of Treasury Bills, short-term notes of the Federal National Mortgage Association, Federal Home Loan Banks and the Federal Farm Credit Agencies. In addition, the Portfolio will invest in bonds, debentures and notes of these issuers and other Federal agencies and instrumentalities that mature within 397 calendar days.

  All of the Portfolio's assets will consist of securities maturing within 397 calendar days of purchase, and the dollar weighted average maturity of the Portfolio will not exceed 90 days. The Portfolio will value its investment securities at amortized cost and will seek to maintain a constant net asset value of $1.00 per share.

  Specialized Investment Practices and Risks


  Repurchase Agreements and Federal Agency Securities

  In order to effectively utilize cash reserves kept for liquidity, the Portfolio may invest in repurchase agreements secured by securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities and in securities and certificates evidencing ownership of future interest and principal payments on the above securities. A repurchase agreement arises when a buyer purchases a security and simultaneously agrees to sell it to the seller at an agreed upon future date, normally one day or a few days later.

  The resale price is greater than the purchase price, reflecting an agreed upon market rate. A Portfolio may enter into repurchase agreements only with member banks of the Federal Reserve system or primary dealers of U.S. Government securities. In the event of a default or bankruptcy by the seller, the Portfolio will liquidate those securities held under repurchase agreements. However, liquidation of the securities could involve costs or delays and, to the extent proceeds from their sale were less than the agreed upon repurchase price, the Portfolio could suffer a loss.

  While U.S. Treasury securities and those of the Government National Mortgage Association and the Small Business Administration are backed by the full faith and credit of the United States, other Federal agency securities such as the Federal Home Loan Banks and the Federal National Mortgage Association are not guaranteed by the U.S. Treasury. These Federal agency securities are supported by the ability to borrow from the U. S. Treasury or by the credit of the agency itself.


  Lending of Securities

  The Portfolio may lend its securities to National Association of Securities Dealers, Inc. (the "NASD") registered broker-dealers and Federal Reserve member banks for the purpose of earning additional income. Such loans will be pursuant to agreements requiring the broker-dealer or bank to fully and continuously secure the loan by cash or other securities in which the Portfolio may invest equal to the market value of the securities loan. The Portfolio receives compensation for lending its securities in the form of fees.

  The Portfolio will enter into securities lending and repurchase transactions only with parties who meet credit worthiness standards approved by the Fund's Board of Directors. In the event of a default or bankruptcy by a seller or borrower, the Portfolio will promptly liquidate collateral. However, the exercise of the Portfolio's right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale of collateral on a default of the seller or borrower were less than the seller's or borrower's obligation, the Portfolio could suffer a loss.


  Borrowings

  The Portfolio may not borrow money except as a temporary measure to facilitate redemptions. Such a borrowing may not exceed 30% of the Portfolio's total assets, taken at current net asset value before any borrowing. The Portfolio may not purchase securities if a borrowing is outstanding.

  HOW TO INVEST IN THE PORTFOLIO

  The minimum initial investment is $2,500 which may be divided between the Rushmore Money Market Portfolio and the Rushmore U.S. Government Bond Portfolio. Retirement accounts may be opened with a $500 minimum investment. The shares of the Portfolio are offered at the daily public offering price which is the net asset value per share (See "Net Asset Value") next computed after receipt of your order. There is no minimum amount for subsequent investments.


  Investments in the Portfolio can be made directly with the Fund or through securities dealers who have the responsibility to transmit orders promptly and may charge a processing fee. The Fund reserves the right to reject any purchase order. All accounts will be held in book entry form. No certificates for shares will be issued.

  By Mail:   Fill out an application and  make a check payable to
  "The Rushmore  Fund,  Inc."   Mail  the  check along  with  the
  application, to:

     The Rushmore Fund, Inc.

     4922 Fairmont Avenue
     Bethesda, Maryland  20814

  Purchases by  check  will normally  be credited  to an  account
  within one  business day  after  receipt of  payment.   Foreign
  checks will not be accepted.


  By Bank Wire:  Request a wire transfer to:

     Rushmore Trust and Savings, FSB

     Bethesda, Maryland
     Routing Number 0550-71084
     For Account of The Rushmore Fund, Inc.
     Account Number 029385-770


  AFTER INSTRUCTING YOUR BANK TO TRANSFER MONEY BY WIRE, YOU MUST TELEPHONE THE FUND AT (800) 622-1386 OR (301) 657-1510
  BETWEEN 8:30  AM AND  12 NOON,  EASTERN TIME  AND  TELL US  THE
  AMOUNT YOU TRANSFERRED AND THE NAME OF THE BANK SENDING THE TRANSFER. YOUR BANK MAY CHARGE A FEE FOR SUCH SERVICES. IF THE PURCHASE IS CANCELLED BECAUSE YOUR WIRE TRANSFER IS NOT RECEIVED, YOU MAY BE LIABLE FOR ANY LOSS THE FUND MAY INCUR.

  HOW TO REDEEM AN INVESTMENT (WITHDRAWALS)

  On any day the Portfolio is open for business, an investor may withdraw all or any portion of his investment by redeeming shares at the next determined net asset value per share after receipt of the order by writing the Fund or telephoning (800) 622-1386 or (301) 657-1510. Telephone redemption privileges may be terminated or modified by the Fund upon 60 days notice to all shareholders of the Fund. Telephone orders for redemptions in the Rushmore Money Market Portfolio must be received by 12 Noon, Eastern time to be effective that day. The privilege to initiate redemption transactions by telephone will be made available to Fund shareholders automatically.


  Telephone redemptions will only be sent to the address of record or to bank accounts specified in the account application. When acting on instructions believed to be genuine, the Fund will not be liable for any loss resulting from a fraudulent telephone redemption request and the investor would bear the risk of any such loss.

  The Fund will employ reasonable procedures to confirm that redemption instructions communicated by telephone are genuine; and if the Fund does not employ such procedures, then the Fund may be liable for any losses due to unauthorized or fraudulent instructions. The Fund follows specific procedures for transactions initiated by telephone, including among others, requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation not later than five business days after such transactions, and/or tape recording of telephone transactions.

  The proceeds of redemptions will be sent directly to the investor's address of record. If the investor requests payment of redemptions to a third party or to a location other than his address of record listed on the account application, the request must be in writing and the investor's signature must be guaranteed by an eligible institution. Eligible institutions generally include banking institutions, securities exchanges, associations, agencies or broker/dealers, and ''STAMP'' program participants. There are no fees charged for redemptions.


  The Fund will redeem its shares at a redemption price equal to their net asset value as next computed following the receipt of a request for redemption. There is no redemption charge. For investments that have been made by check, payment on withdrawal requests may be delayed for up to ten business days or until the check clears, whichever occurs first. This delay is necessary to assure the Fund that investments made by checks are good funds. The proceeds of the redemption will be forwarded promptly upon confirmation of receipt of good funds.

  The right of redemption may also be suspended, or the date of payment postponed, (a) for any period during which the New York Stock Exchange ("NYSE") is closed (other than customary weekend or holiday closings); or (b) when trading on the NYSE is restricted, or an emergency exists, as determined by the Securities and Exchange Commission, so that disposal of the Fund's investments for determination of net asset value is not reasonably practicable; or (c) for such other periods as the Commission, by order, may permit for protection of the Fund's investors. Investors should also be aware that telephone redemptions or exchanges may be difficult to implement in a timely manner during periods of drastic economic or market changes. If such conditions occur, redemption or exchange orders can be made by mail. Because of the administrative expense of handling small accounts, the Fund reserves the right to involuntarily redeem an investor's account which falls below $500 in total value in all portfolios of the Fund due to redemptions or exchanges after providing 60 days written notice.


  EXCHANGES

  The Fund is composed of three separate portfolios. This Prospectus describes the features of the Rushmore Money Market Portfolio. The other portfolios of the Fund are the Rushmore Nova Portfolio and the Rushmore U.S. Government Bond Portfolio, however, shares of the Rushmore Nova Portfolio currently are not available or sold to the public. Investors may invest in either the Rushmore Money Market Portfolio or the Rushmore U.S. Government Portfolio, and may exchange shares in one portfolio, at no charge, for shares of the other portfolio at their relative net asset values. Shares of The Rushmore Fund, Inc. may also be exchanged for shares of Fund for Government Investors, Inc., Fund for Tax-Free Investors, Inc., American Gas Index Fund, Inc., or the Cappiello-Rushmore Trust on the basis of the respective net asset values of the shares involved. Exchanges may be made by telephone or letter. Written requests should be sent to The Rushmore Fund, Inc., 4922 Fairmont Avenue, Bethesda, Maryland 20814 and be signed by the record owner or owners. Telephone exchange requests may be made by calling the Fund at (800) 622-1386 or
  (301) 657-1510 between 8:30 A.M. and 12 Noon, Eastern time. Exchanges will be affected at the respective net asset values of the portfolios as next determined after receipt of the exchange request. To implement an exchange, shareholders should provide the following information: account registration including address and number, taxpayer identification number, number, percentage or dollar value of shares to be redeemed, name and account number of the portfolio to which the investment is to be transferred. Exchanges may be made only if they are between identically registered accounts. Shareholders contemplating such an exchange should obtain and review the prospectuses of those funds. The exchange privilege is available only in states where the exchange may legally be made. Telephone exchange privileges may be terminated or modified by the Fund upon 60 days notice to all shareholders of the Fund.


  TRANSACTION CHARGES


  In addition to charges described elsewhere in this Prospectus, the Fund may impose a charge of $5 per month for any account whose average daily balance is below $500 due to redemptions. The fee will continue to be imposed during months when the account balance remains below $500. The fee will be imposed on the last business day of the month. This fee will be paid to Rushmore Trust and Savings, FSB. The fee will not be imposed on tax-sheltered retirement plans or accounts established under the Uniform Gifts or Transfers to Minors Act. The Fund may also assess a charge of $10 for items returned for insufficient or uncollectible funds.


  TAX-SHELTERED RETIREMENT PLANS


  Tax-sheltered retirement plans of the following types will be available to investors:

     Individual Retirement Accounts (IRAs)

     Defined Contribution Plans
        (Profit-Sharing Plans)
     Money Purchase Plans (Pension Plans)
     Internal Revenue Code

        Section 401(k) Plans
     Internal Revenue Code
        Section 403(b) Plans

  Additional   information  regarding   these  accounts   may  be
  obtained by contacting the Fund.

  DIVIDENDS AND DISTRIBUTIONS

  Dividends of the Portfolio will be declared daily. Investors will receive dividends in additional shares at month end unless they elect in writing to receive cash. Dividends paid in cash to those investors so electing will be mailed on the second business day of the following month. Statements of account showing dividends paid will be sent to shareholders at least quarterly.


  Long-term capital gains, if any, will be distributed on an annual basis while short-term capital gains, if any, will be distributed quarterly.


  NET ASSET VALUE


  The net asset value of the Portfolio's shares is determined at 4:00 P.M., Eastern time each day on which the NYSE is open for business. Currently, the NYSE is closed on weekends and on the following holidays: (i) New Year's Day, President's Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day, and Christmas Day; and (ii) the preceding Friday when any of those holidays falls on a Saturday or the subsequent Monday when any one of those holidays falls on a Sunday. The net asset value per share of the Portfolio is calculated by dividing the net worth of the Portfolio by the number of shares outstanding of the Portfolio.

  The Portfolio will utilize the amortized cost method in valuing the Portfolio's portfolio securities, which method involves valuing a security at its cost adjusted by a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. The purpose of this method of calculation is to facilitate the maintenance of a constant net asset value per share of $1.00. However, there is no assurance that the $1.00 net asset value will be maintained. For further information regarding the amortized cost method for valuing the Portfolio's portfolio securities, see "Net Asset Value," in the Statement of Additional Information.


  TAXES

  The Portfolio intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code.
  Because of this qualification, the Portfolio will not be liable for Federal income taxes to the extent its earnings are distributed.

  Dividends derived from interest and dividends received by the Fund, together with distributions of any short-term capital gains, are taxable as ordinary income whether or not reinvested.
  Statements  as  to  the Federal  tax  status  of  shareholders'
  dividends and distributions will be mailed annually. Shareholders should consult their tax advisers concerning the tax status of the Fund's dividends in their own states and localities.


  Shareholders are required by law to certify that their tax identification number is correct and that they are not subject to back-up withholding. In the absence of this certification, the Fund is required to withhold taxes at the rate of 31% on dividends, capital gains distributions and redemptions. Shareholders who are non-resident aliens may be subject to a withholding tax on dividends earned.


  ORGANIZATION AND DESCRIPTION OF COMMON STOCK


  The Fund is an open-end, diversified investment company. It was incorporated in Maryland on July 24, 1985 and has a present authorized capital of 1,000,000,000 shares of $.001 par value common stock which may be issued in three separate classes: Rushmore U.S. Government Bond Portfolio, the Rushmore Nova Portfolio, and the Rushmore Money Market Portfolio.

  All shares of the Fund are freely transferable. The shares do not have preemptive rights, and none of the shares have any preference to conversion, exchange, dividends, retirements, liquidation, redemption or any other feature. Shares have equal voting rights, except that in a matter affecting only a particular Portfolio, such as a change in investment policy, only shares of that Portfolio may be entitled to vote on the matter. Because the shares have non-cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, if they choose to do so. In such event, the holders of the remaining less than 50% of the shares voting will not be able to elect any directors. Shareholder inquiries can be made by telephone ((800) 343-3355) or by mail (4922 Fairmont Avenue, Bethesda, Maryland 20814).

  Under Maryland Corporate law, a registered investment company is not required to hold an annual shareholders' meeting if the Investment Company Act of 1940 does not require a meeting. The Act does require a meeting if the following actions are necessary: ratification of the selection of independent public accountants, approval of the investment advisory agreement, election of the board of directors or approval of the appointment of directors to board vacancies when such vacancies cause less than two-thirds of the board to have been elected. Under the Investment Company Act of 1940, shareholders have the right to remove directors and, if holders of 10% of the outstanding shares request in writing, a shareholders' meeting must be called. As of the date of this Prospectus, officers and directors of the Fund, as a group, own less than 1% of the shares outstanding.


  MANAGEMENT OF THE FUND


  Investment Adviser and Administrative Servicing Agent

  The Fund is provided investment advice and management services by Money Management Associates, 1001 Grand Isle Way, Palm Beach Gardens, Florida 33418 (the "Adviser"). The Adviser provides investment advice and management to other mutual funds including Fund for Government Investors, Inc., Fund for Tax-Free Investors, Inc. and the American Gas Index Fund, Inc. As of August 31, 1995, total assets under the Adviser s management were approximately $950 million.


  Under an Agreement with the Adviser, the Portfolio pays the Adviser a fee at an annual rate based on 0.50% of the net assets of the Portfolio. The Adviser manages the investment and reinvestment of the assets of the portfolios of the Fund and administers the affairs of the Fund, subject to the control of the officers and the Board of Directors of the Fund. Investment decisions are made by committee. The
  Adviser bears all costs associated with providing these services. For the fiscal year ended August 31, 1995, the Portfolio paid the Adviser investment advisory fees of 0.50% (50/100 of 1%) of average daily net assets of the Portfolio. The Portfolio's net expenses exclusive of the investment advisory fees were 0.25% (25/100 of 1%) for the fiscal year.

  Effective September 1, 1993, the Board of Directors approved an arrangement whereby Rushmore Trust and Savings, FSB, 4922 Fairmont Avenue, Bethesda, Maryland 20814, a majority-owned subsidiary of the Adviser, provides transfer agency, dividend-disbursing and administrative services to the Fund. The

  Portfolio pays an annual fee of 0.25% (25/100 of 1%) of average daily net assets for these services.

  Officers and Directors


  The Fund has a  Board of Directors which is responsible for the
  general supervision  of the  Fund's business.   The  day-to-day
  operations of the Fund are the responsibility of the Fund's officers.

                      THE RUSHMORE FUND, INC.

                  RUSHMORE MONEY MARKET PORTFOLIO


                             PROSPECTUS

                          January 1, 1996

                         Table of Contents


                                                             Page

  Fee Table . . . . . . . . . . . . . . . . . . . . . . . . . .


  Financial Highlights  . . . . . . . . . . . . . . . . . . . .

  Performance Data  . . . . . . . . . . . . . . . . . . . . . .


  Investment Objective and Policies . . . . . . . . . . . . . .

  How to Invest in the Portfolio  . . . . . . . . . . . . . . .


  How to Redeem an Investment (Withdrawals) . . . . . . . . . .

  Exchanges . . . . . . . . . . . . . . . . . . . . . . . . . .


  Transaction Charges . . . . . . . . . . . . . . . . . . . . .

  Tax-Sheltered Retirement Plans  . . . . . . . . . . . . . . .

  Dividends and Distributions . . . . . . . . . . . . . . . . .


  Net Asset Value . . . . . . . . . . . . . . . . . . . . . . .

  Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . .


  Organization and Description of Common Stock  . . . . . . . .

  Management of the Fund  . . . . . . . . . . . . . . . . . . .

                               PART B

                FUND FOR GOVERNMENT INVESTORS, INC.
                            ____________

                        4922 Fairmont Avenue

                     Bethesda, Maryland  20814
                           (800) 343-3355

                STATEMENT OF ADDITIONAL INFORMATION


  This Statement of Additional Information is not a prospectus and should be read in conjunction with the Combined Prospectus/Proxy Statement dated March ___ 1996 (the "Combined Prospectus/Proxy Statement"), for the special meeting (the "Meeting") of the shareholders of the shares of Common Stock, $.001 par value per share, of the Rushmore Money Market Portfolio (the "Money Market Portfolio"), which Money Market Portfolio is a separate series of The Rushmore Fund, Inc. (the "Rushmore Fund"), a diversified, open-end management investment company. This Meeting is to be held on Friday, May 24, 1996.

  The Combined Prospectus/Proxy Statement describes certain transactions and other actions contemplated by the proposed reorganization of the Money Market Portfolio into Fund for Government Investors ("FGI") (the "Reorganization"). Pursuant to an Agreement and Plan of Reorganization in connection with the Reorganization (the "Reorganization Plan"), FGI would acquire all of the assets of the Money Market Portfolio in exchange solely for shares of common stock in FGI and the assumption by FGI of all the liabilities of the Money Market Portfolio.


  Pursuant to the Reorganization Plan, neither the Money Market Portfolio nor FGI will bear any costs associated with the Reorganization. As described in the Combined Prospectus/Proxy Statement, FGI has an investment objective that is virtually identical to the investment objective of the Money Market
  Portfolio and has investment policies that are comparable to the investment policies of the Money Market Portfolio. The shareholders of the Money Market Portfolio are being requested to approve the Reorganization Plan at the Meeting.

  The Combined Prospectus/Proxy Statement may be obtained free of charge by contacting Rushmore Trust and Savings, FSB ("RTS"), which provides all administrative services to both the Money Market Portfolio and FGI, at 4922 Fairmont Avenue, Bethesda, Maryland 20814, or by telephoning RTS toll-free at
  (800) 343-3355. This Statement of Additional Information contains additional and more detailed information about the operations and activities of FGI and the operations and activities of the Money Market Portfolio.

   The date of this Statement of Additional Information is March
  ___, 1996.

                STATEMENT OF ADDITIONAL INFORMATION

                         TABLE OF CONTENTS





  Current Statement of  Additional Information  for the Fund  for
  Government Investors, Inc., dated March 30, 1995


  Current Statement of  Additional Information  for the  Rushmore
  Money Market Portfolio, dated January 1, 1996

  Current Annual  Report of  the Fund  for Government  Investors,
  Inc., for the fiscal year ended December 31, 1994


  Semi-Annual Report of the Fund for Government Investors, Inc., for the six-month period ended June 30, 1995

  Current Annual Report of The Rushmore Fund, Inc., for the fiscal year ended August 31, 1995


  Pro Forma Financial Statements

            CURRENT STATEMENT OF ADDITIONAL INFORMATION
              OF FUND FOR GOVERNMENT INVESTORS, INC.,
                        DATED MARCH 30, 1995

                FUND FOR GOVERNMENT INVESTORS, INC.


          4922 Fairmont Avenue, Bethesda, Maryland  20814
                  (301) 657-1500    (800) 343-3355




                STATEMENT OF ADDITIONAL INFORMATION

  This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Fund s prospectus, dated March 30, 1995. A copy of the Prospectus may be obtained without charge by writing or telephoning the Fund.


  The date of  this Statement of Additional Information  is March
  30, 1995.

                STATEMENT OF ADDITIONAL INFORMATION

                         Table of Contents


                                                             Page

  Investment Objective and Policies . . . . . . . . . . . . .   3

  Investment Restrictions . . . . . . . . . . . . . . . . . .   3


  Management of the Fund  . . . . . . . . . . . . . . . . . .   3

  Principal Holders of Securities . . . . . . . . . . . . . .   4


  Investment Adviser and Other Services . . . . . . . . . . .   4

  Net Asset Value . . . . . . . . . . . . . . . . . . . . . .   5


  Comparative Performance Data  . . . . . . . . . . . . . . .   6

  Calculation of Yield Quotation  . . . . . . . . . . . . . .   6


  Auditors and Financial  . . . . . . . . . . . . . . . . . .   6

  INVESTMENT OBJECTIVE AND POLICIES

  The Fund may invest only in marketable debt securities of the United States Government and repurchase agreements secured by such securities. The investment objective, the investment policies, and the investment restrictions of the Fund may not be changed without the approval of a majority of the shareholders, as defined in the Investment Company Act of 1940.


  Portfolio turnover of the Fund will be high due to the short-term nature of the Fund's investments. High turnover will not adversely affect the Fund's yield because brokerage commissions are not normally paid on investments the Fund makes.

  INVESTMENT RESTRICTIONS

  As stated above, the Fund may invest only in marketable debt securities of the United States Government and repurchase agreements secured by such securities, although the Fund did not invest in repurchase agreements during 1994 and has no intentions to do so. The Fund may not invest in any other securities .


  The Fund may not borrow money, except that as a temporary measure the Fund may borrow money to facilitate redemptions. Such a borrowing may be in an amount not to exceed 30% of the Fund's total assets, taken at current value before such borrowing. The Fund may borrow only to accommodate requests for redemption of shares of the Fund while effecting an orderly liquidation of portfolio securities. Additionally, the Fund may not sell securities short, write options, underwrite securities of other issuers, purchase or sell real estate, commodities or commodity contracts, or loan money to others (except securities under repurchase agreements). The Fund may not purchase a portfolio security if a borrowing by the Fund is outstanding. No other senior securities may be issued by the Fund.

  MANAGEMENT OF THE FUND


  Directors and Officers of the Fund and Officers of the Adviser, together with information as to their principal business occupations during the past five years, are set forth below. Officers of the Fund do not receive salaries or other forms of compensation from the Fund. Outside Directors fees and expenses will be paid by the servicing agent. Outside directors were paid an annual fee of $3,000. For the year ended December 31, 1994, such fees amounted to $15,000.

  *Daniel L. O Connor,  53 - Chairman of the Board, Treasurer and
  Director of the  Fund. President, 1974  to 1981.   Partner  and
  Chief  Operating  Officer  of  the  Adviser.     Address:  4922
  Fairmont Avenue, Bethesda, Maryland 20814.


  *Richard J.  Garvey, 61 -  President and Director  of the Fund.
  Executive  Vice President, 1974 to 1981. Limited Partner of the
  Adviser.  Address:  4922 Fairmont  Avenue,  Bethesda,  Maryland
  20814.

  *William   L.  Major,  56  -   Vice  President  and  Secretary.
  Employee  of  the  Fund s  investment  adviser  since  1988,  a
  limited partner  since 1994.   Address:  4922 Fairmont  Avenue,
  Bethesda, Maryland 20814.

  +Patrick F. Noonan, 52 - Director. Chairman and Chief Executive Officer of the Conservation Fund since 1986. Vice Chairman, American Farmland Trust and Trustee, American Conservation Association since 1985. President, Conservation Resources, Inc. since 1981. Address: 11901 Glen Mill Drive, Potomac, Maryland 20854.


  Jeffrey R. Ellis,  50 - Director.  Vice President of LottoFone,
  a  telephone  lottery  system,  since  1993.    Vice  President
  Shoppers Express,  Inc.  through 1992.   Address:  5525  Dorsey
  Lane, Bethesda,  Maryland 20816.

  *Rita A.  Gardner,  51 -  Director.    Limited partner  of  the
  Adviser.   Address:  4922 Fairmont  Avenue,  Bethesda, Maryland
  20814.


  +Leo Seybold, 80  - Director. Retired.  Address:  5804 Rockmere
  Drive, Bethesda, Maryland  20816.

  +Michael  G.  Trainer,   53  -  Director.    Attorney  at  Law.
  Address: 4922 Fairmont Avenue, Bethesda, Maryland 20814.


  Martin M. O Connor, 50 - Vice President since 1974.  A  limited
  partner  of the  Adviser since  1979.   Address:  4922 Fairmont
  Avenue, Bethesda, Maryland  20814.

  John  R. Cralle,  55 -  Vice President  since 1978.   A limited
  partner  of the  Adviser  since  1979. Address:  4922  Fairmont
  Avenue, Bethesda, Maryland 20814.

  Timothy  N. Coakley,  CPA,  27  -  Controller.   Audit  Manager
  Deloitte  & Touche  LLP  until 1994.    Address: 4922  Fairmont
  Avenue, Bethesda, Maryland 20814.

  Daniel L. O Connor and Martin M. O Connor are brothers.


  *Indicates  interested  person as  defined  by  the  Investment
  Company Act of 1940.

  +Indicates Member of the Audit Committee.

  Certain Directors and  Officers of the Fund are  also Directors
  and  Officers  of  Fund  for   Tax-Free  Investors,  Inc.,  The
  Rushmore Fund, Inc., and American Gas Index Fund, Inc., other investment companies managed by the Adviser.


  PRINCIPAL HOLDERS OF SECURITIES

  On March 7, 1995, there were 575,546,098 shares of the Fund s common stock outstanding. Rushmore FSB/Trust of Bethesda, Maryland, as Custodian, held for the benefit of others 5.55% of the Fund. No other shareholder owned more than 5% of the outstanding common shares. Officers and Directors of the Fund, as a group, own less than 1% of shares outstanding.


  INVESTMENT ADVISER AND OTHER SERVICES

  The Fund is provided investment advisory and management services by Money Management Associates ("the Adviser"), 4922 Fairmont Avenue, Bethesda, Maryland 20814. The Adviser is a limited partnership which was formed under the laws of the District of Columbia on August 15, 1974. Certain Officers and Directors of the Fund are affiliated with the Adviser. Under an Agreement (the "Agreement") with the Adviser, the Fund pays a fee at an annual rate based on the size of the Fund s net assets as follows:


  .50% of the first $500 million;
  .45% of the next $250 million;
  .40% of the next $250 million;
  .35% of the net assets over $1 billion.


  Under the Agreement, the Adviser will reimburse the Fund for expenses (including management fee) but excluding interest and extraordinary legal expenses, which exceed one percent of the average daily net assets per annum.

  Normal expenses which are borne by the Fund include, but are not limited to, taxes, corporate fees, interest expenses (if any), office expenses, the costs incident to preparing reports to governmental agencies, auditing and accounting, the costs incident to providing stock certificates for shareholders, and of registering and redeeming such certificates, custodian charges, the expense of shareholders and Directors meetings, data processing, preparation, printing and distribution of all reports and proxy materials, legal services rendered to the Fund, compensation for those Directors, Officers and employees of the Fund who do not also serve as Officers or employees of the Adviser, insurance coverage for the Fund and its Directors and Officers, and its membership in trade associations. The Adviser may, from time to time, make payments to broker-dealers and others for their expenses in connection with the distribution of Fund shares. Although such payments may be based upon the number of shares distributed, it is the understanding of the Adviser that such payments will be for reimbursement and will not exceed the expenses of the recipients in arranging for and administering distribution of Fund shares. Salaries of the Directors of the Fund, who are not affiliated with the Adviser, are expenses of the Fund and are established annually by the Board of Directors. This includes a majority of those Directors who are non-interested persons of the Adviser. All fees and expenses are estimated and accrued daily. For the years: 1994, 1993 and 1992, the Adviser earned $2,754,339, $3,228,059 and $3,695,113, respectively in management fees.

  Daniel L. O Connor is the sole general partner of the Adviser and, as such, exercises control of the Adviser.


  The Agreement between the Adviser and the Fund was last renewed by the Board of Directors on October 27, 1994. The Agreement shall be renewed annually, if approved by either of two methods: (1) by the Board of Directors, including approval by a majority of the non-interested Directors by vote cast in person at a meeting called for such purpose, or (2) by a majority of those shareholders of the outstanding voting securities of the Fund.

  The Agreement may be cancelled by the Fund without penalty on sixty days' notice by the Board of Directors of the Fund or by vote of the holders of a majority of the Fund's shares. The Agreement may also be cancelled by the Adviser without penalty on sixty days' notice. The Agreement will terminate automatically in the event of its assignment.

  Under an Agreement approved by  the Board of Directors  on July
  21, 1993, and renewed on  October 27, 1994, Rushmore  Trust and

  Savings, FSB, ("RTSB"), a wholly-owned subsidiary of the Adviser, acts as the Fund's custodian, transfer agent, dividend disbursing agent and shareholder servicing agent. The Fund pays RTSB an annual fee of .25% of average daily net assets for these services. The fee will be reviewed and approved annually by the non-interested directors. The Fund is subject to the self-custodian rules of the Securities and Exchange Commission. These rules require that the custodian be subject to three securities verification examinations each year conducted by the Fund's independent accountants. Two of the examinations must be performed on an unannounced surprise basis.

  NET ASSET VALUE


  The Fund s net asset value per share will be determined as of 12:00 noon, Eastern time, on days when the Custodian Bank is open for business. The net asset value per share is determined by adding the appraised value of all securities and all other assets, deducting liabilities and dividing by the number of shares outstanding. The value of the Fund's portfolio of securities is determined on the basis of fair value as determined in good faith by the Fund's Directors. In determining fair value, the Fund uses the amortized cost method of valuing the securities in its portfolio pursuant to an exemption granted to it by the Securities and Exchange Commission on August 8, 1979. The Fund's Directors continuously review this method of valuation and recommend changes which may be necessary to assure that the portfolio instruments of the Fund are valued at their fair value. In its review, the Directors of the Fund consider the relevant factors which may affect the value of the portfolio investments, such as maturity, yield, stability, special circumstances or trading markets, and any other factors which they deem pertinent. Amortized cost is the purchase price of the security plus accumulated discount or accrued interest from the date of purchase. This method of valuation does not take into account unrealized gains or losses due to short-term market fluctuations and tends to stabilize the price of the Fund's shares. Under the exemption, the Fund will not purchase any securities with a remaining maturity of greater than 397 days, or maintain a dollar weighted average portfolio maturity in excess of 90 days. When interest rates decline, the market value of the Fund's portfolio rises; when rates rise, the market value declines. To the extent that the Fund s amortized cost valuation of its short-term securities differs from the actual liquidation value, the price at which an investor purchases or redeems will correspondingly differ from the per share liquidation value of the portfolio. Thus, when interest rates are declining and purchases of Fund shares exceed redemptions, the interest of existing investors may be diluted. When interest rates are rising and redemptions exceed share purchases, the interest of existing investors may be diluted. Declining interest rates and net redemption of Fund shares or rising interest rates and new purchases of Fund shares may enhance the interest of existing investors. When interest rates are declining, the Fund s valuation method tends to understate the percentage rate of net investment income per share. When interest rates are rising, the reverse is true. The Board of Directors of the Fund believes that the amortized cost basis offers the most consistent and conservative method of valuing short-term investments.

  COMPARATIVE PERFORMANCE DATA


  The Fund's performance may be compared in advertising to the performance of other money market and mutual funds in general or to the performance of particular types of money market
  funds, especially those  with similar objectives.   More up-to-
  date performance data may be provided as it becomes available. From time to time, the Fund may provide information concerning general economic conditions, financial trends, analysis and supply comparative performance and rankings, with respect to comparable investments for the same period, for unmanaged market indexes such as the Dow Jones Industrial Average, Standard & Poor s 500 IndexTM, Shearson Lehman Bond Indexes,
  Merrill   Lynch  Bond  Indexes,  Bond  Buyer  Index,  and  from
  recognized independent sources  such as  Donoghue s Money  Fund
  Report,  Donoghue  Money  Letter,  Bank   Rate  Monitor,  Money
  Magazine, Forbes, Lipper, Standard & Poor's Corporation, CDA Investment Technologies, Inc. ("CDA"), Wiesenberger Investment Companies Service, Mutual Fund Values, Mutual Fund Forecaster,
  Mutual  Fund  Sourcebook,  Fortune,   Business  Week,  Changing
  Times,  Wall Street  Journal, Investor's  Daily and  Schabacker
  Investment Management, Inc.   Comparisons may also  be made  to
  Consumer Price Index, rate of inflation, bank money market rates, rates of certificates of deposit, Treasury Bills and Treasury Bond rates and yields.

  CALCULATION OF YIELD QUOTATION

  The Fund s daily annualized yield is calculated by multiplying the total dollar amount of dividends declared by the Fund by 365 days and dividing the results by the net assets of the Fund. The total amount of dividends earned is equal to the earnings realized on the investment securities held by the Fund less management fees and a provision for ordinary expenses.


  AUDITORS AND FINANCIAL

  Deloitte & Touche LLP, independent certified public accountants, are the auditors of the Fund. The Fund incorporates by reference in this statement of additional information the financial statements and notes contained in its annual report to the shareholders for the year ended December 31, 1994.

            CURRENT STATEMENT OF ADDITIONAL INFORMATION
              OF THE RUSHMORE MONEY MARKET PORTFOLIO,
                       DATED JANUARY 1, 1996

                      THE RUSHMORE FUND, INC.

                  RUSHMORE MONEY MARKET PORTFOLIO


          4922 Fairmont Avenue, Bethesda, Maryland  20814
                  (301) 657-1517    (800) 621-7874


                STATEMENT OF ADDITIONAL INFORMATION



  The Rushmore Money Market Portfolio (the "Portfolio") is one of a series of portfolios in The Rushmore Fund, Inc. (the "Fund"), an open-end management investment company. The objective of the Portfolio is to provide investors with maximum current income to the extent that such investment is consistent with safety of principal. To attain this investment objective, the Portfolio will invest in U.S. Government and agency securities, bank money market instruments, and commercial paper.


  This Statement of Additional Information is not a Prospectus. It should be read in conjunction with the Portfolio's
  Prospectus, dated January 1, 1996. A copy of the Prospectus may be obtained without charge by writing or telephoning the Fund.

  The date of this Statement of Additional Information is January 1, 1996.

                        STATEMENT OF ADDITIONAL INFORMATION

                                 TABLE OF CONTENTS




                                           Cross Reference to Related

                                               Item in Prospectus

                                             Page in
                                          Statement of       Page in
                                             Addition       Prospectus
                                         Information


             Investment Policies                3              1,4

             Investment Restrictions            3               4

             Management of the Fund             4               9


             Principal Holders of               6               --
             Securities

             Net Asset Value                    6               8

             Calculation of Yield and           8               4
             Return Quotations

             Dividends, Distributions,          8               8
             and Taxes

             Auditors and Custodian             9               10


             Financial Statements               9               3


  INVESTMENT POLICIES

  Lending of Securities


  Subject to the investment restrictions set forth below, the Portfolio may lend portfolio securities to brokers, dealers, and financial institutions, provided that cash equal to at least 100% of the market value of the securities loaned is deposited by the borrower with the Portfolio and is maintained each business day in a segregated account pursuant to applicable regulations. While such securities are on loan, the borrower will pay the Portfolio any income accruing thereon, and the Portfolio may invest the cash collateral in portfolio securities, thereby earning additional income. The Portfolio will not lend its portfolio securities if such loans are not permitted by the laws or regulations of any state in which the Portfolio shares are qualified for sale, and the Portfolio will not lend more than 33-1/3% of the value of the Portfolio's total assets. Loans would be subject to termination by the Portfolio on four business days' notice, or by the borrower on one day's notice. Borrowed securities must be returned when the loan is terminated. Any gain or loss in the market price of the borrowed securities which occurs during the term of the loan inures to the lending Portfolio and that Portfolio's shareholders. The Portfolio may pay reasonable finders, borrowers, administrative, and custodial fees in connection with a loan.

  Portfolio Transactions

  The Portfolio's securities are normally purchased on a net basis which does not involve payment of brokerage commissions.




  INVESTMENT RESTRICTIONS


  The following investment restrictions supplement those set forth in the Portfolio's Prospectus. These restrictions are fundamental and may not be changed without prior approval of a majority of the Portfolio's outstanding voting shares. As defined in the Investment Company Act of 1940, as amended, the term "majority" means the vote of the lesser of (a) 67% of the shares of the Portfolio at a meeting where more than 50% of the outstanding shares are present in person or by proxy; or
  (b) more than 50% of the outstanding shares of the Portfolio.

  The Portfolio may not:

  1. borrow money except as a temporary measure to facilitate redemptions. Such borrowing may be in an amount not to exceed 30% of the Portfolio's total assets, taken at current value, before such borrowing. The Portfolio may not purchase an investment security if a borrowing by the Portfolio is outstanding.


  2. make loans except through repurchase agreements and through the lending of portfolio securities provided the borrower maintains collateral equal to at least 100% of the value of the borrowed security, and marked to market daily.

  3.   underwrite securities of any other issuer.

  4.   purchase   or   sell   real   estate,  including   limited
       partnership interests.


  5. purchase or sell restricted securities or warrants, nor may it issue senior securities.

  6. purchase any security whereby it would account for more than 10% of any issuer's outstanding shares.


  7. purchase securities of any issuer if, as a result of such a purchase, such securities would account for more than 5%, (as defined by Section 5 (b)(1) of the Investment Company Act of 1940), of the Fund's assets. There is no limitation, however, as to investments issued or guaranteed by the United States Government, its agencies or instrumentalities, or in obligations of the United States Government, its agencies or instrumentalities, which are purchased in accordance with the Fund's investment objective and policies.

  8.   purchase or sell commodities or commodities contracts.


  9. concentrate more than 25% of its assets in any one industry.

  The following restrictions have been adopted by the Fund for the Portfolio but are not considered fundamental and may be changed by the Board of Directors of the Fund.

  The Portfolio may not:

  1.   invest  in   companies  for  the  purpose   of  exercising
       management or control.


  2. purchase more than 10% of the voting securities of any one issuer, or more than 10% of the securities of any class of any one issuer.

  3. purchase or hold the securities of any issuer if those officers or directors of the Fund, or of Money Management Associates, who individually own beneficially more than 0.5% of the outstanding securities of the issuer,
       together   own  beneficially   more  than   5%  of   those
       securities.


  4.   invest  in  securities  of   other  investment  companies,
       except at customary brokerage commission rates or in connection with mergers, consolidations or offers of exchange.

  5. purchase the securities of companies which, including predecessors, have a record of less than three years continuous operation if, as a result, more than 5% of the market value of the Portfolio's assets would be invested in such companies.


  6.   invest  more  than  10%   of  their  assets  in   illiquid
       securities.

  7.   invest in oil, gas or other mineral leases.


  8.   issue shares for other than cash.


  MANAGEMENT OF THE FUND


  The names  and addresses of  the directors and  officers of the
  Fund and officers of the Fund's Adviser, Money Management Associates (the "Adviser"), together with information as to their principal business occupations during the past five years, are set forth below. Fees and expenses for non-interested directors will be paid by the Fund.

  *Daniel L. O'Connor, 53 -  Chairman of the Board  of Directors,
  President,  and Treasurer  of  the  Fund. General  Partner  and
  Chief Operating  Officer of the  Adviser.  Address: 1001  Grand
  Isle Way, Palm Beach Gardens, Florida 33418.

  *Richard  J.  Garvey, 62  -  Director  of  the  Fund.   Limited
  Partner  of  the  Adviser.    Address:  4922  Fairmont  Avenue,
  Bethesda, Maryland 20814.


  Jeffrey R. Ellis, 51  - Director of the Fund.   Vice President,
  LottoFone,  Inc.,  a  telephone  state lottery  service,  since
  1993.  Vice   President  Shoppers   Express,  Inc.   1988-1992.
  Address: 513 Kerry Lane, Virginia Beach, Virginia 23451.

  Bruce C. Ellis,  51 - Director  of the  Fund.  Vice  President,
  LottoPhone,  Inc., a  telephone  state lottery  service,  since
  1991.    Vice  President,  Shoppers   Express,  Inc. 1986-1992.
  Address: 7108 Heathwood Court Bethesda, Maryland  20817.

  Patrick F. Noonan, 53 - Director of the Fund. Chairman and Chief Executive Officer of the Conservation Fund since 1986. Vice Chairman, American Farmland Trust and Trustee, American Conservation Association since 1985. President, Conservation Resources, Inc. since 1981. Address: 11901 Glen Mill Drive, Potomac, Maryland 20854.


  Michael D. Lange, 54 - Director of the Fund. Vice President, Capital Hill Management Corporation since 1967. Owner of Michael D. Lange, Ltd., a builder and developer since 1980. Partner of Greatfull Falls, a building developer since 1994.
  Address:  7521 Pepperell Drive, Bethesda, Maryland  20817.

  Leo  Seybold, 80 -  Director of  the Fund.   Retired.  Address:
  5804 Rockmere Drive, Bethesda, Maryland 20816.


  *Rita A. Gardner, 52 -  Director of the Fund.  Limited  Partner
  of the Adviser.  Vice  President and Director of  MMA Services,
  Inc.  until 1993.   Address:   4922 Fairmont  Avenue, Bethesda,
  Maryland 20814.

  Timothy  N. Coakley,  CPA,  28   -  Controller. Audit  Manager,
  Deloitte  &  Touche  LLP,  until 1994.   Address:  4922 Fairmont
  Avenue, Bethesda, Maryland 20814.


  Stephenie E.  Adams, 26  - Secretary.   Director  of Marketing,
  Rushmore Services, Inc.,  from July 1994 to  present.  Regional
  Sales Coordinator, Media  General Cable, from June 1993 to June

  1994. Graduate Student, Northwestern University, M.S., from September 1991 to December 1992. Student, Stephens College, Columbia, Missouri, B.S., from August 1987 to May 1991.
  Address:  4922 Fairmont Avenue, Bethesda, Maryland 20814.

  * Indicates  interested  person as  defined in  the  Investment
  Company Act of 1940.


  Certain Directors and Officers of the Fund are also Directors and Officers of Fund for Government Investors, Inc., Fund for Tax-Free Investors, Inc., and American Gas Index Fund, Inc., other investment companies that are managed by the Adviser.

  The Adviser, Money Management Associates, which has its office at 1001 Grand Isle Way, Palm Beach Gardens, Florida 33418, provides the Fund with investment advisory services. The Adviser is a limited partnership which was formed under the laws of the District of Columbia on August 15, 1974. Its primary business since inception has been to serve as the Investment Adviser to Fund for Government Investors, Inc., Fund for Tax-Free Investors, Inc.. The Rushmore Fund, Inc., and the American Gas Index Fund, Inc. Daniel L. O'Connor is the sole general partner of the Adviser, and, as such, exercises control thereof.

  Under an Investment Advisory Agreement with the Adviser, dated October 10, 1985 (the "Agreement"), the Adviser provides investment advice to the Fund and oversees its day-to-day operations, subject to direction and control by the Fund's Board of Directors. Pursuant to the Agreement, the Fund pays the Adviser a fee at an annual rate based on 0.50% of the net assets of the Fund. Normal expenses which are borne by the Fund, include, but are not limited to, taxes, corporate fees, federal and state registration fees, interest expenses (if any), office expenses, the costs incident to preparing, registering and redeeming stock certificates for shareholders, custodian charges, the expenses of shareholders' and directors' meetings, data processing, preparation, printing and distribution of all reports and proxy materials, legal services rendered to the Fund, compensation for those directors  who  do  not  serve  as  employees of  the  Adviser,
  insurance  coverage  for   the  Fund  and  its   directors  and
  officers, and its membership in trade associations. The Adviser will pay the costs of office space. The Adviser may, from its own resources, including profits from advisory fees received from the Fund provided such fees are legitimate and not excessive, make payments to broker-dealers and other financial institutions for their expenses in connection with the distribution of Fund shares.

  For  the fiscal  years ended  August 31, 1995,  1994, and 1993,
  the  Portfolio   paid   advisory  fees   to   the  Adviser   of
  approximately $111,227, $156,752, and $314,296, respectively.

  Under an Agreement dated September 1, 1993, Rushmore Trust and Savings, FSB ("RTS"), 4922 Fairmont Avenue, Bethesda, Maryland 20814, a majority-owned subsidiary of the Adviser, provides transfer agency, dividend-disbursing and administrative services to the Fund. The services of RTS are provided to the Fund on a fee basis and are paid by the Fund. RTS will charge an annual fee of 25 basis points (0.25%) of the average daily net assets of the Portfolio. The non-interested directors of the Fund have reviewed the fee structure and determined that it is competitive and in the best interest of the shareholders of the Fund. The fees will be reviewed and approved annually by the non-interested directors. The Fund is subject to the self-custodian rules of the Securities and Exchange Commission. These rules require that the Custodian be subject to three securities verification examinations each year conducted by the Fund's independent accountant. Two of the examinations must be performed on an unannounced surprise basis.



  PRINCIPAL HOLDERS OF SECURITIES

  On December 8, 1995, there were 24,781,866 shares of the Portfolio outstanding. Rushmore Trust and Savings, FSB held, for the benefit of others, 5.07% of the Portfolio shares. Officers and Directors of the Fund, as a group, own less than 1% of the shares outstanding.



  NET ASSET VALUE


  The   net  asset  value  of  the  Portfolio's  shares  will  be
  determined daily as of 4:00 P.M., Eastern time, except on customary national business holidays which result in the closing of the New York Stock Exchange, and weekends.

  The Portfolio will utilize the amortized cost method in valuing its portfolio securities for purposes of determining the net asset value of the shares of the Portfolio. The Portfolio will utilize the amortized cost method in valuing its portfolio securities even though the portfolio securities may increase or decrease in market value, generally, in connection with changes in interest rates. The amortized cost method of valuation involves valuing a security at its cost adjusted by a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. While this method provides certainty in valuation, this method may result in periods during which value, as determined by amortized cost, is higher or lower than the price the Portfolio would receive if the Portfolio sold the instrument. During such periods, the yield to investors in the Portfolio may differ somewhat from that obtained in a similar company which uses mark-to-market values for all its portfolio securities. For example, if the use of amortized cost resulted in a lower (higher) aggregate portfolio value on a particular day, a prospective investor in the Portfolio would be able to obtain a somewhat higher (lower) yield than would result from investment in such a similar company and existing investors would receive less (more) investment income. The purpose of this method of calculation is to facilitate the maintenance of a constant net asset value per share of $1.00.

  The Portfolio's use of the amortized cost method to value its portfolio securities and the maintenance of the per share net asset value of $1.00 is permitted pursuant to Rule 2a-7 under the 1940 Act (the "Rule"), and is conditioned on the Portfolio's compliance with various conditions including: (a) the Board is obligated, as a particular responsibility within the overall duty of care owed to the Portfolio's shareholders, to establish written procedures reasonably designed, taking into account current market conditions and the Portfolio's investment objectives, to stabilize the net asset value per share as computed for the purpose of distribution and redemption at $1.00 per share; (b) the procedures should provide for (i) the calculation, at such intervals as the Board determines are appropriate and as are reasonable in light of current market conditions, of the deviation, if any, between net asset value per share using amortized cost to value portfolio securities and net asset value per share based upon available market quotations with respect to such portfolio securities; (ii) the periodic review by the Board of the amount of deviation as well as methods used to calculate the amount of deviation; and (iii) the maintenance of written records of the procedures, the Board's considerations made pursuant to the procedures and any actions taken upon such considerations; (c) the Board should consider what steps should be taken, if any, in the event of a difference of more than 1/2 of 1% between the two methods of valuation; and (d) the Board should take such action as the Board deems appropriate (such as shortening the average portfolio maturity, realizing gains or losses, or, as provided by the Articles of Incorporation, reducing the number of the outstanding shares of the Portfolio) to eliminate or reduce to the extent reasonably practicable material dilution or other unfair results to investors or existing shareholders. Any reduction of outstanding shares will be effected by having each shareholder proportionately contribute to the Portfolio's capital the shares necessary to eliminate or reduce the material dilution or other unfair results to investors or existing shareholders. Each shareholder will be deemed to have agreed to such contribution in these circumstances by investment in the Portfolio.

  The  Rule  further  requires  that  the  Portfolio  limits  its investments to U.S. dollar-denominated instruments which the Board determines present minimal credit risks and which are Eligible Securities (as defined below). The Rule also requires the Portfolio to maintain a dollar-weighted average portfolio maturity (not more than 90 days) appropriate to the Portfolio's objective of maintaining a stable net asset value of $1.00 per share and precludes the purchase of any instrument with a remaining maturity of more than thirteen months. Should the disposition of a portfolio security result in a dollar-weighted average portfolio maturity of more than 90 days, the Portfolio would be required to invest its available cash in such a manner as to reduce such maturity to 90 days or less as soon as reasonably practicable.


  Generally, for purposes of the procedures adopted under the Rule, the maturity of a portfolio instrument is deemed to be the period remaining (calculated from the trade date or such other date on which the Portfolio's interest in the instrument is subject to market action) until the date noted on the face of the instrument as the date on which the principal amount must be paid, or, in the case of an instrument called for redemption, the date on which the redemption payment must be made.

  A variable rate obligation that is subject to a demand feature is deemed to have a maturity equal to the longer of the period remaining until the next readjustment of the interest rate or the period remaining until the principal amount can be recovered through demand. A floating rate instrument that is subject to a demand feature is deemed to have a maturity equal to the period remaining until the principal amount can be recovered through demand.

  An Eligible Security is defined in the Rule to mean a security which: (a) has a remaining maturity of thirteen months or less; (b) either (i) is rated in the two highest short-term rating categories by any two nationally-recognized statistical rating organizations ("NRSROs") that have issued a short-term rating with respect to the security or class of debt obligations of the issuer, or (ii) if only one NRSRO has issued a short-term rating with respect to the security, then by that NRSRO; (c) was a long-term security at the time of issuance whose issuer has outstanding a short-term debt obligation which is comparable in priority and security and has a rating as specified in clause (b) above; or (d) if no rating is assigned by any NRSRO as provided in clauses (b) and
  (c) above, the unrated security is determined by the Board to be of comparable quality to any such rated security.

  As permitted by the Rule, the Board has delegated to the Fund's Adviser, subject to the Board's oversight pursuant to guidelines and procedures adopted by the Board, the authority to determine which securities present minimal credit risks and which unrated securities are comparable in quality to rated securities.


  If the Board determines that it is no longer in the best interests of the Portfolio and its shareholders to maintain a stable price of $1.00 per share, or if the Board believes that maintaining such price no longer reflects a market-based net asset value per share, the Board has the right to change from an amortized cost basis of valuation to valuation based on market quotations. The Portfolio will notify shareholders of any such change.

  The Portfolio will manage its portfolio in an effort to maintain a constant $1.00 per share price, but the Portfolio cannot assure that the value of the Portfolio's shares will never deviate from this price. Since dividends from net investment income (and net short-term capital gains, if any) are declared and accrued on a daily basis, the net asset value per share, under ordinary circumstances, is likely to remain constant. Otherwise, realized and unrealized gains and losses will not be distributed on a daily basis but will be reflected in the Portfolio's net asset value. The amounts of such gains and losses will be considered by the Board in determining the action to be taken to maintain the Fund's $1.00 per share net asset value. Such action may include distribution at any time of part or all of the then-accumulated undistributed net realized capital gains, or reduction or elimination of daily dividends by an amount equal to part or all of the then-accumulated net realized capital losses. However, if realized losses should exceed the sum of net investment income plus realized gains on any day, the net asset value per share on that day might decline below $1.00 per share. In such circumstances, the Portfolio may reduce or eliminate the payment of daily dividends for a period of time in an effort to restore the Fund's $1.00 per share net asset value. A decline in prices of securities could result in significant unrealized depreciation on a mark-to-market basis. Under these circumstances the Portfolio may reduce or eliminate the payment of dividends, and utilize a net asset value per share as determined by using available market quotations, or reduce the number of its shares outstanding.


  CALCULATION OF YIELD AND RETURN QUOTATIONS


  The Portfolio's annualized current yield, as may be quoted from time to time in advertisements and other communications to shareholders and potential investors, is computed by determining, for a stated seven-day period, the net change, exclusive of capital changes and including the value of additional shares purchased with dividends and any dividends declared therefrom (which reflect deductions of all expenses of the Portfolio such as management fees), in the value of a hypothetical pre-existing account having a balance of one share at the beginning of the period, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7).

  The Portfolio's annualized effective yield, as may be quoted from time to time in advertisements and other communications to shareholders and potential investors, is computed by determining (for the same stated seven-day period as the current yield), the net change, exclusive of capital changes and including the value of additional shares purchased with dividends and any dividends declared therefrom (which reflect deductions of all expenses of the Portfolio such as management fees), in the value of a hypothetical pre-existing account having a balance of one share at the beginning of the period, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result.


  The yields quoted in any advertisement or other communication should not be considered a representation of the yields of the Portfolio in the future since the yield is not fixed. Actual yields will depend not only on the type, quality, and maturities of the investments held by Portfolio and changes in interest rates on such investments, but also on changes in the Portfolio's expenses during the period.

  Yield information may be useful in reviewing the performance of the Portfolio and for providing a basis for comparison with other investment alternatives. However, unlike bank deposits or other investments which typically pay a fixed yield for a stated period of time, the Portfolio's yield fluctuates.


  DIVIDENDS, DISTRIBUTIONS, AND TAXES


  Dividends and Distributions. As discussed in the Prospectus, the Portfolio intends to declare dividends daily from net investment income (and net short-term capital gains, if any) and distribute such dividends monthly. Net income, for dividend purposes, includes accrued interest and amortization of original issue and market discount, plus or minus any short-term gains or losses realized on sales of portfolio securities, less the amortization of market premium and the estimated expenses of the Portfolio. Net income will be calculated immediately prior to the determination of net asset value per share of the Portfolio.

  The Board may revise the dividend policy, or postpone the payment of dividends, if the Portfolio should have or anticipate any large unexpected expense, loss, or fluctuation in net assets which, in the opinion of the Board, might have a significant adverse effect on shareholders. On occasion, in order to maintain a constant $1.00 per share net asset value, the Board may direct that the number of outstanding shares be reduced in each shareholder's account. Such reduction may result in taxable income to a shareholder in excess of the net increase (i.e., dividends, less such reduction), if any, in the shareholder's account for a period of time. Furthermore, such reduction may be realized as a capital loss when the shares are liquidated.


  Taxes. The Portfolio intends to qualify as a regulated investment company under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended. If so qualified, the Portfolio will not be subject to Federal income taxes, provided that the Portfolio distributes all of the Portfolio's taxable net investment income and all of the Portfolio's net realized gains.

  Shareholders will be subject to Federal income tax on dividends paid from interest income derived from taxable securities and on distributions of realized net short-term capital gains. Interest and realized net short-term capital gains distributions are taxable to the shareholder as ordinary dividend income regardless of whether the shareholder receives such distributions in additional shares or in cash. Since the Portfolio's income is expected to be derived entirely from interest rather than dividends, none of such distributions will be eligible for the Federal dividends received deduction available to corporations.

  The Portfolio may be subject to tax or taxes in certain states where the Portfolio does business. Furthermore, in those states which have income tax laws, the tax treatment of the Portfolio and of Portfolio shareholders with respect to distributions by the Portfolio may differ from Federal tax treatment.


  Shareholders are urged to consult their own tax advisers regarding specific questions as to Federal, state or local taxes.

  AUDITORS AND CUSTODIAN

  Deloitte   &   Touche   LLP,   independent   certified   public
  accountants, are the auditors of the Portfolio. Rushmore Trust and Savings, FSB, Bethesda, Maryland acts as custodian bank for the Portfolio.



  FINANCIAL STATEMENTS

  The Portfolio incorporates by reference in this Statement of Additional Information the financial statements and notes contained in its annual report to the shareholders for the year ended August 31, 1995, which must accompany this Statement of Additional Information.

                      CURRENT ANNUAL REPORT OF
                FUND FOR GOVERNMENT INVESTORS, INC.,

                     FOR THE FISCAL YEAR ENDED
                         DECEMBER 31, 1994

                Fund for Government Investors, Inc.


                        A MONEY MARKET FUND

                           Annual Report
                         December 31, 1994




  Dear Shareholders:

  Fund for Government Investors, Inc. ended the year with net assets of $524.2 million on December 31, 1994. Net income averaged 3.31% of net assets for the year, up from 2.32% for the 1993 calendar year. The increase in the return on net assets is due to an increase in short-term interest rates during 1994.


  The Federal Reserve raised short-term rates six times in 1994. It increased the federal-funds rate from 3.00% to 5.50% and the discount rate from 3.00% to 4.75%. The federal funds rate is the level at which banks lend each other money overnight, while the discount rate is the rate at which the Federal Reserve lends banks money. In the last move of 1994, the
  Federal Reserve raised both the federal funds rate and the discount rate each by three-quarters of a percentage point.

  Through rate increases, the Federal Reserve endeavors to slow inflation and temper economic growth. There is little question that the Federal Reserve will continue to push short-term interest rates higher until the economy shows clear signs of decelerating. We look for rates to continue to rise in early 1995.


  Going forward, Fund for Government Investors, Inc. will continue its conservative investment philosophy. The Fund has not, nor will it invest in derivatives; safety of assets will continue to be of primary concern. We are here to serve you and will always strive to merit your support.



  /s/Daniel L. O'Connor            /s/Richard J. Garvey

  Daniel L. O'Connor               Richard J. Garvey
  Chairman of the Board            President

                FUND FOR GOVERNMENT INVESTORS, INC.
                      STATEMENT OF NET ASSETS

                         December 31, 1994





  PAYABLE AT              MATURITY        YIELD AT DATE OF          VALUE*
  MATURITY                DATE               PURCHASE(%)           (NOTE 1)
  -------------------------------------------------------------------------------
  -------------------------------------------------------------------------------

  UNITED STATES TREASURY BILLS
   $ 50,000,000  ......January  5, 1995 ........... 5.08 ...........$49,972,528
     50,000,000  ......January 12, 1995 ........... 5.03 ........... 49,925,101

     50,000,000  ......January 19, 1995 ........... 5.06 ........... 49,876,813
     25,000,000  ......January 26, 1995 ........... 5.19 ........... 24,912,326
     75,000,000  .....February  2, 1995 ........... 5.25 ........... 74,658,556
     25,000,000  .....February  9, 1995 ........... 5.38 ........... 24,858,219
     34,781,032  .....February 16, 1995 ........... 4.82 ........... 34,572,066

     25,000,000  ........March  2, 1995 ........... 5.55 ........... 24,775,208
     50,000,000  ........March  9, 1995 ........... 5.92 ........... 49,464,465
     50,000,000  ........March 16, 1995 ........... 5.90 ........... 49,410,569
     60,000,000  ........March 23, 1995 ........... 5.68 ........... 59,254,744

     25,000,000  ........March 30, 1995 ........... 5.66 ........... 24,663,155

   $519,781,032          Total Investments -- 98.5%                 516,343,750
                         (original cost $513,101,619*)
                        Other Assets less Liabilities --  1.5%        7,809,804


                             Net Assets -- 100.0%                  $524,153,554

                             Net Asset value per share

                             (Based on 524,153,554
                             shares outstanding)                          $1.00


                *Same cost is used for Federal income tax purposes.

                  Weighted Average Maturity of Portfolio:  45 Days


                         See Notes to Financial Statements.

                              STATEMENT OF OPERATIONS

                        For the Year Ended December 31, 1994





  NET INCREASE IN NET ASSETS RESULTING FROM
  OPERATIONS:

  INVESTMENT INCOME (Note 1)                                   $22,534,859


  EXPENSES
     Investment Advisory Fee (Note 2)       $2,754,339
     Administrative Fee (Note 2)             1,391,300

                                                                 4,145,639

  NET INVESTMENT INCOME                                        $18,389,220




                         See Notes to Financial Statements.

                        STATEMENTS OF CHANGES IN NET ASSETS
                          For the Year Ended December 31,



                                                  1994                1993

     NET INCREASE IN NET ASSETS
     RESULTING FROM OPERATIONS
     AND DECLARED AS DIVIDENDS TO
     SHAREHOLDERS (Note 1)..                      $18,389,220         $15,342,118

     FROM SHARE TRANSACTIONS
     (at constant net asset value of $1)

        Shares Purchased........               $2,391,380,226      $3,052,160,291
        Dividends Reinvested......                 17,600,081          14,189,726

        Total....................               2,408,980,307       3,066,350,017
        Shares Redeemed.................      (2,485,592,551)     (3,217,509,437)


        Decrease in Net Assets.                  (76,612,244)       (151,159,420)

     NET ASSETS - Beginning of Year               600,765,798         751,925,218


     NET ASSETS - End of Year                     524,153,554        $600,765,798






                         See Notes to Financial Statements.

                                FINANCIAL HIGHLIGHTS


                                    For the Year Ended December 31,

                                1994       1993       1992       1991       1990

     Per Share Operating
     Performance:
        Net Asset Value -
          Beginning of Year   $    1.00  $    1.00  $    1.00  $    1.00  $    1.00

        Net Investment

         Income                   0.033      0.023      0.030      0.053      0.071
        Net Realized and
         Unrealized Gains
         on Securities              ---        ---        ---        ---        ---

        Net Increase in Net
         Asset Value

         Resulting from
         Operations               0.033      0.023      0.030      0.053      0.071
        Dividends to
         Shareholders           (0.033)    (0.023)    (0.030)    (0.053)    (0.071)
        Distributions to
           Shareholders from
           Net Realized

           Capital Gains            ---        ---        ---        ---        ---

     Net Increase in Net
        Asset Value                0.00       0.00       0.00       0.00       0.00

     Net Asset Value - End
        of Year               $    1.00  $    1.00  $    1.00  $    1.00  $    1.00

     Total Investment Return      3.38%      2.37%      3.02%      5.38%      7.38%

     Ratios to Average Net
     Assets:
        Expenses                  0.75%      0.75%      0.71%      0.69%      0.71%
        Net Investment
         Income                   3.31%      2.32%      3.00%      5.29%      7.13%

     Supplementary Data:









        Portfolio Turnover
          Rate                      ---        ---        ---        ---        ---
        Number of Shares
        Outstanding at End
        of Year (000 s

        omitted)                524,154    600,766    751,925    796,655    857,418

                         See Notes to Financial Statements.

                   NOTES TO FINANCIAL STATEMENTS
                         December 31, 1994


  1.  SIGNIFICANT ACCOUNTING POLICIES

  Fund for Government Investors, Inc. is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and invests only in U.S. Government Securities. The following is a summary of significant accounting policies which the Fund consistently follows:

       (a) Investments are valued at amortized cost, which approximates market value. Amortized cost is the purchase price of the security plus accumulated discount or minus amortized premium from the date of purchase.


       (b)  Investment income is recorded as earned.

       (c) Net investment income is computed, and dividends are declared daily. Dividends are paid monthly and reinvested in additional shares unless shareholders request payment.


       (d) The Fund complies with the provisions of the Internal Revenue Code applicable to regulated investment companies and distributes all net investment income to its shareholders. Therefore, no Federal income tax provision is required.

       (e)  The Fund periodically purchases United States
            Treasury Notes and at the same time makes commitments to sell the same notes at specified future dates and prices. At December 31, 1994, no such commitments were outstanding.


  2. INVESTMENT ADVISER AND SHAREHOLDER SERVICING AGENT Investment advisory and management services are provided by Money Management Associates under an agreement whereby the Fund pays a fee at an annual rate based on the Fund s net assets as follows: .50% of the first $500 million; .45% of the next $250 million; .40% of the next $250 million; and .35% of the net assets that exceed $1 billion.

  Rushmore Trust & Savings, FSB, which is wholly owned by Money Management Associates, provides custodial services, transfer agency, dividend disbursing and other shareholder services to the Fund. Expenses of the Fund other than interest and extraordinary legal expenses are paid by Rushmore Trust, which is paid an administrative fee of .25% of average net assets.

  INDEPENDENT AUDITORS  REPORT





  The Shareholders and Board of Directors
  of Fund for Government Investors, Inc.:

  We have audited the statement of net assets of Fund for Government Investors, Inc. (the Fund) as of December 31, 1994, the related statements of operations for the year then ended and of changes in net assets for the years ended December 31, 1994 and 1993, and the financial highlights for each of the five years in the period ended December 31, 1994. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.


  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1994 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements and financial highlights present fairly, in all material respects, the net assets of Fund for Government Investors, Inc. at December 31, 1994, the results of its operations, the changes in its net assets, and the financial highlights for the respective stated periods in conformity with generally accepted accounting principles.



  /S/ DELOITTE & TOUCHE LLP
  DELOITTE & TOUCHE LLP

  Washington, D.C.
  February 6, 1995

                       SEMI-ANNUAL REPORT OF
                FUND FOR GOVERNMENT INVESTORS, INC.,

                   FOR THE SIX-MONTH PERIOD ENDED
                           JUNE 30, 1995

                FUND FOR GOVERNMENT INVESTORS, INC.

                        A MONEY MARKET FUND
                         SEMI-ANNUAL REPORT
                           June 30, 1995



  Dear Shareholders:

  On  June 30,  1995  Fund  for  Government Investors,  Inc.  net
  assets were  $579 million.   Net income as a  percentage of net
  assets averaged 5.09% for the six months ended June 30, 1995, up from 3.31% for the year ended December 31, 1994.


  There has been a radical change in expectations concerning the Federal Reserve's policy since the beginning of 1995. Early in the year, it was expected the Federal Reserve would continue with its dramatic raising of interest rates. That view was supported in February, when the Fed increased the Federal Fund's rate 50 basis points to 6%. Since then, a steady stream of weak economic news has changed expectations to a Fed easing. In July, the Federal Reserve did indeed cut the Federal Fund's rate 25 basis points to 5 3/4%.

  Looking to the remainder of the year, we expect mild growth in the economy. There is little threat of recession since there are no sector imbalances and interest rates have retreated from their highs. This should limit the Federal Reserve on interest rate cuts. However, we do look for one more rate cut by year end.


  Going  forward,   Fund  for  Government  Investors,  Inc.  will
  maintain  its   conservative  investment  philosophy,   and  as
  always, safety  of assets will  be our primary concern.   Thank
  you for your continued support.


  /s/ Daniel L. O'Connor               /s/ Richard J. Garvey
  Daniel L. O'Connor                  Richard J. Garvey

  Chairman of the Board               President




  4922  Fairmont  Avenue Bethesda,  Maryland  20814  800-621-7874
  301-657-1517

                        FUND FOR GOVERNMENT INVESTORS, INC.
                              STATEMENT OF NET ASSETS

                                   June 30, 1995


  PAYABLE AT                    MATURITY       YIELD AT DATE            VALUE*
  MATURITY                        DATE         OF PURCHASE(%)           (NOTE 1)

  -------------------------------------------------------------------------------
  -------------------------------------------------------------------------------
  UNITED STATES TREASURY BILLS

   $  25,000,000   ...........  July    6, 1995  ...........  5.92  ...........  $
  24,980,035
     50,000,000    ...........  July  13,  1995  ...........   5.86  ...........
  49,905,000
     25,000,000     ...........  July  20,  1995  ...........  5.71  ...........
  24,926,771
     75,000,000    ..........August    3,  1995   ...........  5.88  ...........
  74,606,521

     50,000,000    ..........August  10,  1995   ...........  5.76  ...........
  49,688,472
     75,000,000     ..........August  17,  1995   ...........  5.87  ...........
  74,441,712
     53,000,000    ..........August   24,  1995  ...........  5.88  ...........
  52,562,060
     25,000,000    ..........August  31,   1995  ...........  5.80   ...........
  24,761,295
     75,000,000    .......September    7,  1995  ...........  5.58  ...........
  74,232,638

     50,000,000     .......September  14,  1995  ...........   5.73  ...........
  49,420,313
     50,000,000    .......September   21,  1995  ...........   5.60  ...........
  49,379,305
     25,000,000    .......September   28,  1995  ...........  5.34  ...........
  24,670,113


   $578,000,000              Total Investments -- 99.05%
                             (original cost $569,989,236*)
  573,574,235
                             Other Assets less Liabilities --  0.95%
  5,510,003










                             Net Assets -- 100.0%
  $579,084,238

                             Net Asset value per share
                             (Based on 579,084,238

                             shares outstanding)
  $1.00


                *Same value is used for Federal income tax purposes.

                  Weighted Average Maturity of Portfolio: 51 Days

                         See Notes to Financial Statements.

                              STATEMENT OF OPERATIONS

                       For the Six Months Ended June 30, 1995



  NET INCREASE IN NET ASSETS RESULTING FROM

  OPERATIONS:
  INVESTMENT INCOME (Note 1)......................................... $15,442,916

  EXPENSES

   Investment Advisory Fee (Note 2)................... $1,315,156
   Administrative Fee (Note 2)........................    661,806       1,976,962
                                                       ----------     -----------


  NET INVESTMENT INCOME.............................................. $13,465,954
                                                                      ===========

                         See Notes to Financial Statements.

                        STATEMENTS OF CHANGES IN NET ASSETS


                                                    For the Six Months Ended
                                                            June 30,
                                                 --------------------------------
                                                      1995             1994
                                                 ---------------  ---------------

  NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS
  AND DECLARED AS DIVIDENDS TO

  SHAREHOLDERS (Note 1)......................... $    13,465,954  $     7,675,350
                                                 ===============  ===============
  FROM SHARE TRANSACTIONS
  (at constant net asset value of $1)


    Shares Purchased............................ $ 1,236,855,106  $ 1,263,499,971
    Dividends Reinvested........................      13,016,151        7,020,134
                                                 ---------------  ---------------


    Total.......................................   1,249,871,257    1,270,520,105
    Shares       Redeemed.............................             (1,194,940,573)
  (1,321,578,807)
                                                 ---------------  ---------------


    Increase  (Decrease)  in  Net  Assets...........            54,930,684
  (51,058,702)

  NET ASSETS - Beginning of Period..............     524,153,554      600,765,798
                                                 ---------------  ---------------


  NET ASSETS - End of Period.................... $   579,084,238  $   549,707,096
                                                 ===============  ===============

                          See Notes to Financial Statements.

                                FINANCIAL HIGHLIGHTS


                                  For the Six
                                  Months Ended For the Year Ended December 31,
                                    June 30,   ----------------------------------
                                      1995      1994     1993     1992     1991
                                  ------------ -------  -------  -------  -------

     Per Share Operating
      Performance:
      Net Asset Value -

        Beginning of Period.....      $1.00      $1.00    $1.00    $1.00    $1.00
                                    -------    -------  -------  -------  -------
      Net Investment Income.....      0.025      0.033    0.023    0.030    0.053
      Net Realized and

       Unrealized Gains
       on Securities............      -----      -----    -----    -----    -----
                                    -------    -------  -------  -------  -------
      Net Increase in Net Asset
       Value

       Resulting from
       Operations...............      0.025      0.033    0.023    0.030    0.053
      Dividends  to  Shareholders.       (0.025)       (0.033)   (0.023)   (0.030)
  (0.053)
      Distributions to

       Shareholders from
       Net Realized Capital
       Gains....................      -----      -----    -----    -----    -----
                                    -------    -------  -------  -------  -------
      Net Increase in Net Asset

       Value....................       0.00       0.00     0.00     0.00     0.00
                                    -------    -------  -------  -------  -------
      Net Asset Value - End of
       Period...................      $1.00      $1.00    $1.00    $1.00    $1.00

                                    =======    =======  =======  =======  =======

     Total Investment Return....      5.13%A     3.38%    2.37%    3.02%    5.38%

     Ratios to Average Net

      Assets:








      Expenses..................      0.75%A     0.75%    0.75%    0.71%    0.69%
      Net Investment Income.....      5.09%A     3.31%    2.32%    3.00%    5.29%

     Supplementary Data:

      Portfolio Turnover Rate...      -----      -----    -----    -----    -----
      Number of Shares
       Outstanding at
       End of Period (000's
       omitted).................    579,084    524,154  600,766  751,925  796,655



    --------

    A Annualized.

                         See Notes to Financial Statements.

                           NOTES TO FINANCIAL STATEMENTS
                                   JUNE 30, 1995

  1.   SIGNIFICANT ACCOUNTING POLICIES


  Fund for Government Investors, Inc. is registered with the Securities and Exchange Commission under the Investment
  Company Act of 1940 and invests only in U.S. Government Securities. The following is a summary of significant accounting policies which the Fund consistently follows:

       (a)  Investments  are  valued  at  amortized  cost,  which approximates market value. Amortized cost is the purchase price of the security plus accumulated discount or minus amortized premium from the date of purchase.


       (b)  Investment income is recorded as earned.

       (c)  Net  investment income is computed, and dividends are
            declared  daily.   Dividends  are  paid  monthly  and
            reinvested in additional shares unless shareholders request payment.


       (d) The Fund complies with the provisions of the Internal Revenue Code applicable to regulated investment companies and distributes all net investment income to its shareholders. Therefore, no Federal income tax provision is required.

  2.   INVESTMENT ADVISER AND SHAREHOLDER SERVICING AGENT


  Investment advisory and management services are provided by Money Management Associates under an agreement whereby the Fund pays a fee at an annual rate based on the Fund's net assets as follows: 0.50% of the first $500 million; 0.45% of the next $250 million; 0.40% of the next $250 million; and 0.35% of the net assets that exceed $1 billion. Certain officers and Directors of the Fund are also officers and Directors of Money Management Associates.

  Rushmore Trust and Savings, FSB, which is wholly owned by Money Management Associates, provides custodial services, transfer agency, dividend disbursing and other shareholder services to the Fund. Rushmore Trust is paid an administrative fee of 0.25% of average net assets to cover the cost of these services as well as other expenses of the Fund except for interest and extraordinary legal expenses.

              FUND

               FOR

        GOVERNMENT

         INVESTORS

  --------------------------------------------------------------

  SEMIANNUAL REPORT

     June 30, 1995


  [LOGO OF RUSHMORE


  APPEARS HERE]

                      CURRENT ANNUAL REPORT OF
                      THE RUSHMORE FUND, INC.,

                     FOR THE FISCAL YEAR ENDED
                          AUGUST 31, 1995

                   ANNUAL REPORT, AUGUST 31, 1995
                      THE RUSHMORE FUND, INC.

          4922 FAIRMONT AVENUE, BETHESDA, MARYLAND  20814

                   (800) 343-3355 (301) 657-1500
  [LOGO OF RUSHMORE
   APPEARS HERE]
  --------------------------------------------------------------


  Dear Shareholders:

  In early 1994, the Federal Reserve began what was to be the first of seven interest rate increases between February 1994 and February 1995, with the two most sizable increases of 75 and 50 basis points occurring in November 1994 and February 1995, respectively. Yet, the bear market environment of 1994 did not abate until late in the first quarter of 1995, when the Fed's interest rate increases finally took hold and the economy began to slow. The economic environment turned more favorable for notes and bonds in the second quarter of 1995, but was somewhat tempered by the weakening of the U.S. dollar. Finally in July 1995 the Federal Reserve reduced rates 25 basis points, which marked a turning point for monetary policy from one of restraint to one of accommodation.


  RUSHMORE MONEY MARKET PORTFOLIO invests in the highest quality commercial paper 81.70%, and U.S. Treasury repurchase agreements 18.30%. The Portfolio had an average maturity of 17 days on August 31, 1995. For the fiscal year ended August 31, 1995, net income averaged 4.92% of net assets. We look for short-term rates to have a market decline for the next few months.

  RUSHMORE U.S. GOVERNMENT INTERMEDIATE-TERM SECURITIES PORTFOLIO invests primarily in the current ten-year Treasury note. The objective of the Portfolio is to provide high current income, while maintaining the safety of principal. For the fiscal year ended August 31, 1995, the Portfolio posted a total return of 12.07%.


  RUSHMORE U.S. GOVERNMENT LONG-TERM SECURITIES PORTFOLIO invests in 10 and 30 year U.S. Treasury securities and, like the Intermediate-Term Portfolio, strives to earn the highest income possible while maintaining the safety of principal. For the fiscal year ended August 31, 1995, the Portfolio posted a total return of 16.35%.

  The Federal Reserve, pleased that the economy looks substantially healthier than in July when it cut interest rates, will likely put further rate cuts on hold until at least its next policy meeting in November 1995. The economy, now operating close to full employment, can grow without an acceleration of inflation. For the short-term, rates will stay around present levels. Going forward, however, the situation for notes and bonds is extremely attractive because of the progress against inflation. For the balance of the calendar year, we look for the economy to accelerate and rates to move lower, this all being done quite possibly without further rate cuts by the Federal Reserve.

  We will continue our conservative investment philosophy and, as always, thank you for your continued investment in The
  Rushmore Fund, Inc.


  Sincerely,


  /s/ Daniel L. O'Connor                /s/ Richard J. Garvey


  Daniel L. O'Connor                    Richard J. Garvey
  Chairman of the Board                 President

                              THE RUSHMORE FUND, INC.
                               MONEY MARKET PORTFOLIO
                              STATEMENT OF NET ASSETS
                                  AUGUST 31, 1995



                                                               Face     Value

                                                              Amount    (Note 1)



  COMMERCIAL PAPER 82.18%
  Abbott Lab Co., 5.68%, 9/25/95........................   $1,000,000 $   996,213
  American Express Credit Corp., 5.70%, 9/05/95..........   1,000,000     999,367
  AT&T Corp., 5.70%, 9/27/95.............................   1,000,000     995,883

  Chevron Oil Finance Co., 5.70%, 10/04/95...............     800,000     795,820
  Dover Corp., 5.71%, 9/11/95............................   1,000,000     998,414
  Exxon Asset Management Corp., 5.70%, 9/14/95...........   1,000,000     997,942
  Ford Motor Credit Co., 5.72%, 10/19/95.................     800,000     793,899
  General Electric Capital Corp., 5.73%, 9/21/95.........     800,000     797,453

  Heinz Co., 5.67%, 9/01/95..............................     800,000     800,000
  Kellogg Co., 5.70%, 9/18/95............................     750,000     747,981
  Merrill Lynch Co., 5.73%, 10/20/95.....................     800,000     793,761
  Pepsi Co., 5.68%, 9/12/95..............................     800,000     798,612

  Philip Morris Co., 5.70%, 10/04/95.....................     800,000     795,820
  Pitney Bowes Credit Corp., 5.72%, 9/15/95..............     775,000     773,276
  Raytheon Co., 5.70%, 9/21/95...........................     800,000     797,467
  Safeco Credit Corp., 5.71%, 9/22/95....................     800,000     797,335
  Texaco, Inc., 5.68%, 9/01/95...........................   1,000,000   1,000,000

  Transamerica Corp, 5.73%, 10/03/95.....................   1,000,000     994,907
  United Parcel Service of America, Inc., 5.70%, 9/18/95.     800,000     797,847
  US West Corp., 5.65%, 9/13/95..........................     800,000     798,493
  Xerox Corp., 5.70%, 9/26/95............................     800,000     796,833

                                                                      -----------
  Total Commercial Paper (Cost $18,067,323)..............              18,067,323
                                                                      -----------
  REPURCHASE AGREEMENTS 18.41%
  With Paine Webber at 5.75%, dated 8/31/95, due 9/1/95,

   collateralized by
   U.S. Treasury Notes, due 11/30/96 (Cost $4,047,622)...               4,047,622








                                                                      -----------
  Total Investments 100.59% (Cost $22,114,945*)..........              22,114,945
                                                                      -----------
  Other Liabilities in excess of Assets -0.59%...........               (129,662)

                                                                      -----------
  Net Assets (Note 6) 100.00%............................             $21,985,283
                                                                      ===========
  Net Asset Value Per Share (Based on 21,985,283 Shares
   Outstanding)..........................................             $      1.00

                                                                      ===========

                *Same cost is used for Federal income tax purposes.


                         See Notes to Financial Statements.

                              THE RUSHMORE FUND, INC.
               U.S. GOVERNMENT INTERMEDIATE-TERM SECURITIES PORTFOLIO
                              STATEMENT OF NET ASSETS
                                  AUGUST 31, 1995


                                                              Face       Value
                                                             Amount    (Note 1)

                                                           ---------- -----------
  U.S. TREASURY OBLIGATIONS 97.93%
  U.S. Treasury Notes, 5.875%, 2/15/04.................... $8,900,000 $ 8,644,125

  U.S. Treasury Notes, 7.875%, 11/15/04...................    300,000     331,500
  U.S. Treasury Bonds, 7.50%, 2/15/05.....................    700,000     756,438
  U.S. Treasury Notes, 6.50%, 5/15/05.....................  1,600,000   1,620,499
                                                                      -----------

  Total U.S. Treasury Obligations (Cost $10,950,968)......             11,352,562
                                                                      -----------
  REPURCHASE AGREEMENTS 1.02%
  With Paine Webber at 5.75%, dated 8/31/95, due 9/1/95,
   collateralized by

   U.S. Treasury Notes, due 11/30/96 (Cost $118,204)......                118,204
                                                                      -----------
  Total Investments 98.95% (Cost $11,069,172*)............             11,470,766
                                                                      -----------

  Other Assets Less Liabilities 1.05%.....................                122,079
                                                                      -----------
  Net Assets (Note 6) 100.00%.............................            $11,592,845
                                                                      ===========
  Net Asset Value Per Share (Based on 1,227,678 Shares

   Outstanding)...........................................            $      9.44
                                                                      ===========


                * Same cost is used for Federal income tax purposes.

                         See Notes to Financial Statements.

                              THE RUSHMORE FUND, INC.
                   U.S. GOVERNMENT LONG-TERM SECURITIES PORTFOLIO
                              STATEMENT OF NET ASSETS
                                  AUGUST 31, 1995


                                                              Face       Value
                                                             Amount    (Note 1)

                                                           ---------- -----------
  U.S. TREASURY OBLIGATIONS 94.37%
  U.S. Treasury Bonds, 8.00%, 11/15/21.................... $  800,000 $   917,749

  U.S. Treasury Bonds, 7.50%, 11/15/24....................  7,400,000   8,112,250
  U.S. Treasury Bonds, 7.625%, 2/15/25....................  4,850,000   5,409,263
  U.S. Treasury Bonds, 6.875%, 8/15/25....................  1,000,000   1,029,062
                                                                      -----------

  Total U.S. Treasury Obligations (Cost $14,301,989)......             15,468,324
                                                                      -----------
  REPURCHASE AGREEMENTS 4.43%
  With Paine Webber at 5.75%, dated 8/31/95, due 9/1/95,
   collateralized by

   U.S. Treasury Notes, due 11/30/96 (Cost $725,055)......                725,055
                                                                      -----------
  Total Investments 98.80% (Cost $15,027,044*)............             16,193,379
                                                                      -----------

  Other Assets Less Liabilities 1.20%.....................                197,327
                                                                      -----------
  Net Assets (Note 6) 100.00%.............................            $16,390,706
                                                                      ===========
  Net Asset Value Per Share (Based on 1,657,846 Shares

   Outstanding)...........................................            $      9.89
                                                                      ===========


                * Same cost is used for Federal income tax purposes.

                         See Notes to Financial Statements.

                              THE RUSHMORE FUND, INC.
                              STATEMENTS OF OPERATIONS
                         FOR THE YEAR ENDED AUGUST 31, 1995


                                                 U.S. Government  U.S. Government
                                                Intermediate-Term    Long-Term
                                   Money Market    Securities       Securities

                                    Portfolio       Portfolio        Portfolio
                                   ------------ ----------------- ---------------
  INVESTMENT INCOME (Note 1)......  $1,260,190     $  784,865       $2,029,836

                                    ----------     ----------       ----------
  EXPENSES
   Investment Advisory Fee (Note
    2)............................     111,227         55,386          134,573

   Administrative Fee (Note 2)....      55,614         33,231           80,744
                                    ----------     ----------       ----------
    Total Expenses................     166,841         88,617          215,317
                                    ----------     ----------       ----------
  NET INVESTMENT INCOME...........   1,093,349        696,248        1,814,519

                                    ----------     ----------       ----------
   Net Realized Loss on
    Investments...................         --        (233,727)        (162,740)
   Net Change in Unrealized

    Appreciation of Investments...         --         652,352        1,939,775
                                    ----------     ----------       ----------
  NET GAIN ON INVESTMENTS.........         --         418,625        1,777,035
                                    ----------     ----------       ----------
  NET INCREASE IN NET ASSETS

   RESULTING FROM OPERATIONS......  $1,093,349     $1,114,873       $3,591,554
                                    ==========     ==========       ==========


                         See Notes to Financial Statements.

                              THE RUSHMORE FUND, INC.
                        STATEMENTS OF CHANGES IN NET ASSETS
                           FOR THE YEAR ENDED AUGUST 31,



                                                         Money Market
                                                           Portfolio


                                                       1995          1994
                                                     -----------  ------------


  FROM INVESTMENT ACTIVITIES
   Net Investment Income..                           $ 1,093,349  $    884,972
   Net Realized Losses on Investment
    Transactions..........                                --            --

   Net Change in Unrealized
    Appreciation (Depreciation) of
    Investments...........                                --            --
                                                     -----------  ------------
   Net Increase (Decrease) in Net Assets

    Resulting from Operations............            1,093,349       884,972
  DISTRIBUTIONS TO SHAREHOLDERS
   From Net Investment Income................       (1,093,349)     (895,876)
   From Realized Gains on Investments...........          --            --

  FROM SHARE TRANSACTIONS (Note 4)...............     (275,242)  (34,498,161)
                                                     -----------  ------------
   Net Increase (Decrease) in Net Assets.........     (275,242)  (34,509,065)
  NET ASSETS--Beginning of Year...................   22,260,525    56,769,590
                                                     -----------  ------------

  NET ASSETS--End of Year.                          $21,985,283  $ 22,260,525
                                                     ===========  ============


                         See Notes to Financial Statements.

                              THE RUSHMORE FUND, INC.
                        STATEMENTS OF CHANGES IN NET ASSETS
                           FOR THE YEAR ENDED AUGUST 31,


                                                          U.S. Government
                                                         Intermediate-Term
                                                              Securities

                                                               Portfolio
                                                      ------------------------
                                                         1995         1994
                                                    -----------  ------------

  FROM INVESTMENT ACTIVITIES
   Net Investment Income..                           $      696,248  $ 1,054,991
   Net Realized Losses on
    Investment Transactions..........                     (233,727)    (746,062)

   Net Change in  Unrealized Appreciation
    (Depreciation) of Investments...........               652,352   (1,585,722)
                                                         ----------  -----------
   Net Increase (Decrease) in Net Assets
    Resulting from Operations............                1,114,873   (1,276,793)


  DISTRIBUTIONS TO SHAREHOLDERS
   From Net Investment Income................            (696,248)    (1,059,384)
  From Realized Gains on Investments...........                --       (331,837)

  FROM SHARE TRANSACTIONS (Note 4)...............        (2,188,052)  (4,320,098)

                                                         ----------- ------------
   Net Increase (Decrease) in Net Assets.........        (1,769,427)  (6,988,112)

  NET ASSETS--Beginning of Year...................        13,362,272   20,350,384
                                                          ----------  -----------
  NET ASSETS--End of Year.                               $11,592,845  $13,362,272
                                                          =========== ===========



                         See Notes to Financial Statements.

                              THE RUSHMORE FUND, INC.
                        STATEMENTS OF CHANGES IN NET ASSETS
                           FOR THE YEAR ENDED AUGUST 31,


                                                          U.S. Government
                                                              Long-Term
                                                              Securities
                                                               Portfolio

                                                      ------------------------
                                                         1995         1994
                                                    -----------  ------------
  FROM INVESTMENT ACTIVITIES

   Net Investment Income..                          $   1,814,519  $ 1,336,390
   Net Realized Losses on Investment
    Transactions..........                               (162,740)    (271,328)
   Net Change in Unrealized

    Appreciation (Depreciation) of
    Investments...........                               1,939,775   (2,738,037)
                                                         ----------   ----------
   Net Increase (Decrease) in Net Assets
    Resulting from Operations............                 3,591,554   (1,672,975)

  DISTRIBUTIONS TO SHAREHOLDERS
   From Net Investment Income................            (1,814,519)  (1,341,699)
   From Realized Gains on Investments...........              --      (1,300,316)
  FROM SHARE TRANSACTIONS (Note 4)...............        (14,662,722)  9,497,713

                                                         ------------ -----------
   Net Increase (Decrease) in Net Assets.........        (12,885,687)   5,182,723
  NET ASSETS--Beginning of Year...................        29,276,393   24,093,670
                                                          ----------  -----------
  NET ASSETS--End of Year.                               $ 16,390,706 $29,276,393

                                                          =========== ===========

                         See Notes to Financial Statements.

                              THE RUSHMORE FUND, INC.
                                FINANCIAL HIGHLIGHTS
                               MONEY MARKET PORTFOLIO


                                          For the Year Ended August 31,
                                     -------------------------------------------

                                      1995     1994     1993     1992     1991
                                     -------  -------  -------  -------  -------
  Per Share Operating Performance:

   Net Asset Value--Beginning of
    Year............................ $  1.00  $  1.00  $  1.00  $  1.00  $  1.00
                                     -------  -------  -------  -------  -------
   Net Investment Income............   0.049    0.027    0.024    0.037    0.061

   Net Realized and Unrealized Gains
    (Losses) on Securities..........     --       --       --       --       --
                                     -------  -------  -------  -------  -------
   Net Increase in Net Asset Value
    Resulting from Operations.......   0.049    0.027    0.024    0.037    0.061

   Dividends to Shareholders........  (0.049)  (0.027)  (0.024)  (0.037)  (0.061)
   Distributions to Shareholders
    From Net Realized Capital Gains.     --       --       --       --       --
                                     -------  -------  -------  -------  -------

   Net Increase (Decrease) in Net
    Asset Value.....................    0.00     0.00     0.00     0.00     0.00
                                     -------  -------  -------  -------  -------
   Net Asset Value--End of Year..... $  1.00  $  1.00  $  1.00  $  1.00  $  1.00
                                     =======  =======  =======  =======  =======

  Total Investment Return...........    5.03%    2.88%    2.43%    3.71%    6.33%
  Ratios to Average Net Assets:
   Expenses.........................    0.75%    0.75%    0.78%    0.80%    0.79%
   Net Investment Income............    4.92%    2.73%    2.40%    3.71%    6.14%

  Supplementary Data:
   Portfolio Turnover Rate..........     --       --       --       --       --
   Number of Shares Outstanding at
    End of Year
    (000's omitted).................  21,985   22,261   56,759   98,606  115,539

                         See Notes to Financial Statements.

                              THE RUSHMORE FUND, INC.
                                FINANCIAL HIGHLIGHTS
               U.S. GOVERNMENT INTERMEDIATE-TERM SECURITIES PORTFOLIO

                                         For the Year Ended August 31,
                                    --------------------------------------------
                                     1995     1994      1993     1992     1991
                                    -------  -------   -------  -------  -------

  Per Share Operating Performance:
   Net Asset Value--Beginning of
    Year........................... $  8.97  $ 10.22   $ 10.73  $  9.93  $  9.39

                                    -------  -------   -------  -------  -------
   Net Investment Income...........   0.564    0.527     0.596    0.681    0.702
   Net Realized and Unrealized
    Gains (Losses) on Securities...   0.470   (1.080)    0.492    0.799    0.539

                                    -------  -------   -------  -------  -------
   Net Increase (Decrease) in Net
    Asset Value Resulting from
    Operations.....................   1.034   (0.553)    1.088    1.480    1.241
   Dividends to Shareholders.......  (0.564)  (0.530)   (0.596)  (0.680)  (0.701)

   Distributions to Shareholders
    from Net Realized Capital
    Gains..........................     --    (0.166)   (1.002)     --       --
                                    -------  -------   -------  -------  -------

   Net Increase (Decrease) in Net
    Asset Value....................    0.47    (1.25)    (0.51)    0.80     0.54
                                    -------  -------   -------  -------  -------
   Net Asset Value--End of Year.... $  9.44  $  8.97   $ 10.22  $ 10.73  $  9.93
                                    =======  =======   =======  =======  =======

  Total Investment Return..........   12.07%   (5.64)%   14.47%   15.37%   13.86%
  Ratios to Average Net Assets:
   Expenses........................    0.80%    0.80%     0.80%    0.80%    0.80%
   Net Investment Income...........    6.30%    5.50%     5.91%    6.63%    7.21%

  Supplementary Data:
   Portfolio Turnover Rate.........    28.9%   174.0%    113.3%   199.8%   195.8%
   Number of Shares Outstanding at
    End of Year
    (000's omitted)................   1,228    1,489     1,990    1,502    2,322

                         See Notes to Financial Statements.

                              THE RUSHMORE FUND, INC.
                                FINANCIAL HIGHLIGHTS
                   U.S. GOVERNMENT LONG-TERM SECURITIES PORTFOLIO

                                         For the Year Ended August 31,
                                    --------------------------------------------
                                     1995     1994      1993     1992     1991
                                    -------  -------   -------  -------  -------

  Per Share Operating Performance:
   Net Asset Value--Beginning of
    Year........................... $  9.08  $ 11.55   $ 10.62  $  9.97  $  9.14

                                    -------  -------   -------  -------  -------
   Net Investment Income...........   0.606    0.599     0.650    0.697    0.718
   Net Realized and Unrealized
    Gains (Losses) on Securities...   0.810   (1.880)    1.304    0.649    0.829

                                    -------  -------   -------  -------  -------
   Net Increase (Decrease) in Net
    Asset Value Resulting from
    Operations.....................   1.416   (1.281)    1.954    1.346    1.547
   Dividends to Shareholders.......  (0.606)  (0.602)   (0.650)  (0.696)  (0.717)

   Distributions to Shareholders
    from Net Realized Capital
    Gains..........................     --    (0.583)   (0.374)     --       --
                                    -------  -------   -------  -------  -------

   Net Increase (Decrease) in Net
    Asset Value....................    0.81    (2.47)     0.93     0.65     0.83
                                    -------  -------   -------  -------  -------
   Net Asset Value--End of Year.... $  9.89  $  9.08   $ 11.55  $ 10.62  $  9.97
                                    =======  =======   =======  =======  =======

  Total Investment Return..........   16.35%  (10.29)%   20.92%   13.97%   17.61%
  Ratios to Average Net Assets:
   Expenses........................    0.80%    0.80%     0.80%    0.80%    0.80%
   Net Investment Income...........    6.75%    5.97%     6.08%    6.80%    7.43%

  Supplementary Data:
   Portfolio Turnover Rate.........    63.3%   188.3%    173.6%   298.0%   235.7%
   Number of Shares Outstanding at
    End of Year
    (000's omitted)................   1,658    3,225     2,085    2,148    1,452

                         See Notes to Financial Statements.

                              THE RUSHMORE FUND, INC.
                           NOTES TO FINANCIAL STATEMENTS
                                  AUGUST 31, 1995



  1. SIGNIFICANT ACCOUNTING POLICIES

  The Rushmore Fund, Inc. ("Fund") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, diversified investment company. The Fund consists of four separate portfolios each with its own investment objectives and policies. These financial statements report on three of the four portfolios:
  Money Market Portfolio, U.S. Government Intermediate-Term Securities Portfolio, and U.S. Government Long-Term Securities Portfolio. The following is a summary of significant accounting policies which the Fund follows.


       (a) Securities of the Money Market Portfolio are valued at amortized cost which approximates market value. Securities of the U.S. Government Intermediate-Term Securities Portfolio and U.S. Government Long-Term Securities Portfolio are valued on the basis of the average of quoted bid and ask prices when market quotations are available. If market quotations are not readily available, the Board of Directors will value the portfolios' securities in good faith.

       (b) Security transactions are recorded on the trade date the date the order to buy or sell is executed).
            Interest income is accrued on a daily basis.
            Realized gains and losses from securities transactions are computed on an identified cost basis.


       (c) Net investment income is computed, and dividends are declared daily, in the Money Market, U.S. Government Intermediate-Term Securities and U.S. Government Long-Term Securities Portfolios. Income dividends in these portfolios are paid monthly. Dividends are reinvested in additional shares unless shareholders request payment in cash. Generally, short-term capital gains are distributed quarterly in the Money Market, U.S. Government Intermediate-Term Securities and U.S. Government Long-Term Securities Portfolios. Long-term capital gains, if any, are distributed annually.

       (d) The Fund complies with the provisions of the Internal Revenue Code applicable to regulated investment companies and distributes all net investment income to its shareholders. Therefore, no Federal income tax provision is required.

  2. INVESTMENT ADVISORY AND SHAREHOLDER SERVICES


  Investment advisory and management services are provided by Money Management Associates, ("Adviser"). Under an agreement with the Adviser, each portfolio of the Fund pays a fee for such services at an annual rate of 0.50% of the average daily net assets of the portfolio.

  Rushmore Trust and Savings, FSB (Trust), a wholly owned subsidiary of the Adviser, provides transfer agency, dividend-disbursing and shareholder services to the Fund. In addition, the Trust serves as custodian of the Fund's assets and pays the operating expenses of the Fund. For these services, the Trust receives an annual fee of 0.25% of the average net assets of the Money Market Portfolio, 0.30% of the average net assets of the U.S. Government Intermediate-Term Securities and U.S. Government Long-Term Securities Portfolios.

  3. SECURITIES TRANSACTIONS


  For the year ended August 31, 1995, purchases and sales
  (including maturities) of securities (excluding short-term securities) were as follows:



                                                 U.S. Government  U.S. Government
                                                Intermediate-Term    Long-Term

                                  Money Market     Securities       Securities
                                   Portfolio        Portfolio        Portfolio
                                  ------------  ----------------- ---------------
  Purchases......................      --          $ 3,078,328     $ 16,414,844

                                  ------------     -----------     ------------
  Sales..........................      --          $ 4,982,766     $ 30,998,133
                                  ------------     -----------     ------------

  4. SHARE TRANSACTIONS

  On August 31, 1995, there were 1,000,000,000 shares of $.001 par value capital stock authorized. Transactions in shares of the Fund were as follows:


                                                 U.S. Government  U.S. Government
                                                Intermediate-Term    Long-Term
                                  Money Market     Securities       Securities

                                   Portfolio        Portfolio        Portfolio
                                  ------------  ----------------- ---------------
  In Shares

   Shares Sold...................   49,791,377         573,883        2,729,920
   Shares Issued in Reinvestment
    of Dividends.................    1,055,000          66,809          183,562
                                  ------------     -----------     ------------

                                    50,846,377         640,692        2,913,482
   Shares Redeemed...............  (51,121,619)       (902,155)      (4,480,768)
                                  ------------     -----------     ------------
                                      (275,242)       (261,463)      (1,567,286)
                                  ============     ===========     ============

  In Dollars
   Shares Sold................... $ 49,791,377     $ 5,208,101     $ 24,815,509
   Shares Issued in Reinvestment
    of Dividends.................    1,055,000         598,933        1,657,955

                                  ------------     -----------     ------------
                                    50,846,377       5,807,034       26,473,464
   Shares Redeemed...............  (51,121,619)     (7,995,086)     (41,136,186)
                                  ------------     -----------     ------------
                                  $   (275,242)    $(2,188,052)    $(14,662,722)

                                  ============     ===========     ============



  5. NET UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS

  Unrealized appreciation (depreciation) as of August 31, 1995, based on the cost for Federal income tax purposes is as follows:

                                                 U.S. Government  U.S. Government
                                                Intermediate-Term    Long-Term

                                   Money Market    Securities       Securities
                                    Portfolio       Portfolio        Portfolio
                                   ------------ ----------------- ---------------
  Gross Unrealized Appreciation...         --      $   406,076      $ 1,234,225

  Gross Unrealized Depreciation...         --           (4,482)         (67,890)
                                   -----------     -----------      -----------
  Net Unrealized Appreciation.....         --      $   401,594      $ 1,166,335
                                   ===========     ===========      ===========

  Cost of Investments for Federal
   Income Tax purposes............ $22,114,945     $11,069,172      $15,027,044
                                   ===========     ===========      ===========


  6. NET ASSETS

  At August 31, 1995, net assets consisted of the following:


                                                 U.S. Government  U.S. Government
                                                 Intermediate-Term    Long-Term

                                    Money Market    Securities       Securities
                                     Portfolio       Portfolio        Portfolio
                                    ------------  ---------------   -------------
  Paid-in Capital.................  $21,985,283     $12,170,348      $15,848,714

  Undistributed Net Investment In-
   come...........................          --              --               --
  Accumulated Net Realized Loss on
   Investments....................          --         (979,097)        (624,343)

  Net Unrealized Appreciation on
   Investments....................          --          401,594        1,166,335
                                    -----------     -----------      -----------
  NET ASSETS......................  $21,985,283     $11,592,845      $16,390,706
                                    ===========     ===========      ===========


  7. CAPITAL LOSS CARRYOVERS

  At August 31, 1995, for Federal income tax purposes, the following portfolio's had capital loss carryovers which may be applied against future net taxable realized gains of each succeeding year until the earlier of its utilization or its expiration:



                                               U.S. Government    U.S. Government
                                               Intermediate-Term    Long-Term

                                                   Securities       Securities
  Expires August 31,                                Portfolio        Portfolio
  ------------------                             ---------------  ---------------

  2002..........................................     $745,370         $461,603
  2003..........................................      233,727          162,740
                                                     --------         --------
                                                     $979,097         $624,343

                                                     ========         ========

  Permanent differences between tax and financial reporting of accumulated realized losses have been reclassified to paid-in-capital. As of August 31, 1995 the effect of permanent differences between tax and financial reporting of realized losses of $1,331 and $591,157 for the U.S. Government Intermediate-Term Securities Portfolio and the U.S. Government Long-Term Securities Portfolio, respectively, resulted in a reclassification of such losses to paid-in-capital.




  8. REORGANIZATION PLAN


  On July 27, 1995, the Board of Directors approved the development of an Agreement and Plan of Reorganization to be voted upon by shareholders of the U.S. Government Intermediate-Term Securities Portfolio at a December 22, 1995 meeting of shareholders. Shareholders of record as of October 27, 1995 will receive a combined prospectus/proxy statement (on or about November 13, 1995), and upon their approval, the U.S. Government Long-Term Securities Portfolio would acquire the assets and liabilities of the U.S. Government Intermediate-Term Securities Portfolio in exchange for shares of the U.S. Government Long-Term Securities Portfolio at the Net Asset Value as of December 31, 1995.

                           INDEPENDENT AUDITORS' REPORT

  The Shareholders and Board of Directors
  of The Rushmore Fund, Inc.:


  We have audited the statements of net assets of the Money Market, U.S. Government Intermediate-Term Securities, and U.S. Government Long-Term Securities Portfolio (three of the Portfolios) of The Rushmore Fund, Inc. as of August 31, 1995, the related statements of operations and changes in net assets and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at August 31, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


  In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of the Money Market, U.S. Government Intermediate-Term Securities, and U.S. Government Long-Term Securities Portfolios (three of the Portfolios) of The Rushmore Fund, Inc. at August 31,1995, the results of their operations, the changes in their net assets and the financial highlights for the respective stated periods in conformity with generally accepted accounting principles.



  /s/ DELOITTE & TOUCHE LLP
  DELOITTE & TOUCHE LLP
  Washington, DC
  September 29, 1995

                           RUSHMORE FUND
  --------------------------------------------------------------

                           ANNUAL REPORT

                           August 31, 1995


                                                   [LOGO OF
  RUSHMORE APPEARS HERE]

                   PRO FORMA FINANCIAL STATEMENTS

  FUND FOR GOVERNMENT INVESTORS, INC.
  AND
  RUSHMORE MONEY MARKET PORTFOLIO
  PRO FORMA COMBINED SCHEDULE OF INVESTMENTS

  DECEMBER 31, 1995
  (unaudited)






                                                    Face Amount
                                         Fund         Rushmore
                                         for           Money

                                      Government       Market        Pro Forma
                                      Investors      Portfolio        Combined


   COMMERCIAL PAPER 3.31%


   American Express Credit Corp.
   5.70%, 1/17/96                                      $1,000,000      $1,000,000


   AT&T Corp.
   5.61%, 1/8/96                                          800,000         800,000


   Bank America Corp.
   5.53%, 1/25/96                                       1,000,000       1,000,000


   Bell South Telecommunications
   5.70%, 1/24/96                                         800,000         800,000


   Cargill, Inc.
   5.68%, 1/12/96                                         800,000         800,000


   Chevron Oil Finance Co.
   5.77%, 2/1/96                                          800,000         800,000










   Coca Cola Co.

   5.57%, 1/22/96                                       1,000,000       1,000,000

   Dover Corp.

   5.73%, 1/9/96                                        1,000,000       1,000,000

   Exxon Asset Management Corp.

   5.75%, 1/5/96                                        1,000,000       1,000,000

   Ford Motor Credit Co.

   5.75%, 1/11/96                                         800,000         800,000

   General Electric Capital Corp.

   5.76%, 1/31/96                                         800,000         800,000


   Heinz Co.
   5.71%, 1/16/96                                         800,000         800,000


   IBM Credit Corp.
   5.62%, 2/13/96                                         800,000         800,000


   Kellogg Co.
   5.65%, 1/26/96                                       1,000,000       1,000,000


   Merrill Lynch & Co., Inc.
   5.80%, 1/4/96                                          800,000         800,000


   Pepsico, Inc.
   5.72%, 1/18/96                                         800,000         800,000


   Phillip Morris Co.
   5.68%, 1/19/96                                         800,000         800,000


   Safeco Credit Corp.
   5.69%, 1/16/96                                       1,000,000       1,000,000












   Southern California Edison Co.

   5.80%, 1/12/96                                       1,000,000       1,000,000

   Transamerica Corp.

   5.77%, 1/5/96                                        1,000,000       1,000,000

   U. S. West Corp.

   5.69%, 1/10/96                                       1,000,000       1,000,000

   Xerox Corp.

   5.70%, 1/10/96                                         800,000         800,000

        Total Commercial Paper

  FUND FOR GOVERNMENT INVESTORS, INC.
  AND
  RUSHMORE MONEY MARKET PORTFOLIO
  PRO FORMA COMBINED SCHEDULE OF INVESTMENTS (continued)

  DECEMBER 31, 1995
  (unaudited)




                                                       Value
                                         Fund         Rushmore
                                         for           Money
                                      Government       Market        Pro Forma
                                      Investors      Portfolio        Combined


   COMMERCIAL PAPER 3.31%


   American Express Credit Corp.

   5.70%, 1/17/96                                        $997,467        $997,467

   AT&T Corp.

   5.61%, 1/8/96                                          799,127         799,127

   Bank America Corp.

   5.53%, 1/25/96                                         996,313         996,313

   Bell South Telecommunications

   5.70%, 1/24/96                                         797,087         797,087


   Cargill, Inc.
   5.68%, 1/12/96                                         798,612         798,612


   Chevron Oil Finance Co.
   5.77%, 2/1/96                                          796,025         796,025












   Coca Cola Co.

   5.57%, 1/22/96                                         996,751         996,751

   Dover Corp.

   5.73%, 1/9/96                                          998,727         998,727

   Exxon Asset Management Corp.

   5.75%, 1/5/96                                          999,361         999,361

   Ford Motor Credit Co.

   5.75%, 1/11/96                                         798,722         798,722

   General Electric Capital Corp.

   5.76%, 1/31/96                                         796,160         796,160


   Heinz Co.
   5.71%, 1/16/96                                         798,097         798,097


   IBM Credit Corp.
   5.62%, 2/13/96                                         794,630         794,630


   Kellogg Co.
   5.65%, 1/26/96                                         996,076         996,076


   Merrill Lynch & Co., Inc.
   5.80%, 1/4/96                                          799,613         799,613


   Pepsico, Inc.
   5.72%, 1/18/96                                         797,839         797,839


   Phillip Morris Co.
   5.68%, 1/19/96                                         797,728         797,728


   Safeco Credit Corp.
   5.69%, 1/16/96                                         997,629         997,629












   Southern California Edison Co.

   5.80%, 1/12/96                                         998,228         998,228

   Transamerica Corp.

   5.77%, 1/5/96                                          999,359         999,359

   U. S. West Corp.

   5.69%, 1/10/96                                         998,577         998,577

   Xerox Corp.

   5.70%, 1/10/96                                         798,860         798,860

        Total Commercial Paper                     0   19,550,988      19,550,988

  FUND FOR GOVERNMENT INVESTORS, INC.
  AND RUSHMORE MONEY MARKET PORTFOLIO
  PRO FORMA COMBINED SCHEDULE OF INVESTMENTS (continued)
  DECEMBER 31, 1995

  (unaudited)






                                                  Face Amount
                                       Fund        Rushmore

                                       for           Money
                                    Government      Market        Pro Forma
                                    Investors      Portfolio      Combined

   UNITED STATES TREASURY BILLS 96.20%
   U.S. Treasury Bills

   5.47%, 1/4/96                  $  25,000,000                 $  25,000,000
   U.S. Treasury Bills

   5.44%, 1/11/96                    50,000,000                    50,000,000
   U.S. Treasury Bills
   5.42%, 1/18/96                    50,000,000                    50,000,000

   U.S. Treasury Bills
   5.40%, 2/1/96                     50,000,000                    50,000,000

   U.S. Treasury Bills
   5.49%, 2/8/96                     75,000,000                    75,000,000

   U.S. Treasury Bills
   5.56%, 2/15/96                    75,000,000                    75,000,000
   U.S. Treasury Bills

   5.49%, 2/22/96                    50,000,000                    50,000,000
   U.S. Treasury Bills
   5.46%, 2/29/96                    25,000,000                    25,000,000

   U.S. Treasury Bills
   5.30%, 3/7/96                     50,000,000                    50,000,000

   U.S. Treasury Bills
   5.31%, 3/14/96                    50,000,000                    50,000,000








                                                  Face Amount

                                       Fund        Rushmore
                                       for           Money
                                    Government      Market        Pro Forma
                                    Investors      Portfolio      Combined

   U.S. Treasury Bills

   5.16%, 3/21/96                    25,000,000                    25,000,000
   U.S. Treasury Bills
   4.94%, 3/28/96                    25,000,000                    25,000,000

   U.S. Treasury Bills
   5.20%, 12/12/96                   23,000,000                    23,000,000

        Total U.S. Treasury Bills
   REPURCHASE AGREEMENTS 0.49%

   With Paine Webber at 5.70%,
   dated 12/29/95, due 1/2/96,

   collateralized by U.S. Treasury
   Notes, due 12/31/96                               2,890,749      2,890,749
   Total Investments - Amortized Cost 100.00%

































  FUND FOR GOVERNMENT INVESTORS, INC.
  AND RUSHMORE MONEY MARKET PORTFOLIO
  PRO FORMA COMBINED SCHEDULE OF INVESTMENTS (continued)
  DECEMBER 31, 1995

  (unaudited)



                                                     Value
                                       Fund        Rushmore

                                       for           Money
                                    Government      Market        Pro Forma
                                    Investors      Portfolio      Combined

   UNITED STATES TREASURY BILLS 96.20%

   U.S. Treasury Bills
   5.47%, 1/4/96                  $  24,988,916                 $  24,988,916
   U.S. Treasury Bills

   5.44%, 1/11/96                    49,926,528                    49,926,528
   U.S. Treasury Bills
   5.42%, 1/18/96                    49,875,510                    49,875,510

   U.S. Treasury Bills
   5.40%, 2/1/96                     49,773,743                    49,773,743

   U.S. Treasury Bills
   5.49%, 2/8/96                     74,577,118                    74,577,118

   U.S. Treasury Bills
   5.56%, 2/15/96                    74,492,812                    74,492,812

   U.S. Treasury Bills
   5.49%, 2/22/96                    49,614,333                    49,614,333
   U.S. Treasury Bills

   5.46%, 2/29/96                    24,782,233                    24,782,233
   U.S. Treasury Bills
   5.30%, 3/7/96                     49,527,000                    49,527,000

   U.S. Treasury Bills
   5.31%, 3/14/96                    49,475,819                    49,475,819

   U.S. Treasury Bills
   5.16%, 3/21/96                    24,721,111                    24,721,111










                                                     Value

                                       Fund        Rushmore
                                       for           Money
                                    Government      Market        Pro Forma
                                    Investors      Portfolio      Combined

   U.S. Treasury Bills

   4.94%, 3/28/96                    24,709,396                    24,709,396
   U.S. Treasury Bills
   5.20%, 12/12/96                   21,919,040                    21,919,040

    Total U.S. Treasury Bills       568,383,559              0    568,383,559

   REPURCHASE AGREEMENTS 0.49%
   With Paine Webber at 5.70%,
   dated 12/29/95, due 1/2/96,

   collateralized by U.S.
   Treasury Notes, due 12/31/96                      2,890,749      2,890,749

   Total Investments - Amortized
   Cost 100.00%                   $ 568,383,559  $  22,441,737  $ 590,825,296



  PRO FORMA COMBINED
  STATEMENT OF ASSETS AND LIABILITIES
  DECEMBER 31, 1995
  (unaudited)




                                                  Fund        Rushmore
                                                  for           Money

                                               Government      Market
                                               Investors      Portfolio

   ASSETS
      Cash                                    $  5,381,532  $           0
      Securities at Amortized Cost             568,383,559     22,441,737
      Investment Income Receivable                       0          1,369
      Receivable for Shares Purchased            4,435,404        220,239

   Total Assets                                578,200,495     22,663,345


   LIABILITIES
      Dividends Payable                             89,166         10,205
      Investment Advisory Fee Payable              731,136         10,206

      Administration Fee Payable                   125,822          5,103
      Liability for Shares Redeemed                 59,940        249,863
   Total Liabilities                             1,006,064        275,377

   Net Assets                                 $577,194,431  $  22,387,968


   Net Assets Consist of:
      Capital paid in on shares of
        common stock                          $577,194,431  $  22,387,968

      Accumulated net realized gain (loss)               0              0
      Net change in unrealized appreciation
        of investments                                   0              0
                                              $577,194,431  $  22,387,968

   Shares Outstanding                          577,194,431     22,387,968
   Net Asset Value Per Share                         $1.00          $1.00











  PRO FORMA COMBINED
  STATEMENT OF ASSETS AND LIABILITIES
  DECEMBER 31, 1995 (Continued)
  (unaudited)




                                               Pro Forma      Pro Forma
                                              Adjustments     Combined

   ASSETS
      Cash                                                  $   5,381,532
      Securities at Amortized Cost                            590,825,296
      Investment Income Receivable                                  1,369

      Receivable for Shares Purchased                           4,655,643
   Total Assets                                               600,863,840


   LIABILITIES
      Dividends Payable                                            99,371
      Investment Advisory Fee Payable                             741,342

      Administration Fee Payable                                  130,925
      Liability for Shares Redeemed                               309,803

   Total Liabilities                                            1,281,441
   Net Assets                                               $ 599,582,399


   Net Assets Consist of:
      Capital paid in on shares of
        common stock                                        $ 599,582,399

      Accumulated net realized gain (loss)                              0
      Net change in unrealized appreciation
        of investments                                                  0
                                                            $ 599,582,399

   Shares Outstanding                                         599,582,399
   Net Asset Value Per Share                                        $1.00




  PRO FORMA COMBINED
  STATEMENT OF OPERATIONS
  YEAR ENDED DECEMBER 31, 1995
  (unaudited)




                               Fund        Rushmore
                                for         Money
                            Government      Market      Pro Forma     Pro Forma
                             Investors    Portfolio    Adjustments    Combined

   INVESTMENT INCOME       $ 31,976,884  $ 1,338,441  $         0   $ 33,315,325

   EXPENSES

     Investment Advisory
     Fee                      2,787,502      113,363      (11,205)      2,889,660



     Administrative Fee       1,409,761       56,681                    1,466,442


       Total Expenses         4,197,263      170,044      (11,205)      4,356,102


 Net Investment Income   $ 27,779,621  $ 1,168,397  $     11,205  $  28,959,223


                FUND FOR GOVERNMENT INVESTORS, INC.
                                AND
                  RUSHMORE MONEY MARKET PORTFOLIO


          Notes to Pro Forma Combined Financial Statements

                         December 31, 1995
                            (unaudited)



  1. BASIS OF PRESENTATION

     Subject to the Agreement and Plan of Reorganization ("Agreement") by the shareholders of the Rushmore Money Market Portfolio, the Fund for Government Investors, Inc. would acquire substantially all of the assets of the Rushmore Money Market Portfolio in exchange for shares of the Fund for Government Investors, Inc. at the net asset value of the Fund for Government Investors, Inc. as of the Valuation Date as defined in the Agreement. Shares of the Fund for Government Investors, Inc. would then be distributed pro-rata to the shareholders of the Rushmore Money Market Portfolio.


     The pro forma information is intended to provide the shareholders of the Rushmore Money Market Portfolio with information about the impact of the proposed merger by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time. The pro forma combined Schedule of Investments and Statement of Assets and Liabilities have been presented as if the proposed merger had taken place on December 31, 1995; the pro forma combined Statement of Operations for the year ended December 31, 1995, has been presented as if the proposed merger had taken place on January 1, 1995. This information is based upon historical financial statement data giving effect to the pro forma adjustments described below. The accounting policies of the Rushmore Money Market Portfolio and the Fund for Government Investors, Inc. are not materially different. The pro forma financial statements should be read in conjunction with the separate financial statements of the Rushmore Money Market Portfolio and the Fund for Government Investors, Inc. incorporated by reference into this Registration Statement on Form N-14.



  2. PRO FORMA ADJUSTMENTS

     The pro forma combined Statement of Operations of Rushmore Money Market Portfolio and the Fund for Government Investors, Inc. reflects the net decrease in Investment Advisory Fee expense and net increase in Net Investment Income resulting from the lower expense ratio of the Fund for Government Investors, Inc. The pro forma combined Investment Advisory expenses are calculated by multiplying the combined net assets by the annual rate determined as follows: 0.50% of the first $500 million; 0.45% of the next $250 million; 0.40% of the next $250 million; and 0.35% of the net assets that exceed $1 billion.

                               PART C

                FUND FOR GOVERNMENT INVESTORS, INC.

                     PART C. OTHER INFORMATION



  ITEM 15.  Indemnification

       Fund for Government Investors, Inc. (the "Registrant" or "FGI"), was incorporated in the State of Maryland on October 30, 1974, and is operated pursuant to the Articles of Incorporation of the Registrant, dated as of October 29, 1974, and as amended February 14, 1975, January 7, 1976, November 20, 1979, June 10, 1981, and
       June 25, 1982 (the "FGI Articles"). The FGI Articles permit the Registrant to indemnify its directors and
       officers    under    certain    circumstances.        Such
       indemnification, however, is subject to the limitations imposed by the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act").


       The Articles of Incorporation of FGI provide that officers and directors of FGI shall be indemnified by FGI against liabilities and expenses of defense in proceedings against such persons by reason of the fact that such persons serve as officers or directors of FGI or as an officer or director of another entity at the request of the entity. This indemnification is subject to the following conditions:

       (a) no director or officer of FGI is indemnified against any liability to FGI or FGI's security holders which was the result of any willful misfeasance, bad faith, gross negligence, or reckless disregard of such person's duties;


       (b) officers and directors of FGI are indemnified only for actions taken in good faith which the officers and directors believed were in or not opposed to the best interests of FGI; and

       (c) expenses of any suit or proceeding will be paid in advance only if the persons who will benefit by such advance undertake to repay the expenses unless it is subsequently determined that such persons are entitled to indemnification.

       The FGI Articles provide that if indemnification of the directors and/or the officers of FGI is not ordered by a court, such indemnification may be authorized upon determination by the shareholders of FGI, or by a majority vote of a quorum of the directors who were not parties to the proceedings or, if a quorum is not obtainable, or if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion that the persons to be indemnified have met the applicable standard.

       Insofar as indemnification for liability arising under the 1933 Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and, there-fore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by the Registrant is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.



  ITEM 16.  Exhibits

    (1)(a)  Articles of Incorporation of Registrant.4/
    (1)(b)  Articles of Amendment.4/

    (2)     By-Laws of Registrant.4/
    (3)     Voting Trust Agreement.1/
    (4)     Agreement and Plan of Reorganization.2/
    (5)     Specimen share certificate.1/

    (6)     Management  Contract  between  Registrant  and  Money
            Management Associates.3/
    (7)     Form of Underwriting Agreement.1/
    (8)     Bonus, Profit Sharing, or Pension Plans.1/

    (9) Custody and Administrative Services Agreement between Registrant and Rushmore Trust and Savings, FSB4/
   (10)     Form of Rule 12b-1 Distribution Plan.1/
   (11) Opinion of Jorden Burt Berenson & Johnson LLP, regarding the legality of securities being registered.4/
   (12) Opinion of Jorden Burt Berenson & Johnson LLP, regarding certain tax matters and consequences to shareholders discussed in Part A.4/

   (13) Transfer Agent and Shareholder Services Agent Agreement between Registrant and Rushmore Trust and Savings, FSB (see exhibit (9)).
   (14)(a) Consent of Deloitte & Touche LLP, independent accountants for Registrant. 4/
   (14)(b) Consent of Deloitte & Touche LLP, independent accountants for The Rushmore Fund, Inc.4/
   (14)(c) Consent of Jorden Burt Berenson & Johnson LLP (see exhibit (11)).
   (14)(d) Consent of Jorden Burt Berenson & Johnson LLP (see exhibit (12)).

   (15)     Financial   Statements   Omitted  Pursuant   to  Item
            14(a)(1).1/
   (16)     Powers of Attorney.1/
   (17)     Rule 24f-2 Notice.4/


  ________________________

   1/    None.
   2/    Filed herewith as Appendix A to Part A.

   3/    Filed herewith as Appendix B to Part A.
   4/    Filed herewith.

  ITEM 17.  Undertakings


  (1) The Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2) The Registrant agrees that every prospectus that is filed under paragraph (1), above, will be filed as a part of an amendment to this Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                             SIGNATURES


  As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Bethesda and the State of Maryland, on the 2nd day of February, 1996.


                      Registrant:

                      FUND FOR GOVERNMENT INVESTORS, INC.


                      By:  /s/ Daniel L. O'Connor
                            Daniel L. O'Connor
                            Chairman of the Board


  As  required by  the Securities  Act of 1933,  as amended, this
  Registration Statement has been  signed below by the  following persons in the capacities and on the dates indicated.
          Signature              Title              Date


   /s/ Daniel L. O'Connor  Chairman of the    February 2, 1996
                           Board, Treasurer,Daniel L. O'Connor
                           and Director

   /s/ Richard J. Garvey   Director and       February 1, 1996
                           PresidentRichard J. Garvey

   /s/ Bruce C. Ellis      Director           February 1, 1996
   Bruce C. Ellis

   /s/ Patrick F. Noonan   Director           February 1, 1996
   Patrick F. Noonan


   /s/ Rita A. Gardner     Director           February 1, 1996
   Rita A. Gardner


   /s/ Michael D. Lange    Director           February 1, 1996
   Michael D. Lange


   /s/ Jeffrey R. Ellis    Director           February 1, 1996
   Jeffrey R. Ellis

   /s/ Leo Seybold         Director           February 1, 1996

   Leo Seybold
   /s/ Timothy N. Coakley  Vice President     February 1, 1996
                           and ControllerTimothy N. Coakley